CONFIDENTIAL

AMENDED AND RESTATED PURCHASE AND SALE AGREEMENT
by and among
ALLY FINANCIAL INC.,
as Parent
GENERAL MOTORS FINANCIAL COMPANY, INC.
as Purchaser

and, solely for purposes of Section 5.3, Section 5.6, Section 5.14(b) and Article X,

GENERAL MOTORS COMPANY,
as Purchaser Topco

Dated as of November 21, 2012
Amendment and Restatement Dated as of February 22, 2013

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TABLE OF CONTENTS

Article IV	REPRESENTATIONS AND WARRANTIES OF PURCHASER		49
	Section 4.1	Organization, Authorization, Enforceability, Non-Contravention	49
	Section 4.2	Financing	50
	Section 4.3	Approvals	50
	Section 4.4	Finder's Fees	51
	Section 4.5	No Litigation	51
	Section 4.6	Securities Law Compliance	51
	Section 4.7	Due Diligence by Purchaser	51
	Section 4.8	Solvency	52
	Section 4.9	No Other Representations or Warranties	52
Article V	COVENANTS		52
	Section 5.1	Conduct of the Target Business	52
	Section 5.2	Sale of the Target Equity Interests	57
	Section 5.3	Cooperation	57
	Section 5.4	Pre-Closing Restructuring	59
	Section 5.5	Access and Information	59
	Section 5.6	Confidentiality	61
	Section 5.7	Announcements	62
	Section 5.8	Insurance	63
	Section 5.9	Interest in Intellectual Property	64
	Section 5.10	Cooperation Regarding Transition Arrangements	66
	Section 5.11	Employee Matters	66
	Section 5.12	Termination of Certain Affiliate Arrangements; Replacement of Guarantees and Transferred Derivatives; Certain Releases	71
	Section 5.13	Notices and Consents	72
	Section 5.14	Financing	73
	Section 5.15	Non-Compete; Non-Solicit	74
	Section 5.16	Other Transaction Documents	78
	Section 5.17	Intercompany Loans	78
	Section 5.18	Further Assurances	79
	Section 5.19	Delivery of Audited Financial Statements	79
	Section 5.20	VAT Provisions	80
	Section 5.21	No Shop	81
	Section 5.22	Powers of Attorney	82
	Section 5.23	Derivative Treatment	82
Article VI	CONDITIONS TO CLOSING		52
	Section 6.1	Conditions to Each Party's Obligations	83
	Section 6.2	Conditions to Obligations of Purchaser	83
	Section 6.3	Conditions to Obligations of Parent	84
Article VII	TAX MATTERS		85
	Section 7.1	Seller Returns and Reports	85
	Section 7.2	Purchaser Returns and Reports	85
	Section 7.3	Amendments	85
	Section 7.4	Contest Provisions	86

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Schedules and Exhibits

Schedule A	Target Companies
Schedule B	Jurisdiction-Specific Closing Deliverables
Schedule C	Agreed Accounting Principles
Schedule D	Reference Closing Statement
Schedule 1.1(a)	Agreed Derivative Valuation Principles
Schedule 1.1(b)	Brazilian Target Companies
Schedule 1.1(c)	Dutch Target Companies
Schedule 1.1(d)	European Target Companies
Schedule 1.1(e)	French Target Company
Schedule 1.1(f)	German Target Companies
Schedule 1.1(g)	MCC Target Companies
Schedule 1.1(h)	Restricted Region
Schedule 1.1(i)	UK Target Companies
Schedule 2.8	Fiscal Residence of Purchasing Entity
Schedule 3.8(q)	Net Deferred Tax Asset
Schedule 3.8(u)	U.K. Tax Representations
Schedule 3.8(v)	French Tax Representations
Schedule 3.8(w)	German Tax Representations
Schedule 3.8(x)	Dutch Tax Representations
Schedule 5.17	European Intercompany Loans
Schedule 6.2(d)	Brazilian Withholding Tax Calculations
Exhibit 1	Form of Transition Services Agreement
Exhibit 2	Form of Transitional Trademark License Agreement (Mexico)
Exhibit 3	Form of Transitional Trademark License Agreement (Other than Mexico)
Exhibit 4	Trademark License Agreement Amendment
Exhibit 5	Global Services Agreement

Disclosure Letters

Parent’s Disclosure Letter
Purchaser’s Disclosure Letter

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106

AMENDED AND RESTATED PURCHASE AND SALE AGREEMENT, dated as of November 21, 2012, and amended and restated as of February [•], 2013 (as amended and restated, the “Agreement”), by and among Ally Financial Inc., a corporation organized under the laws of the state of Delaware (“Parent”), and General Motors Financial Company, Inc., a corporation organized under the laws of the state of Texas (“Purchaser”) and, solely with respect to Section 5.3, Section 5.6, Section 5.14(b) and Article X, General Motors Company, a corporation organized under the laws of the state of Delaware (“Purchaser Topco”).
RECITALS
WHEREAS, Parent, directly or indirectly through the other Sellers (as defined below), owns all of the Target Equity Interests (as defined below) issued by the Brazilian Target Companies (as defined below), the European Target Companies (as defined below), and the MCC Target Companies (as defined below), (each of the foregoing groups of Target Companies, a “Target Business Segment”); and
WHEREAS, on the terms and conditions set forth herein, the Sellers desire to sell to Purchaser (or to one or more assignees of Purchaser pursuant to an assignment made in accordance with Section 10.2), and Purchaser desires to purchase from (or to cause one or more assignees of Purchaser pursuant to an assignment made in accordance with Section 10.2 to purchase from) each Seller, either directly or through one or more Subsidiaries, all of each Seller’s rights in the Target Equity Interests.
NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

SC1:3347968.1D

Article I
DEFINITIONS AND TERMS
Section 1.1    Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:
“2006 Agreement” means the Purchase and Sale Agreement by and among General Motors Corporation, General Motors Acceptance Corporation, GM Finance Co. Holdings Inc. and FIM Holdings LLC, dated as of April 2, 2006, and all agreements, undertakings or other written instruments entered into in connection therewith or with respect thereto, including the letter agreement, dated as of March 13, 2007, by and among GMAC LLC, GM Finance Co. Holdings Inc. and FIM Holdings LLC and the November 5, 2008 e-mail from Purchaser’s Executive Director – Tax Counsel to Parent’s Director of Tax Operations and Analysis regarding the income tax effects of non-income tax refunds.
“Accounting Expert” has the meaning set forth in Section 2.3(a).
“Action” means any civil, criminal or administrative action, suit, demand, claim (including any counterclaim), case, litigation, mediation, arbitration, opposition, objection, cancellation, inquiry, hearing, dispute, investigation or other proceeding.
“Adjustment Amount” means an amount (which may be negative) equal to (i) the Final Net Asset Value minus (ii) the Estimated Net Asset Value.
“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with such specified Person; provided, that (i) neither of the U.S. Department of the Treasury nor any Person under common Control with Parent (other than Parent’s Controlled Affiliates) as a result of the ownership of Equity Interests in Parent by the U.S. Department of the Treasury shall constitute an Affiliate of Parent, and (ii) neither of the U.S. Department of the Treasury nor any Person under common Control with Purchaser Topco or Purchaser (other than Purchaser Topco’s Controlled Affiliates) as a result of the ownership of Equity Interests in Purchaser Topco by the U.S. Department of the Treasury shall constitute an Affiliate of Purchaser Topco or Purchaser, respectively.
“Agreed Accounting Principles” means the principles set forth on Schedule C.
“Agreed Derivative Valuation Principles” means the principles set forth on Schedule 1.1(a).
“Agreement” has the meaning set forth in the Preamble.
“AIM” means Ally Investment Management LLC.
“AIM Derivative” means (i) any Derivative Transaction set forth on Section 1.1(g) of Parent’s Disclosure Letter and (ii) any Derivative Transaction primarily related to a Target Company entered into on or after the date hereof, to which AIM is a party, except for BG Derivatives, Corresponding Derivatives and foreign exchange swaps.

“Allocation Schedule” has the meaning set forth in Section 2.7.
“BG Derivative” means (i) any Derivative Transaction set forth on Section 1.1(h) of Parent’s Disclosure Letter and (ii) any balance guarantee Derivative Transaction primarily related to a Target Company entered into on or after the date hereof, to which AIM is a party, except for Corresponding Derivatives and foreign exchange swaps.
“Brazilian Target Companies” means the Target Companies set forth on Schedule 1.1(b).
“Brazilian Withholding Taxes Calculation” has the meaning set forth in Section 6.2(d).
“Business Combination” has the meaning set forth in Section 5.15(b)(vii).
“Business Day” means any day other than a Saturday, Sunday or a day on which banks located in New York, New York, Detroit, Michigan or Fort Worth, Texas or, to the extent relating to the transfer of Target Equity Interests in any of the jurisdictions listed on Schedule B, such jurisdiction, are authorized or required by Law to be closed.
“Business Employees” means the individuals set forth in Section 5.11(b) of Parent’s Disclosure Letter, it being understood that such list may be updated from time to time to add or subtract individuals, subject, in each case, to the mutual agreement of Purchaser and Parent.
“Cap” has the meaning set forth in Section 8.2(b).
“Claim Notice” has the meaning set forth in Section 8.4(a).
“Class Action Deductible” has the meaning set forth in Section 8.2(b).
“Closing” has the meaning set forth in Section 2.5.
“Closing Company Material Adverse Effect” shall have the same meaning as Company Material Adverse Effect, except that (i) each reference to “Target Companies” set forth in such definition shall be replaced with a reference to “Subject Companies,” and (ii) in clause (ii) thereof, the phrase “to perform their obligations under any of the Transaction Documents or to consummate the transactions contemplated thereby in a timely manner” shall be replaced with “to perform their obligations under any of the Transaction Documents or to consummate the transactions contemplated thereby in a timely manner, in each case to the extent they relate, or are contemplated to be consummated, at the applicable Closing”.
“Closing Date” means, with respect to any Closing, the date on which such Closing occurs.
“Closing Payment” means, as of any Closing, the sum of the following in respect of each Target Business Segment to be purchased and sold at such Closing: (a) the Estimated Net Asset Value of such Target Business Segment, and (b) the Premium applicable to such Target Business Segment; provided, however, that at the Closing in respect of the European Target Companies, the Closing Payment shall be reduced by an amount, if any, equal to the Holdback Amount in respect of each other Target Business Segment if the Closing for such other Target Business Segment has not occurred concurrently with or prior to such Closing.
“Closing Purchaser Material Adverse Effect” shall have the same meaning as Purchaser Material Adverse Effect, except that the phrase “to perform its obligations under any of the Transaction Documents or to consummate the transactions contemplated thereby in a timely manner” shall be replaced with “to perform its obligations under any of the Transaction Documents or to consummate such Closing contemplated thereby in a timely manner, in each case to the extent they relate, or are contemplated to be consummated, at the applicable Closing”.
“Code” means the Internal Revenue Code of 1986.
“Company In-Process Marks” means the trademarks listed in Section 1.1(a) of Parent’s Disclosure Letter which will be assigned to one of the Target Companies on the applicable Closing Date.
“Company Material Adverse Effect” means any change, effect, event or occurrence that, either individually or in the aggregate with any other change, effect, event or occurrence, (i) has or is reasonably likely to have a material and adverse effect on the business, operations, assets, liabilities, condition (financial or otherwise) or the results of operations of the Target Companies, taken as a whole, or (ii) would be reasonably likely to prevent or materially impair the ability of Parent or any of its Affiliates to perform their respective obligations under the Transaction Documents or to consummate the transactions contemplated thereby in a timely manner; provided that, in the case of clause (i) only, none of the following (or the results thereof), either alone or in combination with any other changes, effects, events or occurrences, shall constitute or contribute to a Company Material Adverse Effect: (a) any change in applicable accounting principles or any adoption, proposal, implementation or change in Law (including any Law in respect of Taxes) or any interpretation thereof by any Government Authority; (b) any change in global, national or regional political conditions (including protests, strikes, riots, acts of terrorism or war) or in general global, national or regional economic, business, regulatory, political or market conditions or in national or global financial or capital markets (including any such conditions or markets in the United States or any of the countries in which any Target Company is incorporated or organized); (c) any change generally affecting the industries or market sectors in the geographic regions in which one or more of the Target Companies operate; (d) any change resulting from or arising out of hurricanes, earthquakes, floods, or other natural disasters; (e) the negotiation, execution, announcement or performance of the Transaction Documents or consummation of the transactions contemplated thereby; (f) the failure of one or more of the Target Companies to meet any internal or public projections, forecasts or estimates of performance, revenues or earnings (it being understood that the facts and circumstances contributing to such failure may constitute or contribute to a Company Material Adverse Effect); (g) any actions (or the effects of any action) taken (or omitted to be taken) upon the written request or instruction of, or with the written consent of, Purchaser, consistent with the terms hereof, to consummate the transactions contemplated hereby; (h) any action (or the effects of any action) taken (or omitted to be taken) by the Target Companies as required pursuant to this Agreement or (i) any change, effect, event or circumstance primarily caused by, occurring at, affecting or relating to Purchaser Topco, Purchaser or any of their Affiliates

(including any bankruptcy, work stoppage or other adverse change at Purchaser Topco, Purchaser or any of their Affiliates); except in the cases of clauses (a), (b) and (c) to the extent such change (or any results thereof) has a disproportionate effect on the Target Companies, taken as a whole, compared with other Persons operating in the industries and jurisdictions in which the Target Companies operate.
“Company Trademarks” means those trademarks listed on Section 1.1(b) of Parent’s Disclosure Letter.
“Competing Person” has the meaning set forth in Section 5.15(b)(v).
“Confidential Information” means, with respect to either Party or any of its respective Affiliates, any information disclosed to such Party by the other Party or any of the other Party’s respective Affiliates that relates to (i) the provisions of this Agreement or any agreement entered into pursuant to this Agreement, (ii) the negotiations relating to this Agreement (or any such other agreement), (iii) any information relating to the business, financial or other affairs (including future plans, financial targets, trade secrets and know-how) of such other Party or such other Party’s Affiliates, or (iv) any information of the other Party or such other Party’s Affiliates provided in a manner which reasonably indicates the confidential or proprietary nature of such information. With respect to Purchaser and its Affiliates, Confidential Information includes all Evaluation Material (as such term is defined in the Confidentiality Agreement).
“Confidentiality Agreement” means the letter agreement, dated as of April 10, 2012, as amended, between Parent and Purchaser Topco.
“Constituent Documents” means, with respect to any corporation, its charter or articles of incorporation or association and by-laws; with respect to any partnership, its certificate of partnership and partnership agreement; with respect to any limited liability company, its certificate of formation and limited liability company or operating agreement; with respect to each other Person, its comparable constitutional instruments or documents (and, in each case, such similar instruments or documents as applicable under a relevant jurisdiction).
“Consumer Financial Protection Law” means (i) all Laws concerning the protection of consumers in credit, credit sale and leasing transactions, including Laws addressing usury, credit terms, disclosure, collection and repossession practices, and limitations on creditor’s rights; and (ii) Data Protection Laws.
“Continuing Employees” has the meaning set forth in Section 5.11(c).
“Contract” means any written contract, agreement, undertaking, indenture, lease or other written instrument of any kind to which any Target Company, any Securitization Originator, any Securitization Depositor or any Securitization Issuing Entity is a party or by which it or any of its assets or properties is bound but shall exclude any Target Company Benefit Plan.
“Control” means, with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities,

by contract or otherwise. The terms “Controlling” and “Controlled” have meanings correlative to the foregoing.
“Corresponding Derivative” means (i) any Derivative Transaction set forth under “Swap Transactions Between Ally Investment Management LLC and a Target Company” in Section 3.18 of Parent’s Disclosure Letter and (ii) any Derivative Transaction entered into on or after the date hereof between Ally Investment Management LLC, on the one hand, and a Target Company, on the other hand.
“Credit Enhancement” means any security deposit or unapplied advance payment, investment certificate, certificate of deposit, authorization to hold funds, hypothecation of account or like instrument, letter of credit, agreement of indemnity guarantee, recourse agreement, security agreement or property, in each case pledged, assigned, mortgaged, made, delivered or transferred as security for the performance of any obligation under or with respect to any Financing Contract.
“Criminal Liability” means any liability, fine, censure or other sanction resulting from the violation of any criminal Law, other than immaterial violations that have not and could not result in (a) any financial liability that is material to any Target Business Segment taken as a whole, or (b) incarceration of any director or employee of any Target Company.
“Data Protection Laws” means all Laws covering the protection of Personal Data in any Target Jurisdiction, including if and to the extent applicable the Data Protection Directive 95/46/EC.
“De Minimis Target Companies” means (i) with respect to the European Target Companies, one or more European Target Companies, that both (a) are not organized in the United Kingdom or Germany and (b) the asset value of which does not exceed 20% of the aggregate asset value of all of the European Target Companies, in each case, as at September 30, 2012, and (ii) with respect to the MCC Target Companies, either (a) GMAC Automotriz Limitada and/or Comerical Automotriz Chile S.A., or (b) GMAC Financiera de Colombia S.A. Compañía de Financiamiento, GMAC Servicios S.A.S., a Colombia sociedad de acciones simplificada and/or GMAC Colombia S.A. LLC, a Delaware limited liability company; provided that any group of MCC Target Companies that includes one or more MCC Target Companies identified in each of (a) and (b) shall not constitute “De Minimis Target Companies”.
“Deductible” has the meaning set forth in Section 8.2(b).
“Deferred Closing” has the meaning set forth in Section 2.9(a).
“Deferred Closing Date” has the meaning set forth in Section 2.9(a).
“Deferred Premium” means, in the event one or more MCC Target Companies is a Deferred Target Company, the amount equal to the Premium applicable to the MCC Target Companies multiplied by the pro rata portion of the estimated book value that the Deferred Target Company and its Sibling Companies (if any) represent relative to the estimated book value of the MCC Target Companies as a whole, estimated as of the applicable Closing.

“Deferred Target Company” has the meaning set forth in Section 2.9(a).
“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indices, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
“Disclosing Party” has the meaning set forth in Section 5.6(b).
“Disclosure Letter” means, with respect to either Party, a letter delivered by such Party to the other Party contemporaneously with the execution and delivery of this Agreement setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations, warranties or covenants of such Party contained in this Agreement; provided that the mere inclusion of an item in a Disclosure Letter as an exception to a representation, warranty or covenant shall not be deemed an admission by the disclosing Party that such item (or any non-disclosed item or information of comparable or greater significance) represents a material exception, fact, event or circumstance or that such item has had or is reasonably likely or expected to result in a Company Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable; provided, further, that a disclosure in any section of such Party’s Disclosure Letter shall be deemed to be a disclosure for all other sections of such Party’s Disclosure Letter in respect of which it is reasonably apparent on the face of such disclosure that such disclosure is applicable, whether or not repeated or cross-referenced in such other section; provided that although Parent’s Disclosure Letter has been divided into two segments labeled “Europe” and “Latin America”, each section and subsection in each segment shall be read in concert so that each disclosure under an applicable section or subsection in either segment of Parent’s Disclosure Letter shall be considered to be disclosed in a single unified section or subsection of Parent’s Disclosure Letter, and the fact that an item has been disclosed in one segment shall not be construed to mean that such disclosure is limited to such segment.
“Dutch Target Companies” means the Target Companies listed on Schedule 1.1(c).
“Effective Hire Date” has the meaning set forth in Section 5.11(a).
“Employee Representative Body” has the meaning set forth in Section 3.10(g).
“Encumbrance” means any mortgage, deed of trust, easement, pledge, hypothecation, assignment, security interest, restriction, option, equity interest, preference, participation interest, claim, lien, or encumbrance; provided, however, that no Encumbrance shall be deemed to be created by this Agreement or any other Transaction Document.

“Environmental Law” means all Laws concerning the protection of the environment or natural resources, or the use, handling, release, disposal of, or exposure to any pollutants, contaminants or toxic or hazardous materials, substance or wastes.
“Equity Interest” means, with respect to any Person, any share of capital stock of, or any general, limited or other partnership interest, membership interest or similar ownership interest in, such Person.
“Estimated Closing Statement” means, for any Closing, a statement setting forth the unaudited combined balance sheet of the Subject Companies as of the close of business on the last day of the month ended two months immediately prior to the month in which such Closing occurs, prepared in accordance with the Agreed Accounting Principles and using the same methodology used to prepare the Reference Closing Statement, including Parent’s good faith calculation of the Estimated Net Asset Value.
“Estimated Net Asset Value” means, for any Closing, a calculation of the Net Asset Value of each Target Business Segment (excluding any Deferred Target Companies) as of the close of business on the last day of the month ended two months immediately prior to the month in which such Closing occurs, as set forth on the Estimated Closing Statement.
“European Intercompany Loan” has the meaning set forth in Section 5.17(a)(iii).
“European Target Companies” means the Target Companies listed on Schedule 1.1(d).
“Exchange Act” means the Securities Exchange Act of 1934.
“Excluded Target Company Benefit Plans” has the meaning set forth in Section 3.9(a).
“Final Closing” means the Closing at which, upon the consummation of the purchase and sale of the Subject Companies, all Target Companies will have been purchased by and sold to Purchaser.
“Final Closing Statement” means, for any Closing, the audited combined balance sheet of the Subject Companies as of the close of business on the day immediately preceding the applicable Closing Date, prepared in accordance with the Agreed Accounting Principles, including a calculation of the Net Asset Value of each Target Business Segment (excluding any Deferred Target Companies) as of the close of business on the day immediately preceding such Closing Date.
“Final Net Asset Value” means the Net Asset Value of a Target Business Segment (excluding any Deferred Target Companies) as of the close of business on the day immediately preceding the relevant Closing Date as shown on the applicable Final Closing Statement.
“Financing Contract” means any executory Contract in the form of a lease of or rental agreement with respect to motor vehicles or secured or unsecured financing of motor vehicles with respect to which (i) any Target Company, any Securitization Originator, any Securitization Depositor or any Securitization Issuing Entity is the lessor, seller, lender, secured party or obligee

(whether initially or as an assignee), or (ii) is between an obligor, on the one hand, and a lessor, seller, obligee, secured party or assignee of any of the foregoing, on the other hand.
“French Target Company” means the Target Company listed on Schedule 1.1(e) and identified as such thereon.
“GAAP” means U.S. generally accepted accounting principles.
“German Target Companies” means the Target Companies listed on Schedule 1.1(f) and identified as such thereon.
“GMAC IF” means GMAC International Finance B.V.
“GMAC-SAIC” means GMAC-SAIC Automotive Finance Co. Ltd.
“Government Authority” means any foreign or domestic, federal, state, provincial, county, city or local legislative, administrative or regulatory authority, agency, court, tribunal, body or other governmental or quasi-governmental entity with competent jurisdiction, including any supranational body and any self-regulatory authority or organization.
“Government Order” means any order, writ, judgment, injunction, approval, decree, declaration, stipulation, determination, agreement or award entered by or with any Government Authority.
“Historical Financial Statements” has the meaning set forth in Section 5.19.
“Holdback Amount” means (i) with respect to the Brazilian Target Companies, $65,000,000, and (ii) with respect to the MCC Target Companies, $100,000,000.
“Indemnifiable Tax Representations” means the representations and warranties set forth in Section 3.8(i) through and including (l) (other than clause (iv) thereof), (m), (o), (p), (s), clause (c) on Schedule 3.8(v) (France), clauses (a)(i) through (a)(iii) on Schedule 3.8(x) (Netherlands), and clauses (a) through (e) on Schedule 3.8(w) (Germany).
“Indemnified Person” has the meaning set forth in Section 8.4(a).
“Indemnifying Person” has the meaning set forth in Section 8.4(a).
“Initial Terms and Conditions of Employment” has the meaning set forth in Section 5.11(a).
“Insurance Policies” has the meaning set forth in Section 3.17.
“Intellectual Property” means, in any and all jurisdictions throughout the world, any (i) trademarks, service marks, Internet domain names, trade dress and trade names, registrations and applications for registration of the foregoing, and the goodwill associated therewith and symbolized thereby (“Trademarks”), (ii) patents and patent applications (including any provisional, continuation, continuation-in-part, divisional and reissue) and any term extensions, (iii) confidential and proprietary information, including trade secrets, know-how and invention disclosures, and (iv) copyrights (including copyrights in computer software, Internet websites and databases) and registrations and applications for registration of the foregoing.
“Intercompany Loan” has the meaning set forth in Section 3.20.
“IRS” means the U.S. Internal Revenue Service.
“ISDA Agreement” means an International Swaps and Derivatives Association Master Agreement.
“IT Assets” means computers, computer software (whether in source or object code), firmware, middleware, servers, workstations, routers, hubs, switches, data, data communications lines, and other information technology equipment, and associated documentation.
“Key Person” has the meaning set forth in Section 5.15(f)(i).
“Knowledge” means (i) with respect to Parent, the actual knowledge after reasonable inquiry of any of the officers listed in Section 1.1(c) of Parent’s Disclosure Letter and (ii) with respect to Purchaser, the actual knowledge after reasonable inquiry of any of the officers listed in Section 1.1(c) of Purchaser’s Disclosure Letter. “Knowledge” does not require Parent to conduct, have conducted, obtain or have obtained any non-infringement, inventorship, invalidity, freedom-to-operate or any other opinions of counsel of any nature, formal or informal, or any searches regarding Intellectual Property, including any subject matter, ownership, competitive intelligence or other searches, and no knowledge of any third-party Intellectual Property rights that would have been revealed by such inquiries, opinions or searches will be imputed to Parent; provided, however, that Parent shall be deemed to have actual knowledge of any such opinions of counsel conducted or obtained directly by Parent.
“Law” means any law, statute, ordinance, rule, regulation, code, order, judgment, injunction, decree, directive, policy, guideline, ruling, approval or other requirement or rule of law enacted, issued, promulgated, enforced or entered by a Government Authority.
“Leased Properties” has the meaning set forth in Section 3.12(a).
“Leases” has the meaning set forth in Section 3.12(a).
“Liabilities” means any/or all (as applicable from the context) debt, liability or obligation of any kind whatsoever, whether known or unknown, asserted or unasserted, determined or determinable, absolute or contingent, liquidated or unliquidated, accrued or unaccrued and whether due or to become due.
“Losses” means any damages, losses, claims, demands, actions, suits, proceedings, payments, liabilities, charges, interest, fines, judgments, penalties and out-of-pocket costs and expenses (including reasonable fees and out-of-pocket expenses of outside legal counsel), whether or not involving a Third-Party Claim.

“Material Indebtedness” has the meaning set forth in Section 3.4.
“MCC Target Companies” means the Target Companies listed on Schedule 1.1(g).
“Net Asset Value” means, as of and for any Closing, the aggregate amount (in U.S. Dollars) of the assets and property of the Subject Companies (which, for the avoidance of doubt, shall not include any asset attributable to a right to receive refunds in respect of Taxes or VAT to which Purchaser or any of its Affiliates is entitled pursuant to the 2006 Agreements) minus the aggregate amount of the Liabilities of the Subject Companies, in each case that are required to be set forth on a balance sheet of each respective Subject Company prepared in accordance with the Agreed Accounting Principles. Notwithstanding the foregoing, Net Asset Value shall not give effect to purchase accounting or any other adjustments relating to the sale of the Target Equity Interests contemplated by this Agreement or the conduct by Purchaser following a Closing of the business operated by the Subject Companies.
“Net Deferred Tax Asset” shall mean the aggregate of the deferred tax assets and deferred tax liabilities (which aggregate shall not be reduced by the amount of any reserve for contingent tax liabilities maintained under FAS 5, FIN 48 or any successor or similar accounting principle) (net of any valuation allowance) of the Target Companies taken into account in calculating Net Asset Value based on the more recent of (i) the September 30 Financials, (ii) the Estimated Closing Statements, and (iii) the Final Closing Statements of the Target Business Segments.
“Net Derivative Value” means, with respect to any Closing, the sum (which may be positive or negative) of (i) the positive or negative aggregate value (including the value of any deferred cost associated therewith) of each outstanding Subject Trust Derivative plus (ii) the positive or negative aggregate value (including the value of any deferred cost associated therewith) of each outstanding Subject Transferred Derivative plus (iii) the Purchaser Derivative Termination Obligations incurred in connection with such Closing; it being understood that the values calculated pursuant to clauses (i) and (ii) shall be calculated pursuant to the Agreed Derivative Valuation Principles.
“Non-Approved Company” has the meaning set forth in Section 2.9(a).
“Non-Compete Term” has the meaning set forth in Section 5.15(a).
“Non-Indemnifiable Tax Representations” means the representations and warranties set forth in Section 3.8(a) through and including (h), (n), (q), (r), (t), (u), clause (iv) of Section 3.8(l), clauses (a) and (b) on Schedule 3.8(v) (France) and clause (f) on Schedule 3.8(w) (Germany).
“Notice” has the meaning set forth in Section 10.1(a).
“OFAC” means the Office of Foreign Assets Control, within the U.S. Department of Treasury.
“Old Plans” has the meaning set forth in Section 5.11(d).
“Outside Date” has the meaning set forth in Section 9.1(b).

“Owned Properties” has the meaning set forth in Section 3.12(a).
“Paid Purchase Price” means, as of any date, the cumulative amount of each Target Business Segment Purchase Price paid to Parent on or before such date.
“Parent” has the meaning set forth in the Preamble.
“Parent Benefit Plans” has the meaning set forth in Section 3.9(a).
“Parent Fundamental Representations” means Section 3.1(a) (Organization), Section 3.1(b) (Authorization), Section 3.1(c) (Binding Effect), Section 3.2 (other than clause (d) thereof) (Equity Interests of the Target Companies) and Section 3.21 (Finder’s Fees).
“Parent Guarantees” has the meaning set forth in Section 5.12(b).
“Parent In-Process Marks” means the trademarks listed in Section 1.1(d) of Parent’s Disclosure Letter which will be assigned to Parent on or prior to the applicable Closing Date.
“Parent Indemnified Persons” has the meaning set forth in Section 8.3(a).
“Parent Required Governmental Approvals” has the meaning set forth in Section 3.7.
“Parent Trademarks” means those trademarks listed on Section 1.1(e) of Parent’s Disclosure Letter.
“Parties” means Parent, Purchaser and, solely for purposes of Section 5.3, Section 5.6, Section 5.14(b) and Article X, Purchaser Topco.
“Pension Plan” has the meaning set forth in Section 5.11(h).
“Permits” means licenses, permits, certificates, notifications, registrations and other authorizations and approvals that are issued by or obtained from any Government Authority.
“Permitted Encumbrances” means (i) Encumbrances for Taxes, assessments or governmental charges or levies not yet due and payable, or which although delinquent can be paid without penalty or interest, or are being contested in good faith by appropriate proceedings, and for which appropriate reserves have been established therefor in the Target Company Financial Information in accordance with GAAP, (ii) Encumbrances resulting from a precautionary filing by a lessor with respect to a lease, (iii) Encumbrances imposed by Law, such as carriers’, warehousemen’s and mechanics’ liens and other similar liens arising in the ordinary course which secure payment of obligations not more than 60 days past due or which are being contested in good faith by appropriate proceedings, (iv) purchase money security interests for the purchase or leasing of office equipment, computers, vehicles and other items of tangible personal property arising in the ordinary course of business consistent with past practice, (v) in the case of the Specified Properties, zoning, building, subdivision, environmental, entitlement or other land use regulations (including requirements for geo-referencing of rural properties’ metes and bounds according to Brazilian Federal Law No. 10,267/2001 and the restrictions for acquisition of rural properties by foreign entities or Brazilian entities controlled by foreign Persons according to Brazilian Federal Law No. 5,709/71), (vi) in the case of the real property, easements, quasi-easements, encumbrances, licenses, covenants, rights-of-way, rights of re-entry or other restrictions and similar agreements, conditions or restrictions or Encumbrances that would be shown by a current title report or other similar report or listing or by a current survey or physical inspection, (vii) Encumbrances incurred in accordance with the terms of Securitization Transactions and (viii) any other Encumbrances that do not impair in any material respect, in each case, the ownership, operation, current use or value of the Target Companies, any Specified Property or any material asset of a Target Company.
“Person” means any individual, bank, corporation, general or limited partnership, association, limited liability company, business trust, branch, unincorporated organization or similar organization, whether domestic or foreign, or any Government Authority.
“Personal Data” means information or data relating to an identifiable individual.
“Post-Closing Period” means, with respect to a Target Company, each taxable period of the Target Company that begins after the applicable Closing Date and, in the case of a taxable period beginning on or before and ending after the applicable Closing Date, the portion of such period beginning after the applicable Closing Date.
“Pre-Closing Period” means, with respect to a Target Company, each taxable period of the Target Company that ends on or before the applicable Closing Date and, in the case of a taxable period beginning on or before and ending after the applicable Closing, the portion of such period through the end of the applicable Closing Date.
“Premium” means, with respect to (i) the Brazil Target Companies, $53,000,000, (ii) with respect to the MCC Target Companies, the remainder of $80,000,000 less the amount of any Deferred Premium, and (iii) with respect to the European Target Companies, $0.
“Prohibited Person” means (i) any Person identified on OFAC’s list of Specially Designated Nationals and Blocked Persons or targeted by an OFAC Sanctions Program; (ii) the government, including any political subdivision, agency, instrumentality, or national thereof, of any country against which the United States or any Target Jurisdiction targets through economic sanctions or embargoes; (iii) any Person acting, directly or indirectly, on behalf of, or an entity that is owned or controlled by, a Specially Designated National and Blocked Person or by a government or Person identified in clause (ii) above, or (iii) a Person on any other similar export control, terrorism, money laundering or drug trafficking related list administered by any Government Authority either within or outside the U.S. with whom it is illegal to conduct business pursuant to applicable Law.
“Purchaser” has the meaning set forth in the Preamble.
“Purchaser Benefit Plans” has the meaning set forth in Section 5.11(d).
“Purchaser Derivative Termination Obligations” means, with respect to any Closing, 50% of the out-of-pocket expenses incurred by Parent in connection with its efforts to terminate any Subject Rejected Derivative, and the non-realization of any deferred cost associated therewith;

provided that in no event shall the aggregate amount of Derivative Termination Expenses payable at all Closings exceed $10,000,000.
“Purchaser Fundamental Representations” means Section 4.1(a) (Organization), Section 4.1(b) (Authorization), Section 4.1(c) (Binding Effect), Section 4.4 (Finder’s Fees) and Section 4.6 (Securities Law Compliance).
“Purchaser Indemnified Persons” has the meaning set forth in Section 8.2(a).
“Purchaser Material Adverse Effect” means, as of any particular date, any change, effect, event or occurrence that, individually or when considered in the aggregate with any other change, effect, event or occurrence, would be reasonably likely to materially and adversely impair the ability of Purchaser or any of Purchaser’s Affiliates to perform its respective obligations under any of the Transaction Documents or to consummate the transactions contemplated thereby in a timely manner.
“Purchaser Required Governmental Approvals” has the meaning set forth in Section 4.3.
“Purchaser Topco” has the meaning set forth in the Preamble.
“Receiving Party” has the meaning set forth in Section 5.6(b).
“Reference Closing Statement” means the statement attached as Schedule D.
“Rejected Derivative” means each AIM Derivative not identified by Purchaser in accordance with Section 5.23(a).
“Related Party” has the meaning set forth in Section 3.18.
“Related Party Contract” has the meaning set forth in Section 3.18.
“Relevant Transfer” has the meaning set forth in Section 3.10(f).
“Remaining Target Business Segments” means, as of any date, each Target Business Segment that has not been purchased and sold pursuant to an applicable Closing on or prior to such date.
“Representatives” means, with respect to any Person, such Person’s Affiliates, directors, managers, officers, employees, legal or financial advisors, agents or other representatives, or anyone acting on behalf of them or such Person.
“Required Governmental Approvals” means the Purchaser Required Governmental Approvals and the Parent Required Governmental Approvals.
“Restricted Activity” has the meaning set forth in Section 5.15(a).
“Restricted Persons” has the meaning set forth in Section 5.15(a).
“Restricted Region” means, for any Target Business Segment, the jurisdictions identified in respect of such region on Schedule 1.1(h).

“Restricted Territory” has the meaning set forth in Section 5.15(a).
“Restructuring” means the transactions described in Section 1.1(f) of Parent’s Disclosure Letter.
“Retention Agreements” has the meaning set forth in Section 5.11(e).
“Revised Statements” has the meaning set forth in Section 2.7.
“Run-Off Insurance” has the meaning set forth in Section 5.8(c).
“Sanctions Program” means an OFAC-administered economic sanctions program that targets threats to the U.S. national security, foreign policy or economy and pursuant to which targets are identified through legislation, by Executive Order and/or in the Foreign Assets Control Regulations, 31 CFR, Subtitle B, Chapter V.
“Scheduled Intellectual Property” has the meaning set forth in Section 3.14(a).
“Securities Act” means the Securities Act of 1933.
“Securitization Depositor” means the depositor, assignor, trustor, settlor, receivables trustee, seller or any similar role in any Securitization Transaction.
“Securitization Instruments” has the meaning set forth in Section 3.19(a).
“Securitization Issuing Entity” means any issuing entity in any Securitization Transaction.
“Securitization Originator” means, with respect to a Securitization Transaction, the entity that originated or otherwise acquired the assets securitized in such Securitization Transaction and directly or indirectly sold them to the related Securitization Depositor or Securitization Issuing Entity.
“Securitization Servicer” has the meaning set forth in Section 3.19(a).
“Securitization Transaction” means any transaction sponsored by any of the Target Companies under which any of the Target Companies have sold or pledged receivables in a securitization in which securities backed by, or other interest in, such receivables were sold and any of such securities or other interests remain outstanding.
“Sellers” means, with respect to any Target Equity Interests, those Persons listed in Part 2 of Schedule A as a “Seller” of such Target Equity Interests.
“Sibling Target Company” means any Target Company incorporated or organized in the same jurisdiction as a Non-Approved Company.
“Solvent” has the meaning set forth in Section 4.8.
“Specified Closing Date” has the meaning set forth in Section 2.5.

“Specified Contracts” has the meaning set forth in Section 3.15(a).
“Specified Jurisdiction” means Brazil, Germany, Mexico and the United Kingdom.
“Specified Jurisdiction Cap” means, with respect to any Specified Jurisdiction, an amount equal to 20% of the aggregate revenue for the year ended December 31, 2012 generated by the Target Companies, taken as a whole, located in such Specified Jurisdiction.
“Specified Properties” has the meaning set forth in Section 3.12(a).
“Straddle Period” has the meaning set forth in Section 7.11.
“Subject BG Derivative” means, with respect to any Closing, a BG Derivative entered into primarily relating to one or more Subject Companies.
“Subject Companies” means, with respect to any Closing, the Target Companies to be purchased and sold at such Closing.
“Subject Rejected Derivative” means, with respect to any Closing, a Rejected Derivative primarily relating to one or more Subject Companies.
“Subject Transferred Derivative” means, with respect to any Closing, a Transferred Derivative primarily relating to one or more Subject Companies.
“Subject Trust Derivative” means, with respect to any Closing, a Trust Derivative to which a Securitization Issuer primarily relating to one or more Subject Companies is a party.
“Subsidiary” means, for any Person, any other Person of which such first Person owns (either directly or through one or more other Subsidiaries) a majority of the outstanding Equity Interests or securities carrying a majority of the voting power in the election of the board of directors or other governing body of such other Person, and with respect to which entity such first Person is not otherwise prohibited contractually or by other legally binding authority from exercising control.
“Surviving Provisions” means Article I (Definitions and Terms), Section 5.6 (Confidentiality), Section 5.7 (Announcements), Section 8.8 (Exclusive Remedies), Article IX (Termination), and Article X (Miscellaneous).
“Target Business” means the business conducted by the Target Companies as of the date hereof.
“Target Business Segment” has the meaning set forth in the Recitals.
“Target Business Segment Purchase Price” has the meaning set forth in Section 2.2(a).
“Target Companies” means those Persons listed in Part 1 of Schedule A as a “Target Company.”

“Target Company Benefit Plans” has the meaning set forth in Section 3.9(a).
“Target Company Financial Information” has the meaning set forth in Section 3.3(a).
“Target Equity Interests” means all of the Equity Interests listed in Part 2 of Schedule A as “Target Equity Interests.”
“Target Guarantee” has the meaning set forth in Section 3.15(d).
“Target Jurisdiction” means any jurisdiction in which any Target Company is operating, located or incorporated or organized.
“Target Permits” has the meaning set forth in Section 3.11(b).
“Tax” and “Taxes” means (i) all federal, state, local, municipal or foreign taxes, customs duties and governmental levies of any kind whatsoever imposed by a Government Authority, including all income, gross receipts, capital, sales, services, use, financial transaction, insurance, ad valorem, VAT, business flat tax, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, contributions to public or governmental funds, investment grants or subsidies, social security contributions (including employer and employee national insurance contributions and contributions to Instituto Mexicano del Seguro Social), housing and retirement quotas or contributions (including Instituto del Fondo Nacional de la Vivienda para los Trabajadores), contributions to retirement savings funds (including Sistema de Ahorro para el Retiro), compulsory profit sharing with employees for (including Participación de los Trabajadores en las Utilidades), and unemployment, excise, severance, stamp, occupation, property and estimated taxes that are taxes, customs duties or levies imposed by a Government Authority, whether payable on the basis of a tax assessment or by direct payment, withholding, deduction or liability to account, (ii)  any interest, additions, penalties or other incidental payments or ancillary charges with respect thereto and (iii) any liability in respect of any items described in clauses (i) or (ii) payable by reason of Contract, assumption, transferee or successor liability, operation of Law, Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Law) or otherwise. “Tax Attribute” shall mean the net operating loss, foreign tax credit, tax basis in an asset or any similar tax characteristic or attribute of any of the Target Companies prior to the applicable Closing.
“Tax Claim” has the meaning set forth in Section 7.4(a).
“Tax Notice” has the meaning set forth in Section 7.4(a).
“Tax Returns” means any return, amended return or other report or notice (including elections, declarations, disclosures, schedules, estimates, claims for refund, tax audit reports (including dictámenes fiscales) and information returns and any amendments thereto) filed or required to be filed with a Taxing Authority by Law with respect to any Tax and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes any Target Company and its Affiliates.

“Taxing Authority” means any Government Authority or other fiscal, revenue, customs and excise authority, body or official having jurisdiction over the assessment, determination, collection or imposition of any Tax.
“Third-Party Claim” has the meaning set forth in Section 8.4(a).
“Threshold” has the meaning set forth in Section 8.2(b).
“Title Corrections” has the meaning set forth in Section 5.9(e).
“Trademark License Agreement Amendment” means an amendment substantially in the form attached as Exhibit 4 to the Trademark License Agreement, together with such changes and other terms as the Parties may mutually agree.
“Transaction Documents” means this Agreement, the Transition Services Agreement, and the Transitional Trademark License Agreements, the Trademark License Agreement Amendment and the deliverables listed on Schedule B.
“Transfer In-Process Marks” means the Company In-Process Marks and the Parent In-Process Marks.
“Transfer Taxes” has the meaning set forth in Section 7.5.
“Transferred Derivatives” mean (i) all BG Derivative Transactions, and (ii) each AIM Derivative, if any, selected by Purchaser in accordance with Section 5.23(a).
“Transferred Employees” has the meaning set forth in Section 5.11(a).
“Transition Services Agreement” means a Transition Services Agreement substantially in the form attached as Exhibit 1, together with such changes and other terms as the Parties may mutually agree.
“Transitional Trademark License Agreements” means collectively, the Transitional Trademark License Agreements substantially in the form attached as Exhibit 2 with respect to Mexico and Exhibit 3 for each of the other countries in which a Target Company is sold, together with such changes and other terms as the Parties may mutually agree.
“Treasury Regulations” means the regulations prescribed under the Code.
“Trust Derivative” means any Derivative Transaction to which a Securitization Issuing Entity is a party.
“UK Target Companies” means the Target Companies listed on Schedule 1.1(i).
“VAT” means value added tax as provided for in Council Directive 2006/112/EC (or as implemented by any member state of the European Union) and any other tax of a similar nature, irrespective of the jurisdiction in which it is imposed.

“VATA” means the Value Added Tax Act 1994 of the United Kingdom.
“Virtual Data Room” means the virtual data room containing documents and information relating to, among other things, the Target Companies, the Target Business and the Target Equity Interests made available by Parent in electronic form to Purchaser and its Representatives.
Section 1.2    Interpretation.
(a)    Unless the context otherwise specifically requires:
(i)    the words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;
(ii)    all terms defined in the singular have a comparable meaning when used in the plural, and vice versa;
(iii)    the terms “Dollars” and “$” mean United States Dollars;
(iv)    references to words of inclusion herein shall not be construed as terms of limitation, and thus references to “included” matters or items shall be regarded as non-exclusive, non-characterizing illustrations;
(v)    the words “or” and “nor” shall not be exclusive;
(vi)    references herein to either gender shall include the other gender;
(vii)    references to this Agreement shall include Parent’s Disclosure Letter, Purchaser’s Disclosure Letter, the Preamble and any Recitals, Schedules and Exhibits to this Agreement;
(viii)    references herein to the Preamble or to any Recital, Article, Section, Subsection, Exhibit or Schedule shall refer, respectively, to the Preamble or to a Recital, Article, Section, Subsection, Exhibit or Schedule to this Agreement;
(ix)    references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and all references to any section of any statute, rule or regulation include any successor to the section;
(x)    references to any Government Authority include any successor to such Government Authority;
(xi)    references to any agreement or other document are to such agreement or document as amended, modified, supplemented or replaced in accordance with its terms from time to time;

(xii)    references to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm;
(xiii)    references to a time of day are, unless otherwise specified, references to New York City time;
(xiv)    references to “made available” (or words of similar import) in respect of information made available (or words of similar import) by Parent mean any information made available to Purchaser (including any information made available prior to the date hereof in the Virtual Data Room);
(xv)    references herein to Parent making available, or having made available, a “complete” copy of any document shall mean that Parent makes available, or has made available, a copy of the entire text of such document, including any material amendments or modifications thereto or thereof;
(xvi)    references to writing shall include any mode of reproducing words in a legible and non-transitory form; and
(xvii)    references to the “date hereof” and the “date of this Agreement” (or any words of similar import) shall mean November 21, 2012.
(b)    The table of contents and headings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the provisions of this Agreement.
(c)    No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement, as this Agreement is the product of negotiation between sophisticated parties advised by counsel.
(d)    Whenever a provision of this Agreement provides that an action is to be effected as of, on or by a certain date, and such date is not a Business Day, this Agreement shall be read so that such action is required to be effected as of, on or by (as applicable) the next succeeding Business Day.
ARTICLE II
SALE AND PURCHASE OF THE TARGET EQUITY INTERESTS
Section 2.1    Sale and Purchase of the Target Equity Interests. On the terms and subject to the conditions set forth herein, at each Closing, Parent shall cause each applicable Seller to sell, transfer and deliver to Purchaser, free and clear of any Encumbrances other than any restrictions arising under applicable Law and the Constituent Documents of the Target Companies, and Purchaser shall purchase and receive from each applicable Seller, all of such Seller’s right, title and interest in and to the Target Equity Interests in each Subject Company owned by such Seller.

Section 2.2    Purchase Price.
(a)    The aggregate purchase price for each Target Business Segment (each, a “Target Business Segment Purchase Price”) shall be an amount in respect of such Target Business Segment equal to (i) the Closing Payment in respect of such Target Business Segment, plus (ii) the Adjustment Amount in respect of such Target Business Segment, plus (iii) in the case of the European Target Companies, any Holdback Amount actually paid. Each Target Business Segment Purchase Price shall be payable and subject to adjustment as provided herein. The Purchase Price shall be inclusive of any applicable VAT (howsoever arising), and neither Parent nor any Seller (on the one hand) nor Purchaser nor any Affiliate of Purchaser (on the other hand) shall exercise any option or right available to it under applicable Law to voluntarily qualify any of the transactions contemplated hereunder as a taxable transaction for VAT purposes.
(b)    No later than seven Business Days prior to each Closing Date, Parent shall deliver to Purchaser an Estimated Closing Statement relating to the Target Business Segment(s) that will be the subject of such Closing Date. Purchaser shall have an opportunity to review each Estimated Closing Statement and shall be provided reasonable access to the books, records and other relevant information of Parent and its Representatives to the extent reasonably necessary to review such Estimated Closing Statement.
Section 2.3    Purchase Price Adjustment.
(a)    As soon as reasonably practicable, following each Closing Date, Purchaser shall prepare, or shall cause to be prepared, a Final Closing Statement for each Target Business Segment that is the subject of such Closing and a certificate of the chief financial officer directly overseeing the Target Companies comprising such Target Business Segment certifying that the Final Closing Statement was prepared in accordance with the Agreed Accounting Principles and engage Deloitte and Touche LLP (or such other registered public accounting firm of international reputation which is mutually acceptable to Parent and Purchaser) (the “Accounting Expert”) to (i) audit the Final Closing Statement and issue a report thereon, and (ii) certify in writing to Parent and Purchaser that such audit was conducted in accordance with the terms hereof, and Purchaser shall cause such report and such certificate to be produced no later than 120 days following each Closing Date. The Accounting Expert shall be provided reasonable access to the books, records and other relevant information of the Target Companies, Purchaser, Parent and their respective Representatives, to the extent necessary to complete its audit of the Final Closing Statement, and Purchaser and Parent shall, and shall cause their Representatives (including the Subject Companies) to, make reasonably available their respective personnel directly responsible for and knowledgeable about the information to be used in, and reasonably necessary for the preparation of, such Final Closing Statement and in order to respond to inquiries made by the Accounting Expert, and Purchaser shall cause the Subject Companies to prepare and deliver customary management representation letters as may be requested by the Accounting Expert. Parent shall be provided reasonable access to the books, records and other relevant information of the Target Companies, Purchaser, and their respective Representatives (including the working papers of Parent and the Accounting Expert in connection with the preparation and audit of the applicable Final Closing Statement), and Purchaser and Parent shall, and shall cause their Representatives (including the Subject Companies) to, make reasonably available their respective personnel directly responsible for and knowledgeable about the information to be used in the Final Closing Statement in order to respond to inquiries made by Parent. The Final Closing Statement shall be final and binding and shall be used in determining the Adjustment Amount, absent manifest error. The fees and expenses of the Accounting Expert shall be borne by Parent.
(b)    Within five Business Days of the delivery of the report on any Final Closing Statement in respect of any Target Business Segment by the Accounting Expert, to the extent that the applicable Estimated Net Asset Value is not equal to the applicable Final Net Asset Value:
(i)    if the applicable Estimated Net Asset Value is greater than the applicable Final Net Asset Value, Parent shall cause the Sellers to pay promptly to Purchaser an amount equal to the absolute value of the Adjustment Amount, by wire transfer of immediately available funds to one or more accounts designated by Purchaser; and
(ii)    if the Estimated Net Asset Value is less than the Final Net Asset Value, Purchaser shall pay promptly to the Sellers an amount equal to the absolute value of the Adjustment Amount, by wire transfer of immediately available funds to one or more accounts designated by Parent.
(c)    The Parties agree that any such payment pursuant to this Section 2.3 shall be treated as an adjustment to the applicable Target Business Segment Purchase Price for the applicable Target Equity Interests for Tax purposes.
(d)    One Business Day prior to any Closing, or such other time and date as the Parties may agree, Parent shall deliver to Purchaser a statement setting forth the Net Derivative Value in respect of such Closing. The Net Derivative Value calculation delivered by Parent to Purchaser shall be final and binding, absent manifest error.
Section 2.4    Holdbacks. In the event that the Closing Payment at the Closing in respect of any European Target Company is reduced by any Holdback Amount, then, as deferred purchase price payments in respect of the European Target Companies, at each subsequent Closing (if any), an amount in Dollars equal to the Holdback Amount in respect of the Target Business Segment(s) that is the subject of such subsequent Closing shall be payable by wire transfer in immediately available funds to one or more accounts designated by Parent.
Section 2.5    Closing. The sale and purchase of the Target Equity Interests in each Target Business Segment will take place at a closing (each, a “Closing”) to be held at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, at 10:00 a.m., New York City time, on (a) in the case of the European Target Companies and the MCC Target Companies the first Business Day of the calendar month following the calendar month in which the last of the conditions set forth in Article VI has been satisfied or waived (other than those conditions that, by their terms, are to be satisfied on such Closing Date, but subject to the satisfaction of those conditions) with respect to such Target Business Segment; provided, however, that in the event that the last of the conditions set forth in Article VI has been satisfied or waived (other than those conditions that, by their terms, are to be satisfied on such Closing Date, but subject to the satisfaction of those conditions) with respect to any Target Business Segment composed of the European Target Companies or the

MCC Target Companies in the month of February, May, August or November of any year, then the Closing in respect of such Target Business Segment shall occur on the first Business Day of the second calendar month following such calendar month; (b) in the case of the Brazilian Target Companies, the first Business Day of the next fiscal quarter following the fiscal quarter in which the last of the conditions set forth in Article VI has been satisfied or waived (other than those conditions that, by their terms, are to be satisfied on the Closing Date, but subject to the satisfaction of those conditions) with respect to the Brazilian Target Companies; or (c) on such other date or at such other time and place as the Parties may mutually agree (any such date contemplated by (a), (b) or (c), a “Specified Closing Date”); provided, further, however, that in the event that, at any Closing, one or more Deferred Target Companies would be excluded from such Closing, Parent shall have the right, in its sole discretion, to postpone the Closing in respect of any Target Business Segment by delivering written notice to Purchaser informing Purchaser of its decision to postpone the Closing in respect of such Target Business Segment until the earliest to occur of (x) the first Specified Closing Date at which none of the Target Companies in such Target Business Segment would be Deferred Target Companies, (y) the last Specified Closing Date that is 120 or fewer days after the date that the last of the conditions set forth in Article VI has been satisfied or waived (other than those conditions that, by their terms, are to be satisfied on such Closing Date, but subject to the satisfaction of those conditions) with respect to such Target Business Segment and (z) any other Specified Closing Date identified by Parent in a subsequent written notice delivered to Purchaser. In no case shall the Closing in respect of any Target Business Segment occur prior to April 1, 2013. For the avoidance of doubt, the Closings associated with the three Target Business Segments may occur on three separate dates. Each Closing shall be deemed to be effective as of 12:01 a.m., New York City time, on the first calendar day of the calendar month in which such Closing occurs.
Section 2.6    Closing Deliverables.
(a)    At each Closing, Purchaser shall deliver, or cause to be delivered, to Parent the following:
(i)    an amount in Dollars equal to the sum of (A) the applicable Closing Payment plus (B) the applicable Net Derivative Value, by wire transfer in immediately available funds, to one or more accounts that have been designated by Parent at least two Business Days prior to the applicable Closing Date;
(ii)    if the Closing in respect of the European Target Companies has previously occurred, an amount in Dollars equal to the applicable portion of the Holdback Amount payable, by wire transfer in immediately available funds, to one or more accounts that have been designated by Parent at least two Business Days prior to the applicable Closing Date;
(iii)    to the extent applicable, funds in an amount and of a type sufficient to satisfy Purchaser’s obligations with respect to the repayment of Intercompany Loans set forth in Section 5.17;
(iv)    the deliverables listed on Schedule B for which Purchaser or any of its Affiliates is responsible to the extent they relate to the Subject Companies;

(v)    reasonable evidence that all Purchaser Required Governmental Approvals have been obtained;
(vi)    the certificate referred to in Section 6.3(c); and
(vii)    such other customary instruments of transfer or assumption, in each case in form and substance reasonably satisfactory to Parent, as may be reasonably required to give effect to the Transaction Documents to the extent they relate to such Closing.
(b)    At each Closing, Parent shall deliver, or cause to be delivered, to Purchaser the following:
(i)    the deliverables listed on Schedule B for which Parent or any of its Affiliates is responsible, to the extent they relate to the Subject Companies;
(ii)    the certificate referred to in Section 6.2(c);
(iii)    the certificates referred to in Section 6.2(d), to the extent they relate to the Subject Companies;
(iv)    reasonable evidence that all Parent Required Governmental Approvals have been obtained;
(v)    subject to applicable Law, the resignations, effective as of such Closing, of all directors and officers of the Subject Companies, except for such individuals who are Continuing Employees;
(vi)    executed assignments of Parent’s right, title and interest in and to the Company In-Process Marks applicable to the Target Companies involved in such Closing; and
(vii)    such other customary instruments of transfer or assumption, in each case in form and substance reasonably satisfactory to Purchaser, as may be reasonably required to give effect to the Transaction Documents to the extent they relate to such Closing.
(c)    At the first Closing to occur, Parent and Purchaser shall deliver, or cause to be delivered, to the other duly executed counterparts to each of the Transaction Documents (other than this Agreement) to which it or any of its Affiliates is a party.
Section 2.7    Purchase Price Allocation. Within 120 days following each Closing Date, Purchaser shall prepare (or cause to be prepared) and deliver to Parent a schedule (the “Allocation Schedule”) allocating the applicable Target Business Segment Purchase Price and other amounts payable and liabilities assumed pursuant to this Agreement or otherwise treated as consideration for U.S. federal income tax purposes among the Target Companies that comprise the Target Business Segment, and (ii) the amounts allocated to each Target Company included in such Target Business Segment and listed on Section 3.8(i) of Parent’s Disclosure Letter that is treated as a “partnership” or “disregarded entity” for U.S. federal income tax purposes among the assets of such Target

Company. Thereafter, Purchaser shall provide Parent from time to time revised copies of the Allocation Schedule (the “Revised Statements”) so as to report any matter on the Allocation Schedule that needs updating (including adjustments to any Target Business Segment Purchase Price, if any). The Allocation Schedule and the Revised Statements shall be prepared in accordance with Section 1060 of the Code and the Treasury Regulations thereunder. If a change proposed by Parent is disputed by Purchaser, then Purchaser and Parent shall negotiate in good faith to resolve such dispute. If Purchaser and Parent are unable to resolve any dispute, then Purchaser and Parent may allocate the Target Business Segment Purchase Price with respect to the disputed item as each sees fit.
Section 2.8    Withholding. Notwithstanding any other provision of this Agreement, and for the avoidance of doubt, (a) each payment made by Purchaser or any Affiliate of Purchaser pursuant to this Agreement shall be made net of any Taxes required by applicable Law to be deducted or withheld from such payment (and any Taxes arising in connection with the remittance of such withheld amounts to the appropriate Government Authority) and (b) any amounts deducted or withheld from any such payment shall be remitted to the applicable Taxing Authority and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such withholding was required, provided that Purchaser shall provide within 60 days of such payment by Purchaser or its Affiliate under this Agreement the original as a certified copy of a receipt issued by the Governmental Authority evidencing the payment of such Taxes, a copy of the return reporting the payment of such Taxes, or other evidence of such payment reasonably satisfactory to Parent; provided, however, that if Purchaser causes a Target Company to be acquired at an applicable Closing by a Person organized or having a fiscal residence in a jurisdiction other than one of the jurisdictions set forth opposite the jurisdiction of such Target Company on Schedule 2.8, or if Purchaser causes a Target Company to be acquired at an applicable Closing by a branch or permanent establishment located in a jurisdiction other than one of the jurisdictions set forth opposite the jurisdiction of such Target Company on Schedule 2.8, in each case, then Purchaser shall be responsible for any withholding tax arising as a result of such acquisition that exceeds the withholding tax that would have been imposed had such acquisition been effected by a Person organized and having a fiscal residence in one of the jurisdictions set forth opposite the jurisdiction of such Target company on Schedule 2.8. The Parties hereby acknowledge and agree that Purchaser and the Brazilian Target Companies shall (a) be entitled to rely on the Brazilian Withholding Taxes Calculations and (b) provide, if and to the extent required by Brazilian Law, information regarding the capital gain taxes to the Brazilian Government Authority (as calculated and described in the Brazilian Withholding Taxes Calculations).
Section 2.9    Deferred Closings.
(a)    Subject to the second proviso set forth in Section 2.5, if, at any time and from time to time, all of the conditions to a Closing with respect to a Target Business Segment specified in Article VI other than Section 6.1(a) are satisfied or have been waived (other than those which, by their nature, are to be satisfied at the Closing) and at such time Section 6.1(a) has not been satisfied solely as a result of the absence of Required Governmental Approvals relating to one or more Target Companies (each such Target Company, a “Non-Approved Company”) in such Target Business Segment that together with any other Non-Approved Companies and any Sibling Target Companies

constitute De Minimis Target Companies (“Deferred Target Companies”), then (subject to the remaining provisions of this Section 2.9), an initial Closing shall occur with respect to all Target Companies in such Target Business Segment for which Section 6.1(a) has been satisfied (assuming at such time that all other conditions to Closing specified in Article VI in fact are satisfied or waived). The closing of the transactions contemplated hereby (a “Deferred Closing”) with respect to each Deferred Target Company shall be deferred until the first Specified Closing Date on which all of the conditions described in Section 2.9(c) and Section 2.9(d) are satisfied or waived (a “Deferred Closing Date”) with respect to such Deferred Target Company.
(b)    The obligation of Purchaser to consummate any Deferred Closing shall be subject to the fulfillment, at or prior to the date of the applicable Deferred Closing, of each of the following conditions:
(i)    all Required Governmental Approvals relating to such Deferred Target Company shall have been made or obtained, and any applicable waiting periods relating thereto shall have expired or been terminated early;
(ii)    there shall be no Law in effect enjoining or otherwise prohibiting such Deferred Closing and no pending lawsuits, actions or proceedings to enjoin or otherwise prohibit such Closing shall have been commenced by any Government Authority or other Person;
(iii)    the covenants and agreements of Parent set forth in this Agreement to be performed at or prior to such Deferred Closing shall have been duly performed in all material respects to the extent that they relate to such Deferred Target Company; and
(iv)    the closing condition set forth in Section 6.2(a) shall have been satisfied or waived with respect to such Deferred Target Companies that are the subject of such Deferred Closing, except that each reference in Section 6.2(a) to “Target Business Segment” shall refer to the group of Deferred Target Companies that are the subject of such Deferred Closing.
(c)    The obligation of Parent to consummate any Deferred Closing shall be subject to the fulfillment, at or prior to the date of the applicable Deferred Closing, of each of the following conditions:
(i)    all Required Governmental Approvals relating to such Deferred Target Company shall have been made or obtained, and any applicable waiting periods relating thereto shall have expired or been terminated early;
(ii)    there shall be no Law in effect enjoining or otherwise prohibiting such Deferred Closing and no pending lawsuits, actions or proceedings to enjoin or otherwise prohibit such Closing shall have been commenced by any Government Authority or other Person;

(iii)    the covenants and agreements of Purchaser set forth in this Agreement to be performed at or prior to such Deferred Closing shall have been duly performed in all material respects to the extent that they relate to such Deferred Target Company; and
(iv)    the closing condition set forth in Section 6.3(a) shall have been satisfied or waived with respect to such Deferred Target Companies that are the subject of such Deferred Closing, except that each reference in Section 6.3(a) to “Target Business Segment” shall refer to the group of Deferred Target Companies that are the subject of such Deferred Closing.
(d)    No later than three Business Days prior to each Deferred Closing Date, Parent shall deliver to Purchaser an Estimated Closing Statement relating to the Deferred Target Companies that will be the subject of such Deferred Closing Date. Purchaser shall have an opportunity to review each Estimated Closing Statement and shall be provided reasonable access to the books, records and other relevant information of Parent and its Representatives to the extent reasonably necessary to review such Estimated Closing Statement.
(e)    At each Deferred Closing, if any, (i) Purchaser shall deliver to Parent any of the documents or other deliverables required to be delivered by Parent pursuant to Section 2.6 to the extent related to the Deferred Target Company and not previously delivered to Parent at an earlier Closing (including any amounts payable pursuant to Section 2.6(a)(i)) and (ii) Parent shall deliver to Purchaser any of the documents or other deliverables required to be delivered by Parent pursuant to Section 2.6 to the extent related to the Deferred Target Company and not previously delivered to Purchaser at a previous Closing.
(f)    Unless the context otherwise clearly requires, references in this Agreement (i) to “Closing”, “Closing Date”, “Subject Company” and “Target Business Segment” shall, with respect to any Deferred Target Company, be deemed to refer to the applicable Deferred Closing, Deferred Closing Date, Deferred Target Company or Deferred Target Companies, respectively and (ii) “Closing Payment” shall, with respect to any Deferred Target Company, be deemed to refer to the sum of (A) the Estimated Net Asset Value in respect of such Deferred Target Company and (B) the Deferred Premium in respect of such Deferred Target Company.
(g)    Following each Deferred Closing Date, each Party shall take all actions contemplated to be taken by it in connection with a Closing Date pursuant to Section 2.3.
(h)    In respect of each Deferred Target Company, Parent and the Purchaser shall continue to comply, to the extent reasonably practicable, through the applicable Deferred Closing Date, with all covenants and agreements contained in this Agreement that are required by their terms to be performed prior to the Closing relating to the extent related to such Deferred Target Company.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT
Except as set forth in Parent’s Disclosure Letter, Parent represents and warrants to Purchaser, as of the date hereof and as of each Closing Date (with respect to the Subject Companies at such Closing Date) (or in the case of representations and warranties that speak of a specified date, as of such specified date), as follows (it being understood that the following representations and warranties are made assuming that the Restructuring has been completed in full):
Section 3.1    Organization, Authorization, Enforceability, Non-Contravention.
(c)    Authorization. Parent and each of its Affiliates that is a party to any of the Transaction Documents has the requisite corporate or other organizational power and authority to execute and deliver each of the Transaction Documents to which it is a party and to perform its obligations under, and consummate the transactions contemplated by, each such Transaction Document. The execution, delivery and performance of this Agreement by Parent has been duly and validly authorized by all necessary corporate action on the part of Parent. The execution, delivery and performance of each of the Transaction Documents (other than this Agreement) to which Parent or any of its Affiliates is (or is contemplated to be) a party have been, or prior to the Closing at which such Transaction Document is to be executed will have been, duly and validly authorized by all necessary corporate or other action on the part of such Person.
(d)    Binding Effect. This Agreement has been, and each other Transaction Document will be at the Closing at which such Transaction Document is to be executed, duly executed and delivered by Parent or those of its Affiliates that are (or are contemplated to be) party thereto. This Agreement is a legal, valid and binding obligation of Parent enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Each of the Transaction Documents other than this Agreement to which Parent or any of its Affiliates is or will be a party, when executed and delivered by such Person, will be legal, valid and binding obligations of such Person enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
(e)    Non-Contravention. Assuming the receipt of all Required Governmental Approvals, and the expiration of any related waiting periods, the execution, delivery and performance of each of the Transaction Documents to which Parent or any of its Affiliates is a party by such Person, and the consummation by such Person of the transactions contemplated by the Transaction Documents, will not (i) violate or conflict with any provision of the Constituent Documents of such Person, (ii) violate or conflict with any Law or Permit applicable to such Person, other than violations of Law or any Permit that would not materially impair the ability of the Target Companies, taken as a whole, to conduct the Target Business in substantially the manner it is conducted as of the date hereof, or (iii) constitute a breach or default (or event which, with the giving of notice or the lapse of time, would constitute a breach or default) under, or give any third party (with or without the giving of notice, the passage of time or otherwise) any rights of termination, acceleration, prepayment, redemption or cancellation of, or give rise to any loss of a material benefit or obligation to make a payment under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) on any of the assets, properties or Equity Interests of any of the Target Companies pursuant to, any Contract to which any Target Company is a party or by which any Target Company’s properties or assets may be bound (other than any Contract to which any Affiliate of Purchaser Topco or Purchaser is a party), any Government Order to which any Target Company is a party or any Securitization Instrument, except in case of clause (iii), for any such breaches, terminations, accelerations, cancellations, losses or Encumbrances that would not have a Company Material Adverse Effect (solely for purposes of this Section 3.1(d), disregarding clause (e) in the proviso set forth in the definition of Company Material Adverse Effect).
Section 3.2    Equity Interests of the Target Companies.
(e)    Schedule A sets forth a complete list of each of the Target Companies and sets forth the designation and par value, if applicable, and the number of authorized, issued and outstanding Equity Interests of each of the Target Companies, and the percentage ownership interest of any Seller or other Target Company in each Target Company. Each Seller legally or beneficially owns, directly or indirectly, all of the respective Equity Interests set forth opposite its name in Part 2 of Schedule A free and clear of any Encumbrances, except for transfer restrictions arising under applicable securities Laws. Each Target Company legally or beneficially owns, directly or indirectly, all of the respective Equity Interests in the other Target Companies set forth opposite its name in Part 1 of Schedule A free and clear of any Encumbrances, except for restrictions arising under applicable securities Laws.
(f)    All the Target Equity Interests have been duly authorized and validly issued and are fully paid and were not issued in violation of any preemptive or other similar right. There are no outstanding options, warrants, rights of conversion, exchange or purchase or any similar rights in respect of any Equity Interests in any of the Target Companies. There are no agreements or understandings outstanding with respect to the issuance, voting, sale or transfer of any Equity Interests in any of the Target Companies (except for this Agreement).
(g)    No Target Company owns, beneficially, directly or indirectly, any Equity Interests of any Person other than another of the Target Companies. None of the Target Companies has any registered branches (Niederlassungen) or non-registered offices (Geschäftsräume), except as set forth in Section 3.2(c) of the Parent’s Disclosure Letter.
(h)    As of the date hereof, to Parent’s Knowledge, no Government Authority owns, directly or indirectly, any Equity Interest of any Target Company
Section 3.3    Target Company Financial Information.
(a)    The Target Company Financial Information has been derived from the books of account (including the financial records) of the Target Companies and Parent. Such books of account (including the financial records) (i) of each Target Company have been maintained in accordance with the Agreed Accounting Principles in all material respects and (ii) of Parent, to the extent used to derive the Target Company Financial Information, have been maintained in accordance with Parent’s accounting policies in all material respects.
(b)    Each of the Target Companies is subject to Parent’s system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act). No significant deficiencies or material weaknesses in the design or operation of Parent’s system of internal control over financial reporting were identified in Parent’s most recent assessment that would be reasonably likely to adversely affect the Target Companies’ ability to record, process, summarize and report financial information and such recent assessment did not identify any instances of fraud, whether or not material, that involves management or other employees who have a significant role in the Target Companies’ internal control over financial reporting.
(c)    Each of the Target Companies is Solvent, and none of them has been declared bankrupt.
Section 3.4    No Undisclosed Liabilities. Except (i) as set forth in the Target Company Financial Information, (ii) for Liabilities incurred by the Target Companies since September 30, 2012 in the ordinary course of their respective businesses, consistent with past practice, (iii) for Liabilities for Taxes and (iv) for Liabilities that are not material to (A) the Target Companies, taken as a whole, or (B) any Target Business Segment, taken as a whole, there are no Liabilities of the Target Companies. Section 3.4 of Parent’s Disclosure Letter sets forth a true and correct listing of all material outstanding indebtedness for borrowed money as of October 31, 2012 (“Material Indebtedness”) of each Target Company.
Section 3.5    Absence of Changes. Except as contemplated by the Transaction Documents, since December 31, 2011, (a) except for the redirection of effort by executives, employees and agents of the Parent and its Affiliates in connection with the sale processes for the Target Companies and the other international operations of Parent and its Affiliates, the consummation of transactions resulting from said sale processes and the incurrence of expenses and obligations under transaction agreements and in matters related thereto, the Target Companies have operated their respective businesses in the ordinary course, consistent with past practice, (b) there has not been any change, effect, event or occurrence that has had or would, individually or in the aggregate, have a Company Material Adverse Effect and (c) none of the Target Companies has taken any action that would have been prohibited by Section 5.1(a)(i), (ii), (iii), (iv), (v), (vi), (ix), (x), (xiii), (xiv), (xix) or (xx) if taken after the date of this Agreement.
Section 3.6    No Litigation. There is no Action by any Person pending or, to Parent’s Knowledge, threatened against the Sellers or the Target Companies that, in any of the foregoing cases, would be reasonably likely to result in (a) monetary damages, injunctive action or the taking of any other action that would, individually or in the aggregate, be reasonably likely to be material to (i) the Target Companies, taken as a whole, or (ii) any Target Business Segment, taken as a whole, or (b) criminal liability or sanctions. There are no unsatisfied or outstanding Government Orders against the Sellers in relation to the Target Business or any of the Target Companies or against any of the properties or businesses of the Target Companies that would, individually or in the aggregate, be reasonably likely to be material to (i) the Target Companies, taken as a whole, or (ii) any Target Business Segment, taken as a whole.
Section 3.7    Approvals. Other than the authorizations, waivers, consents, approvals, filings, registrations and notices as set forth in Section 3.7 of Parent’s Disclosure Letter (collectively, the “Parent Required Governmental Approvals”), neither Parent nor any of its Affiliates is required to (i) obtain any authorization, waiver, consent or approval of, (ii) make any filing or registration with, or (iii) give any notice to, any Government Authority in connection with or as a condition to the execution, delivery and performance of any of the Transaction Documents or the consummation of the transactions contemplated thereby, other than (1) any authorization, waiver, consent, approval, filing, registration or notice the failure of which to obtain, make or give would not be reasonably likely to materially impair the ability of (x) the Target Companies, taken as a whole, or (y) any Target Business Segment, taken as a whole, in each case, to conduct their business in the manner it is conducted as of the date hereof, or (2) as would be required solely as a result of the identity or regulatory status of Purchaser or its Affiliates. To Parent’s Knowledge, as of the date hereof, no event has occurred nor has any circumstance arisen that would reasonably be likely to result in the failure of any Parent Required Governmental Approvals to be received in a timely manner in order to permit the consummation of the transactions contemplated by this Agreement.
Section 3.8    Taxes.
(a)    Since November 30, 2006, all material amounts of Taxes payable by or on behalf of each Target Company (including, for the avoidance of doubt, all deficiencies asserted or assessments made as a result of any examinations by any Taxing Authority) have been duly and timely paid, whether or not shown on a Tax Return.
(b)    With respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due or owing, each Target Company has made due and sufficient accruals for such Taxes in its financial statements in accordance with GAAP.
(c)    Since November 30, 2006, all required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of each Target Company.
(d)    There are no Encumbrances as a result of any unpaid Taxes upon any of the assets of the Target Companies, other than Permitted Encumbrances.
(e)    None of the Target Companies is a party to any audit, review, examination, investigation, Action, or proceeding for assessment or collection of an amount of Taxes that could exceed $500,000.00, nor, since November 30, 2006, has such an event been threatened or announced, in each case in a written document delivered to any Target Company from a Taxing Authority. Since November 30, 2006, no material issue has been raised by a Taxing Authority in any prior audit, review, examination, investigation, action, dispute or proceeding for assessment or collection of Taxes of any Target Company which has resulted in a proposed deficiency that has been communicated to a Target Company in writing.
(f)    No agreements, suspensions, consents or waivers of any statute of limitations or extension of time with respect to a Tax assessment or deficiency is in effect or has been requested in writing with respect to any Tax that reasonably could be expected to amount to $500,000.00 or more in Taxes of any Target Company.
(g)    Since November 30, 2006, each Target Company has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has timely withheld and paid to the appropriate Government Authority all material amounts of Taxes required to have been withheld and paid, including in connection with amounts paid or owing to any employee, creditor, independent contractor, consultant, shareholder, supplier or other third party.

(h)    Section 3.8(i) of Parent’s Disclosure Letter sets forth a complete list of each of the Target Companies and the proper classification for U.S. federal income tax purposes of each such Target Companies. Since the latter of November 30, 2006 and the dates of their respective formations, (i) each of the Target Companies has been and is treated for U.S. federal income tax purposes as indicated on Section 3.8(i) of Parent’s Disclosure Letter, (ii) no Seller (or any of its Affiliates) has taken a position on any Tax Return contrary to such treatment or inconsistent therewith and (iii) no Taxing Authority has questioned such treatment in writing.
(i)    Since November 30, 2006, no written claim has been made to Parent or its Affiliates by a Taxing Authority in a jurisdiction where any Target Company does not file Tax Returns that such Target Company is or may be subject to taxation by that jurisdiction.
(j)    Since November 30, 2006, none of the Target Companies or any other Person with authority acting on their behalf (i) has agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of Law, has any Knowledge that any Taxing Authority has proposed any such adjustment, or has any application pending with any Taxing Authority requesting permission for any changes in accounting methods that relate to the Target Companies, (ii) has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to any Target Company, or (iii) has granted to any Person any power of attorney that is currently in force with respect to any Tax matter.
(k)    None of the Target Companies (i) is a party to any Tax sharing, allocation, indemnity or similar agreement or arrangement pursuant to which it will have any obligation to make any payments after the applicable Closing (other than any Tax sharing, allocation or indemnity within a Target Business Segment), (ii) is subject to any private letter ruling of the IRS or comparable rulings of or clearances issued by any other Taxing Authority, or has applied for any other Tax rulings or clearances within the past three years (iii) is or has, since November 30, 2006, ever been a member of any consolidated, combined, affiliated, unitary or similar group of corporations for any Tax purposes other than a VAT group or a group where Parent or an Affiliate was the common parent or (iv) is or could be liable for Tax which is primarily or directly chargeable against or attributable to a person other than the relevant Target Company, or which is charged by reference to the income or gains of another person (other than Taxes chargeable against or attributable, or which is charged by reference to the income or gain of, another Target Company within the same Target Business Segment that is being acquired in the applicable Closing). To Parent’s Knowledge, there are or have been no facts or other circumstances which have led or may lead to an invalidity, cancellation or removal of a binding Tax ruling or a similar clearance of any Taxing Authority granted to any of the Target Companies.
(l)    None of the Target Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the applicable Closing Date with respect to income that was realized (and reflects economic income arising) prior to the applicable Closing Date, but after November 30, 2006, including as a result of (i) an installment sale or open transaction disposition made on or prior to the applicable Closing Date, (ii) any prepaid amount received or deferred revenue recognized on or prior to the applicable Closing Date.

(m)    Sellers have made available to Purchaser complete copies of (i) all filed Tax Returns of the Target Companies relating to the taxable periods beginning in or subsequent to 2009 and (ii) any audit report, examination report or interim finding in respect of a pending audit issued within the last three years relating to any Taxes due from or with respect to the Target Companies, in each case that list at least $500,000.00 of Tax as due.
(n)    No Target Company is treated for any Tax purposes as resident in a country other than the country of its incorporation, and no Target Company has a branch, agency or permanent establishment in a country other than the country of its incorporation.
(o)    Each of the Target Companies listed on Section 3.8(p) of Parent’s Disclosure Letter (i) is registered for the purposes of VAT, and (ii) since November 30, 2006, has been so registered at all times that it has been required to be registered by VAT legislation, and such registration is not subject to any conditions imposed by or agreed with the relevant Taxing Authority.
(p)    The amount of the Net Deferred Tax Asset prepared in accordance with GAAP as of September 30, 2012 is $374,125,972. The components of the Net Deferred Tax Asset are set forth on Schedule 3.8(q) by company and type of asset, including offsetting valuation allowances. With respect to each applicable Closing, Parent’s Disclosure Letter shall be updated to reflect the amounts shown with respect to each deferred tax asset and deferred tax liability (net of any valuation allowance) taken into account in calculating Net Asset Value based on the applicable Final Closing Statement.
(q)    To Parent’s Knowledge, all material documents by virtue of which any Target Company has any right which are required to be stamped have been properly stamped and all duty, interest and penalties on those documents have been paid.
(r)    To Parent’s Knowledge, all material transactions in respect of which any clearance or consent was required from any Taxing Authority have been entered into by each Target Company after such consent or clearance has been properly obtained. To Parent’s Knowledge, any application for such clearance or consent has been made on the basis of full and accurate disclosure of all the relevant material facts and considerations and, to Parent’s Knowledge, all such transactions have been carried into effect only in accordance with the terms of the relevant clearance or consent.
(s)    To Parent’s Knowledge, the Target Companies possess the relevant exemption certificates or other administrative decisions or authorizations issued by the relevant Tax authorities, which are necessary in order to effect all material amounts of payments made within a year of the date hereof free of any withholding taxes (including withholding taxes on dividends, interest or license payments) or Tax deductions (including withholding by a third party, such as a paying agent), if and to the extent such payments were made free of withholding taxes or Tax deductions.
(t)    The representations and warranties set forth on Schedule 3.8(u) are true and correct in all respects as to the UK Target Companies.

(u)    The representations and warranties set forth on Schedule 3.8(v) are true and correct in all respects as to the French Target Company.
(v)    The representations and warranties set forth on Schedule 3.8(w) are true and correct in all respects as to the German Target Companies.
(w)    The representations and warranties set forth on Schedule 3.8(x) are true and correct in all respects as to the Dutch Target Companies.
(x)    For purposes of this Section 3.8, Article VII, Section 8.2(a)(vii), and Section 8.2(a)(viii), any reference to a Target Company shall be deemed to refer to (i) any entity that shall have merged with or liquidated or converted into such Target Company prior to the applicable Closing and (ii) any Subsidiary of a Target Company.
(y)    Notwithstanding any other provision of this Article III, except for the representation contained in Section 3.5, the representations and warranties contained in this Section 3.8 and Section 3.9 constitute the sole representations and warranties of Parent with respect to Taxes, or Actions or Liabilities that relate to Taxes.
Section 3.9    Employee Benefit Plans.
(a)    Each Target Company Benefit Plan has been administered in accordance with its terms and is in compliance with applicable Laws (including any requirements as to registration), except for any failures to so administer or be in compliance that would not, individually or in the aggregate, be reasonably likely to be material to (A) the Target Companies, taken as a whole or (B) any Target Business Segment, taken as a whole. No Target Company Benefit Plan is (i) maintained in the United States or (ii) primarily for the benefit of employees working in the United States. As of the date hereof, there is no pending, outstanding, or, to Parent’s Knowledge, threatened litigation relating to any Target Company Benefit Plans (other than claims for benefits in the ordinary course) which would, if adversely determined, result, individually or in the aggregate, in any material Liability to (A) the Target Companies, taken as a whole or (B) any Target Business Segment, taken as a whole. All material contributions that any Target Company is required to make to any Target Company Benefit Plan have been fully and timely paid when due. Each Target Company Benefit Plan that is intended to qualify for tax-favored status under applicable Law does so qualify, except for any failures to so qualify that would not, individually or in the aggregate, be reasonably likely to be material to (A) the Target Companies, taken as a whole or (B) any Target Business Segment, taken as a whole. Except as set forth in Section 3.9(b) of Parent’s Disclosure Letter, the transactions contemplated by this Agreement shall not result in (x) the payment, any increase in any payment, or any acceleration of payment, vesting or funding of any compensation or benefit under any Target Company Benefit Plan or Parent Benefit Plan or to any Business Employee or any current or former employee or director of any of the Target Companies, or (y) payment of any compensation or benefit that could not be deductible by any of the Target Companies under Code Section 280G.

(b)    Neither Parent nor any Target Company has in the six years prior to the date of this Agreement participated in or had any actual or contingent Liability or obligation towards a defined benefit pension scheme which is subject to the provisions of the UK Pensions Act 2004.
Section 3.10    Labor Matters.
(a)    The Target Companies are, and since January 1, 2010 have been, in compliance with all applicable Laws relating to employment or terms and conditions of employment, and are not and have not engaged in any unfair labor practices or similar prohibited practices, except for any failures to comply or engagement in such practices that would not, individually or in the aggregate, be reasonably likely to be material to (a) the Target Companies, taken as a whole or (B) any Target Business Segment, taken as a whole.
(b)    There is no pending or, to Parent’s Knowledge, threatened, strike, walkout or other work stoppage, material labor dispute or any union organizing effort by any of the employees of any Target Company. There has not been since January 1, 2010, any material strike, walkout, work stoppage, material labor dispute, or to Parent’s Knowledge, any union organizing efforts.
(c)    There is no material unfair labor practice charge or complaint against any of the Target Companies pending or, to Parent’s Knowledge, threatened, before any Government Authority which would, if adversely determined, result in any material Liability to (A) the Target Companies, taken as a whole and (B) any Target Business Segment, taken as a whole.
(d)    Except as set forth in Section 3.10(e) of Parent’s Disclosure Letter, all individual independent contractors and individual consultants can be terminated immediately without incurring any Liabilities on the part of the Target Companies provided that notice of such termination is provided to such individual independent contractor or individual consultant either three months’ prior to such termination or such longer notice period as required by applicable Law.
(e)    (i) No Target Company has, during the three year period prior to the date hereof, been party to any relevant transfer as defined in the UK Transfer of Undertakings (Protection of Employment) Regulations 2006 or similar local legislation in Europe applicable to any Target Company (a “Relevant Transfer”), and (ii) no employee has transferred to any Target Company at any time pursuant to a Relevant Transfer who remains employed by any Target Company.
(f)    No Target Company has, during the three year period prior to the date hereof, failed to provide information to and/or to consult with any employees or workers of any Target Company and/or their representatives and/or any employee representative bodies (including without limitation any works councils, trade unions or other staff representative bodies) (each a “Employee Representative Body”) whether such information and/or consultation is required under (i) any legislation applicable to any Target Company affecting relations between employers and their employees or workers, or (ii) any agreement with any Employee Representative Body, and there is no obligation to inform and/or consult any employees or workers of any Target Company and/or any Employee Representative Body in respect of the transactions contemplated or effected by this Agreement, except, in each case, in which the failure to do so would not, individually or in the aggregate, be reasonably likely to be material to (A) the Target Companies, taken as a whole or (B) any Target Business Segment, taken as a whole.
(g)    None of the Target Companies (i) has received a claim in writing from any Person to the effect that any Target Company has improperly classified as an independent contractor or consultant any Person that provides services to any of the Target Companies or (ii) is liable for any labor or social security matters in connection with such Persons except, in each case, in which the failure to do so would not, individually or in the aggregate, be reasonably likely to be material to (A) the Target Companies, taken as a whole or (B) any Target Business Segment, taken as a whole.
Section 3.11    No Violation of Law; Required Licenses and Permits. (a) No Target Company has, since December 31, 2007, violated any applicable Law, and no Target Company is a party or subject to any Government Order with any Government Authority which is charged with regulating or supervising any Target Company which imposes any restrictions or fines on the business of any Target Company or the Target Business, in each case, except as would not, individually or in the aggregate, be reasonably likely to (i) be material to (A) the Target Companies, taken as a whole, or (B) any Target Business Segment, taken as a whole, or (ii) result in any Criminal Liability. To the Knowledge of Parent, none of the Target Companies is under investigation with respect to the violation of any Laws, other than routine examinations by Government Authorities.
(a)    Each Target Company has all Permits necessary for the conduct of the Target Business as presently conducted (all such Permits for all of the Target Companies, collectively, the “Target Permits”), and the business of each Target Company and the Target Business have, since January 1, 2010, been conducted in compliance with all such Permits, in each case, except as would not, individually or in the aggregate, be reasonably likely to (i) be material to (A) the Target Companies, taken as a whole, or (B) any Target Business Segment, taken as a whole, or (ii) result in any Criminal Liability. There are no Actions pending, or to the Knowledge of Parent, threatened or reasonably expected to be asserted, relating to the suspension, revocation or modification of any Target Permit, in each case, except as would not, individually or in the aggregate, be reasonably likely to be material to (A) the Target Companies, taken as a whole, or (B) any Target Business Segment, taken as a whole, or (ii) result in any Criminal Liability.
Section 3.12    Real Property.
(a)    Section 3.12 of Parent’s Disclosure Letter sets out a list of all real property that is (i) owned in fee by any of the Target Companies (the “Owned Properties”), or (ii) leased or subleased from any other Person, by any of the Target Companies (the “Leased Properties”, and together with the Owned Properties, the “Specified Properties”), and identifies the instruments under which such real property is leased or subleased (the “Leases”). Each Target Company (i) has good and valid title to all of the Owned Properties owned by it, free and clear of all Encumbrances other than Permitted Encumbrances, and (ii) has a good and valid leasehold interest in all of the Leased Properties that is leased or subleased from any other Person by such Target Company.

(a)    As of the date hereof, none of the Target Companies or, to Parent’s Knowledge, any other party to a Lease is in breach of a Lease, except for any such breaches that would not, individually or in the aggregate, be material to (i) the Target Companies, taken as a whole, or (ii) any Target Business Segment, taken as a whole.
Section 3.13    Environmental Matters.
(a)    Except as would not have a Company Material Adverse Effect, each of the Target Companies:
(i)    is and has within the prior five years been in compliance with all applicable Environmental Laws;
(ii)    possesses, maintains and is in compliance with all Permits required under applicable Environmental Laws for the operation of the Target Business as presently conducted;
(iii)    has not within the prior five years received any written claim, notice of violation or citation, and is not party to any Government Order, concerning any violation or alleged violation of any applicable Environmental Law or any alleged liability pursuant to any Environmental Law;
(iv)    is not the subject of any pending or, to Parent's Knowledge, threatened Action alleging or addressing any violation or alleged violation of any applicable Environmental Law or any alleged liability pursuant to any Environmental Law; and
(v)    to Parent’s Knowledge, there are no pollutants, contaminants or toxic or hazardous materials, substance or wastes present at, on, or under any Specified Property except in compliance with Environmental Law.
(b)    Notwithstanding any other provision of this Article III, the representations and warranties contained in this Section 3.13 constitute the sole representations and warranties of Parent with respect to any Environmental Law.
Section 3.14    Intellectual Property.
(a)    Section 3.14(a) of Parent’s Disclosure Letter contains a list of all registered Intellectual Property and applications for registration of Intellectual Property owned or purportedly owned by the Target Companies (other than the Parent In-Process Marks and Internet domain names), indicating for each item of such registered or applied for Intellectual Property the registration or application number, the applicable Target Company that is the purported owner and the applicable filing jurisdiction (collectively, the “Scheduled Intellectual Property”, except for the Scheduled Intellectual Property provided pursuant to Section 5.5(e)(iv)). To the Parent’s Knowledge, all Scheduled Intellectual Property that is or has been registered is subsisting, valid and enforceable. All material Intellectual Property owned by a Target Company is owned free and clear of any Encumbrance other than Permitted Encumbrances and all necessary registration, maintenance, renewal and other relevant filing fees due through the date hereof in connection therewith have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such registered Intellectual Property in full force and effect.
(b)    To Parent’s Knowledge, (i) the operation of the businesses of the Target Companies as currently conducted does not infringe or misappropriate the Intellectual Property of any third party, and (ii) no third party has infringed or misappropriated, or is infringing or misappropriating, any material Intellectual Property owned by the Target Companies.
(c)    To Parent’s Knowledge, no Person has asserted in a writing received by Parent or any Target Company in the two-year period prior to the date of this Agreement that any of the Target Companies have infringed or misappropriated, or are infringing and misappropriating, the Intellectual Property of any third party, nor has any Person asserted such a claim prior to that period of which discussions are ongoing.
(d)    The Target Companies have taken reasonable measures to protect the confidential nature of the trade secrets and confidential information that they own or use. To Parent’s Knowledge, no trade secret or other confidential information owned by the Target Companies that is material to their businesses as currently conducted has been disclosed or authorized to be disclosed by the Target Companies to any of their employees or consultants, contractors or other third parties other than pursuant to a written agreement containing confidentiality or nondisclosure obligations, except where such obligations are imposed by applicable Law. To Parent’s Knowledge, no employee, consultant or independent contractor of the Target Companies is in default or breach of any material term of any such non-disclosure or confidentiality agreement, covenant or obligation.
(e)    The Target Companies’ respective IT Assets (A) are, to the Parent’s Knowledge, adequate for the businesses of the Target Companies as currently conducted, (B) operate and perform as required by the Target Companies in connection with their respective businesses as currently conducted and (C) are functioning and in good order and have not materially malfunctioned or failed within the past two years. The Target Companies have implemented reasonable backup, security and disaster recovery technology and procedures consistent with historical practices. To Parent’s Knowledge, the Target Companies are compliant in all material respects with their respective privacy policies and contractual commitments to their respective customers, consumers and employees, concerning data protection.
(f)    Neither the execution of this Agreement or any Transaction Documents (except as expressly set forth herein or therein), nor the conduct of the business and operations of the Target Companies as presently conducted, will result in the Target Companies granting to any third Person any right to any material Intellectual Property owned by, or licensed to, the Target Companies. Immediately following the applicable Closing, the applicable Target Companies will have the right to exercise all of their current rights under the Specified Contracts set forth in Section 3.15(a)(viii) of Parent’s Disclosure Letter (subject to obtaining any required consent from the applicable counterparty thereto) granting rights to the applicable Target Companies with respect to Intellectual Property or IT Assets of a third party to the same extent and in the same manner they would have been able to had the transaction contemplated by the Transaction Documents not occurred, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.
(g)    The IT Assets on which Personal Data is processed enable the Target Companies to: (i) determine the scope of lawful use of the Personal Data; and (ii) comply with data subject access requests (as such requests are provided for under applicable Data Protection Laws) within the relevant time limits specified by applicable Data Protection Laws.
(h)    Notwithstanding any other provision of this Article III, the representations and warranties contained in Section 3.1(d), Section 3.11, this Section 3.14 and Section 3.15 constitute the sole representations and warranties of Parent with respect to any Intellectual Property and IT Assets.
Section 3.15    Contracts.
(a)    Section 3.15(a) of Parent’s Disclosure Letter lists, as of the date hereof, each of the following Contracts to which any Target Company is a party or is otherwise bound (collectively, the “Specified Contracts”):
(i)    Future Payment Obligations. Any Contract (other than any Contract (A) containing a covenant by any Target Company to make, directly or indirectly, any advance, loan, extension of credit or capital contribution to, or other investments in, any Person, (B) relating to indebtedness for borrowed money, or (C) between any Target Company, on the one hand, and any customer or dealer, on the other hand, in each case, entered into in the ordinary course consistent with past practice, or any Contract between any Target Company, on the one hand, and any manufacturer or distributor of automobiles, sport utility vehicles, light duty trucks or vans) involving the payment by such Target Company of more than $1,000,000 in any 12-month period or $7,500,000 in the aggregate during the term thereof, and which by its terms does not terminate or is not terminable without penalty by such Target Company upon 90 days’ or less prior notice;
(ii)    Non-Compete. Any Contract containing covenants limiting in any material respect the freedom of the Target Companies (or that would apply after the applicable Closing to an Affiliate of the Target Companies) to compete or operate in any line of business or geographical area or to compete with any Person;
(iii)    Required Loans. Any Contract containing a covenant by any Target Company to make, directly or indirectly, any advance, loan, extension of credit or capital contribution to, or other investments in, any Person in excess of $1,000,000, in each case other than as made in the ordinary course of such Target Company’s business consistent with past practice;
(iv)    Indebtedness. Any Contract relating to any indebtedness for borrowed money, in each case, which creates payment obligations of, or from, any party to any Target Company, other than indebtedness for borrowed money in the ordinary course of such Target Company’s business consistent with past practice;

(v)    Capital Expenditures. Any Contract containing covenants requiring capital expenditures by a Target Company in excess of $1,000,000;
(vi)    Acquisition Agreements. Other than in connection with any Securitization Transaction, any Contract for the acquisition, sale or lease of any material properties, operating business or assets of or by a Target Company (by merger, purchase or sale of assets or otherwise), in each case under which any Target Company has any material indemnification or other continuing obligations;
(vii)    Joint Ventures. Any partnership, joint venture agreement, strategic alliance or profit sharing agreement (other than any Contract with any manufacturer or distributor of automobiles, sport utility vehicles, light duty trucks or vans);
(viii)    Intellectual Property and IT Assets. (A) Any grant or license by the Target Companies to another Person of any right to or under material Intellectual Property or material IT Assets that are owned by the Target Companies, excluding any confidentiality agreements or other agreements the main purpose of which is not to grant or license Intellectual Property; and (B) any grant or license by another Person to any of the Target Companies of any right to or under any third Person’s Intellectual Property or IT Assets that are material to the conduct of the Target Companies’ business, excluding any Contract with an annual license fee of less than $1,000,000;
(ix)    Labor Agreements. Any Contract with any labor union or association representing any employee of any Target Company, including any collective bargaining agreements;
(x)    Financing Contracts. Any Contract (A) providing for the collection, servicing or administration of leases, loans, conditional sales agreements or financial instruments of a similar type, by any Target Company on behalf of any other Person, or (B) providing for the administration by any Person of any part of the loans or financial instruments of a similar type of any Target Company, in each case, involving the payment by or to such Target Company of more than $5,000,000 during the term thereof;
(xi)    OEM Contracts. Any Contract with any manufacturer or distributor of automobiles, sport utility vehicles, light duty trucks or vans (other than Purchaser or any of its Affiliates) that was previously made available to Purchaser; provided that Parent shall have no obligation to make available to Purchaser any such Contract that was not previously made available prior to the date hereof and that is subject to confidentiality or similar provisions prohibiting its disclosure; or
(xii)    Outsourcing Agreements. Any Contract for the outsourcing of financial or other services to an Affiliate or a third-party the entry into which requires the submission of written notice to a competent Government Authority pursuant to applicable Law.
(b)    A complete copy of each Specified Contract has been made available to Purchaser. As of the date hereof, each Specified Contract is a valid and binding obligation of, and is an enforceable obligation against, the relevant Target Company that is a party thereto, and, to Parent’s Knowledge, the party or counterparties thereto (subject in each case to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or law)), except for such failures to be valid, binding or enforceable as would not, individually or in the aggregate, be materially adverse to (i) the Target Companies, taken as a whole, or (ii) any Target Business Segment, taken as a whole. As of the date hereof, none of the Target Companies or, to Parent’s Knowledge, any other party to a Specified Contract is in breach of a Specified Contract, except for any such breaches that would not be materially adverse to (i) the Target Companies, taken as a whole, or (ii) any Target Business Segment, taken as a whole.
(c)    Section 3.15(c) of Parent’s Disclosure Letter lists, as of the date hereof, each Contract under which any Person has directly or indirectly guaranteed or agreed to guarantee or otherwise to be responsible for borrowed money or other Liabilities of any Target Company, Securitization Servicer, Securitization Depositor, Securitization Issuing Entity or Securitization Originator. As of the date hereof, to the Knowledge of Parent, no such Person is in breach of such a Contract, except for any such breaches that would not, individually or in the aggregate, be reasonably likely to be material to (i) the Target Companies, taken as a whole, or (ii) any Target Business Segment, taken as a whole.
(d)    None of the Target Companies or their subsidiaries are parties to or otherwise bound by any Contract under which such Target Company has directly or indirectly guaranteed or agreed to guarantee or otherwise to be responsible for indebtedness for borrowed money or other Liabilities of any Person other than another Target Company or its subsidiaries (any such Contract, other than as set forth in Section 3.15(d) of the Parent Disclosure Letter, a “Target Guarantee”).
Section 3.16    Title to Assets. Each of the Target Companies has good and valid title to all properties and assets, other than the Specified Properties, any Intellectual Property and any IT Assets, material to the conduct of such Target Company’s business and owned or stated to be owned by it, free and clear of all Encumbrances other than Permitted Encumbrances.
Section 3.17    Insurance. Section 3.17 of Parent’s Disclosure Letter contains a list of all policies of casualty and liability and other insurance directly, or indirectly through Parent and its Affiliates, maintained by the Target Companies (collectively, and together with any other policies provided pursuant to Section 5.5(e)(iii), the “Insurance Policies”), other than policies that are to be provided pursuant to Section 5.5(e)(iii). All of the Insurance Policies are in full force and effect and all insurance premiums due thereon have been paid in full when due, except, in each case, as would not, individually or in the aggregate, be reasonably likely to be material to (i) the Target Companies, taken as a whole or (ii) any Target Business Segment, taken as a whole. Between January 1, 2012 and the date of this Agreement, the Target Companies have not received in writing any notice of cancellation or termination or denial of coverage with respect to any such policy, except to the extent such policy has expired and been replaced in the ordinary course of business consistent with past practice. As of the date hereof, there is no (i) outstanding claim related to the Target Business under any Insurance Policy for an amount either currently, or reasonably expected to be, in excess of $500,000 or (ii) outstanding material default with respect to the provisions in any Insurance Policy.
Section 3.18    Transactions with Affiliates. Section 3.18 of Parent’s Disclosure Letter contains a list of loans, leases and other Contracts between Parent, its Affiliates (other than the Target Companies) or the directors, officers or employees of the Target Companies (each of the foregoing, a “Related Party”), on the one hand, and any of the Target Companies, on the other hand (each of the foregoing, a “Related Party Contract”), involving payments in excess of $120,000 annually with the Target Business.
Section 3.19    Securitizations.
(a)    Each of the Target Companies, in each case, to the extent that it is a servicer of any Securitization Transaction (in such a capacity, a “Securitization Servicer”) or otherwise a party to a Securitization Transaction, is in compliance in all material respects with all Contracts to which it is bound under such Securitization Transaction (collectively referred to as the “Securitization Instruments”). Each of the Target Companies, to the extent that it is a Securitization Issuing Entity or Securitization Servicer, has performed in all material respects all of its respective obligations under the Securitization Instruments. Each of the Target Companies, in each case, to the extent that it is a Securitization Depositor or Securitization Originator, has performed in all material respects all of its respective obligations under the Securitization Instruments. To Parent’s Knowledge, each other party to a Securitization Transaction is in compliance in all material respects with and has performed in all material respects all of its respective obligations under the Securitization Instruments.
(b)    Since January 1, 2009, each Target Company, each Securitization Depositor, each Securitization Issuing Entity has made or caused to be made all material filings required to be made by it with any Government Authority under applicable Law in connection with any Securitization Transaction, and each such filing complied in all material respects with the requirements of applicable Law. There are no pending or, to Parent’s Knowledge, threatened, lawsuits, actions, proceedings or claims in which it is alleged that any registration statement, prospectus, private placement memorandum or other offering document, or any amendments or supplements thereto contained, as of the date on which it was issued in any Securitization Transaction, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No securities were issued or sold by any of the Target Companies or any Securitization Issuing Entity in violation in any material respect of applicable Law in any Securitization Transaction.
(c)    No event of default, servicer default, termination event, amortization event, event triggering a debtor notification obligation in relation to the perfection of security or title or other similar event currently exists under any Securitization Instrument and no cash trapping trigger event (including interest premium or fee increase) or other event requiring the increase of credit enhancement for any Securitization Transaction currently exists, except, in each case, for any cash trapping trigger or other event requiring the increase of credit enhancement for any Securitization Transaction that occurred as a result of the performance of the related pool of assets, and no event has occurred that, with the giving of notice, the passage of time, or both would constitute any such event.
(d)    None of the Target Companies has acted in the capacity of guarantor or credit enhancer in any Securitization Transaction, nor has any of the Target Companies provided any type of guaranty in any Securitization Transaction with respect to any payments of principal or interest in connection with any issued securities; provided, however, that for the purposes of this representation, none of the Target Companies shall be deemed a “guarantor” or “credit enhancer” solely by reason of owning or holding any credit residual, subordinate interest, credit reserve account or similar instrument or account related to any Securitization Transaction.
(e)    Section 3.19(e) of Parent’s Disclosure Letter lists all of the Securitization Transactions as of the date of this Agreement. With respect to each Securitization Transaction, a complete copy of all material documents, agreements, reports and instruments relating to such Securitization Transaction has been made available to Purchaser.
(f)    Each Securitization Issuing Entity is not a party to any agreement, contract or commitment other than the relevant Securitization Instruments to which it is a party.
(g)    As of the date hereof, (i) no material claim has been made since January 1, 2009 pursuant to an indemnification obligation, and (ii) no event has occurred and is continuing that (with or without notice or lapse of time) would be reasonably likely to result in any material indemnification obligation, in either case, of any Target Company, any Securitization Originator, Securitization Servicer or Securitization Depositor to any Securitization Issuing Entity or to any securitization trustee, investor, lender, guarantor, surety provider, swap provider, or other counterparty or participant in any Securitization Transaction.
(h)    As of the date hereof, to Parent’s Knowledge, no party to a Securitization Transaction has validly exercised a right to cause a repurchase, buyback or replacement of a securitized asset pursuant to such Securitization Transaction other than a repurchase, buyback or replacement obligation (i) exercised for administrative purposes in the ordinary course of business or (ii) pursuant to the terms and conditions of a Securitization Instrument with respect to delinquencies and defaulted Contracts.
(i)    Parent has made available to Purchaser a complete copy of all material credit, underwriting or collection policies of each Securitization Originator and Securitization Servicer.
Section 3.20    Intercompany Loans. Section 3.20 of Parent’s Disclosure Letter sets forth a complete listing of all intercompany loans outstanding as of the date hereof made by (a) GMAC IF or any Affiliate of Parent other than a Target Company, on the one hand, to any Target Company, on the other hand, (each, an “Intercompany Loan”) and (b) any Target Company, on the one hand, to GMAC IF or any Affiliate of Parent, on the other hand, and, in each case, as of October 31, 2012, the outstanding principal amount.
Section 3.21    Finder’s Fees. Except for Citigroup Global Markets Inc. and Evercore Group LLC, whose fees will be paid by Parent or one of its Affiliates (other than any of the Target

Companies), there is no other investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or its Affiliates who would be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
Section 3.22    Foreign Asset Control. Parent, each Seller and each Target Company maintains a risk-based system of controls which reasonably assures, as applicable, the monitoring, prevention, detection, and reporting of transactions involving OFAC Specially Designated Nationals and Blocked Persons as required by applicable Law.
Section 3.23    Anti-Money Laundering. Parent, each Seller and each Target Company maintains a risk-based system of controls which reasonably assures the monitoring, prevention, detection, and reporting of transactions violating any applicable anti-money laundering Law, including the Proceeds of Crime Act 2003, the Money Laundering Regulations 2007, the Bank Secrecy Act of 1970, the U.S.A. Patriot Act of the United States, and the rules and guidance of the Financial Services Authority and Office of Fair Trading.
Section 3.24    Anti-Corruption; No Unlawful Payments; Prohibited Practices.
(a)    To the extent required by applicable Law, each Target Company maintains systems of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.
(b)    Each Target Company maintains a risk-based system of controls which reasonably assures, as applicable, the monitoring, prevention, detection, and reporting of transactions violating any applicable Laws relating to anti-corruption, including the U.S. Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act of 2011.
(c)    Since December 31, 2007, none of the Target Companies or, to Parent’s Knowledge, any Representative of any Target Company has paid, offered or promised to pay, or authorized or ratified the payment directly or indirectly, of any monies or anything of value to any official or employee of any Government Authority or any political party or candidate for political office for the purpose of influencing any act or decision of such official or of the Government Authority to obtain or retain business, direct business to any person or secure any other improper benefit or advantage, in each case in violation of any applicable Law.
(d)    Since December 31, 2007, none of the Target Companies or, to Parent’s Knowledge, any Representative of any Target Company has committed or engaged in any Prohibited Practices.
(e)    For purposes of this Section 3.24, an “official or employee” includes any official or employee of any entity owned or controlled by a Government Authority (or family members thereof), members of royal families, any officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any of the foregoing.

Section 3.25    Export Controls.
(a)    None of Parent, any Seller, Target Company, or any of their respective directors or senior officials are Prohibited Persons.
(b)    Since December 31, 2007, none of Parent, any Seller or Target Company is a party to any contract or bid with, and has not conducted business with any Prohibited Persons in violation of any applicable Law.
(c)    Since December 31, 2007, none of Parent, any Seller or Target Company is a party to any contract or bid with, and has not conducted any business directly or indirectly involving Cuba, Iran, Myanmar (Burma), North Korea, Sudan or Syria in violation of any applicable Law.
(d)    There is no pending or, to the Knowledge of Parent, threatened Action against, or, to the Knowledge of Parent, investigation by any Government Authority of, any Target Company, nor is there any injunction, order, judgment, ruling or decree imposed (or, to the Knowledge of Parent, threatened to be imposed) upon any Target Company or any asset of any Target Company by or before any Government Authority, or pending voluntary disclosure to any Government Authority, in each case, in connection with an alleged violation of any applicable Law relating to the export of data, goods or services to any foreign person or jurisdiction against which the United States maintains sanctions or export controls, including applicable regulations of the U.S. Department of Commerce, the U.S. Department of State, U.S. Department of Energy and OFAC, as well as any applicable requirements or restrictions imposed by any other non-U.S. jurisdiction.
(e)    Since December 31, 2007, each of the Target Companies has complied with all applicable U.S. and non-U.S. export control requirements, including regulations controlling the export of certain products, services, and technologies and anti-boycott requirements as set forth in the Export Administration Regulations (EAR), 15 CFR Parts 730-774, as amended, and Section 999 of the Code and similar non-US requirements.
Section 3.26    Consumer Financial Protection. Except as would not, individually or in the aggregate, be reasonably likely to (i) be material to (A) the Target Companies, taken as a whole, or (B) any Target Business Segment, taken as a whole, or (ii) result in Criminal Liability, each Target Company:
(a)    is compliant with its own current and in-force privacy policies and express commitments to its respective customers, consumers and employees concerning the privacy and security of their Personal Data;
(b)    is compliant with its obligations under applicable Consumer Financial Protection Law in respect of the use of electronic communications (including e-mail, text messaging, fax machines, automated calling systems and non-automated telephone calls) for direct marketing purposes; and
(c)    each of the Target Companies:

(i)    may, subject to the requirements of applicable Consumer Financial Protection Law, exploit all Personal Data forming the subject matter of any executory Contract entered into in by such Target Company as part of the operation of the Target Business in accordance with applicable Consumer Financial Protection Law;
(ii)    either (1) holds all Personal Data used by such Target Company on its IT Assets, or (2) such Personal Data is held (a) by a third party under a Contract allowing reasonable access by the Target Company to the Personal Data, or (b) is otherwise held in such a manner as to allow reasonable access by the Target Company to the Personal Data; and
(iii)    has, since December 31, 2007, processed Personal Data in accordance with applicable Consumer Financial Protection Law.
Section 3.27    Financing Contracts. Except as would not have a Company Material Adverse Effect:
(a)    Each Financing Contract and each related Credit Enhancement is valid, binding and enforceable, by the applicable Target Company, Securitization Depositor or Securitization Issuing Entity, as the case may be, against the obligor or borrower thereunder in accordance with its respective written terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
(b)    (i) Each Financing Contract and each related Credit Enhancement is, in full force and effect, free and clear of Encumbrances other than Permitted Encumbrances and Encumbrances arising in connection with any Securitization Transaction or under any Securitization Instrument; (ii) each Target Company or Securitization Issuing Entity, as the case may be, has in its possession or control the notes and other documentation comprising each Financing Contract and each related Credit Enhancement reasonably necessary to enforce the rights of such Target Company or Securitization Issuing Entity, as the case may be, with respect to such Financing Contract, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and (iii) all payments by the obligor or borrower under each Financing Contract are made to or for the benefit of a Target Company or Securitization Issuing Entity, as the case may be.
(c)    With respect to each Financing Contract, the applicable Target Company or Securitization Issuing Entity, as the case may be, has a valid and enforceable security interest in any collateral subject thereto, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, as and to the extent required by such Target Company’s or the applicable Securitization Originator’s respective credit or investment approval with respect to such Financing Contract.
Section 3.28    No Amendments to Transferred Derivatives or Corresponding Derivatives.

(a)    Section 1.1(g) of the Parent's Disclosure Letter lists all of the AIM Derivatives as of the date of this Agreement and Section 3.18 of the Parent's Disclosure Letter lists all of the Corresponding Derivatives as of the date of this Agreement. With respect of each such Transferred Derivative, Parent has made available to Purchaser a complete copy of the transaction confirmations relating to such Transferred Derivative.
(b)    The termination of any AIM Derivative pursuant to Section 5.23 shall not trigger a default, termination event or requirement to post collateral (or event which, with the giving of notice or the lapse of time, would constitute a breach or default, termination event or requirement to post collateral) in any Contract.
Section 3.29    No Other Representations or Warranties. Except for the representations and warranties contained in this Article III (as qualified by the applicable items disclosed in Parent’s Disclosure Letter), neither Parent nor any other Person makes any express or implied representation or warranty on behalf of Parent or any of its Affiliates, and Parent disclaims any other representations or warranties. To avoid doubt, Parent does not give or make any warranty or representation as to (and shall have no indemnification obligation or, in the absence of fraud, other liabilities in respect of) the accuracy or reasonableness of any forecasts, estimates, projections, statements of intent or statements of opinion provided to Purchaser, any of its Affiliates, or any of their respective Representatives on or prior to the date of this Agreement, including in the “Confidential Information Memorandum” relating to the Target Business, any management presentations and any other information made available in the Virtual Data Room. Purchaser acknowledges and agrees that, except for the representations and warranties contained in this Article III (as qualified by the applicable items disclosed in Parent’s Disclosure Letter), neither Parent nor any of its Affiliates is making any representation or warranty regarding any documents, projections, forecasts, statement or other information made, communicated or furnished (orally, in writing, in the Virtual Data Room, in management presentations (including any questions posed and answers given and any related discussions, whether formal or informal) or otherwise) to Purchaser, any of its Affiliates, or any of their respective Representatives (including any opinion, information, projection or advice that may have been or may be provided to such Person by any Representatives of Parent or any of its Affiliates). No Person makes any representations or warranties to Purchaser regarding the probable success or profitability of the Target Companies.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Except as set forth on Purchaser’s Disclosure Letter, the Purchaser represents and warrants to Parent, as of the date hereof and as of each Closing Date (or in the case of representations and warranties that speak of a specified date, as of such specified date), as follows (it being understood that the following representations and warranties are made assuming that the Restructuring has been completed in full):

Section 4.1    Organization, Authorization, Enforceability, Non-Contravention.
(a)    Organization. Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Texas. Purchaser Topco is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware.
(b)    Authorization. Purchaser Topco, Purchaser and each of their Affiliates that is a party to any of the Transaction Documents has full corporate or other organizational power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations under, and consummate the transactions contemplated by, each such Transaction Document. The execution, delivery and performance of this Agreement by Purchaser has been duly and validly authorized by all necessary corporate action on the part of Purchaser. The execution, delivery and performance of this Agreement by Purchaser Topco has been duly and validly authorized by all necessary corporate action on the part of Purchaser Topco. The execution, delivery and performance of each of the Transaction Documents (other than this Agreement) to which Purchaser Topco, Purchaser or any of their Affiliates is (or is contemplated to be) a party have been, or prior to the Closing at which such Transaction Document is to be executed will have been, duly and validly authorized by all necessary corporate or other action on the part of such Person.
(c)    Binding Effect. This Agreement has been, and each other Transaction Document will at the Closing at which such Transaction Document is to be executed be, duly executed and delivered by Purchaser Topco, Purchaser or those of their Affiliates that are (or are contemplated to be) party thereto. This Agreement is a legal, valid and binding obligation of each of Purchaser Topco and Purchaser enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Each of the Transaction Documents (other than this Agreement) to which Purchaser Topco, Purchaser or any of their Affiliates is a party, when executed and delivered by such Person, will be legal, valid and binding obligations of such Person enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
(d)    Non-Contravention. Assuming the receipt of all Parent Required Governmental Approvals and Purchaser Required Governmental Approvals, and the expiration of any related waiting periods, the execution, delivery and performance of each of the Transaction Documents to which Purchaser Topco and Purchaser or any of their Affiliates is a party by such Person, and the consummation by such Person of the transactions contemplated by the Transaction Documents, will not (i) violate or conflict with any provision of the Constituent Documents of such Person, (ii) violate or conflict with any Law or Permit applicable to such Person, other than immaterial violations of Law or any Permit or (iii) constitute a breach or default (or event which, with the giving of notice or the lapse of time, would constitute a breach or default) under, or give any third party (with or without the giving of notice, the passage of time or otherwise) any rights of termination, acceleration, prepayment, redemption or cancellation of, or give rise to any loss of a material benefit or obligation to make a payment under, or result in the creation of any

Encumbrance (other than Permitted Encumbrances) on any of the assets, properties or Equity Interests of Purchaser Topco, Purchaser or any of their Affiliates pursuant to any Contract to which any such Person is a party or by which any such Person’s properties or assets may be bound, except in case of clause (iii), for any such breaches, terminations, accelerations, cancellations, losses or Encumbrances that would not have a Purchaser Material Adverse Effect.
Section 4.2    Financing. As of each Closing, Purchaser will have available sufficient cash, available lines of credit, committed debt or equity financing or other sources of immediately available funds to enable it to consummate the transactions contemplated by this Agreement and perform its obligations hereunder. Purchaser’s obligations hereunder are not subject to any condition regarding Purchaser’s ability to obtain financing for the consummation of the transactions contemplated hereunder.
Section 4.3    Approvals. Other than the authorizations, waivers, consents, approvals, filings, registrations and notices set forth in Section 4.3 of Purchaser’s Disclosure Letter (collectively, the “Purchaser Required Governmental Approvals”), none of Purchaser Topco, Purchaser nor any of their Affiliates is required to (i) obtain any authorization, waiver, consent or approval of, (ii) make any filing or registration with, or (iii) give any notice to, any Government Authority in connection with or as a condition to the execution, delivery and performance of any of the Transaction Documents or the consummation of the transactions contemplated thereby, other than any authorization, waiver, consent, approval, filing, registration or notice the failure of which to obtain, make or give would not have a Purchaser Material Adverse Effect. To Purchaser’s Knowledge, where Purchaser Required Governmental Approvals require that Purchaser meet certain qualifications, Purchaser meets such qualifications. To Purchaser’s Knowledge, as of the date hereof, no event has occurred nor has any circumstance arisen that would reasonably be likely to result in the failure of any Purchaser Required Governmental Approvals to be received in a timely manner in order to permit the consummation of the transactions contemplated by this Agreement.
Section 4.4    Finder’s Fees. Except for Merrill Lynch, Pierce, Fenner & Smith Inc., Barclays Capital, Inc., UBS Securities LLC and Banco Bradesco BBI S.A., whose fees will be paid by Purchaser or one of its Affiliates, there is no other investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser who would be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
Section 4.5    No Litigation. To Purchaser’s Knowledge, there is no Action by any Person pending or threatened against Purchaser Topco, Purchaser or any of their Affiliates that would be reasonably likely to result in monetary damages, injunctive relief or the taking of any other action that would (in any of the foregoing cases) result in a Purchaser Material Adverse Effect. There are no unsatisfied or outstanding Government Orders against Purchaser Topco, Purchaser or any of their Affiliates or any of the properties or business of Purchaser Topco, Purchaser or any of their Affiliates that would have a Purchaser Material Adverse Effect.
Section 4.6    Securities Law Compliance. Purchaser is financially sophisticated and understands that the Target Equity Interests have not been registered under the securities laws of any jurisdiction, including the Securities Act, and may only be transferred pursuant to registration or an applicable exemption under all applicable Laws. Purchaser is acquiring the Target Equity Interests for its own account, for the purpose of investment only and not with a view to, or for sale in connection with, any distribution thereof in violation of applicable Law. Purchaser has not, directly or indirectly, offered the Target Equity Interests to anyone or solicited any offer to buy the Target Equity Interests from anyone, so as to bring such offer and sale of the Target Equity Interests by Purchaser within the registration requirements of the Securities Act or the securities Laws of any other jurisdiction.
Section 4.7    Due Diligence by Purchaser. Purchaser acknowledges that it has conducted to its satisfaction an independent investigation of the Target Business and the operations, assets, Liabilities and financial condition of the Target Companies in making the determination to proceed with the transactions contemplated by the Transaction Documents and has relied solely on the results of its own independent investigation and the representations and warranties in Article III in connection with the Target Companies and the subject matter of this Agreement. Purchaser has, among other things, had full access to the Virtual Data Room and received Parent’s Disclosure Letter. Purchaser has also received certain projections and other forecasts, including projected financial statements, cash flow items, capital expenditure budgets and certain business plan information, and acknowledges that (i) there are uncertainties inherent in attempting to make such projections and forecasts and, accordingly, it is not relying on them, (ii) Purchaser is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such projections and forecasts, (iii) Purchaser has no claim under this Agreement against anyone with respect to the accuracy of such projections and forecasts and (iv) Parent has made no representation or warranty with respect to such projections and forecasts. The representations and warranties of Parent in Article III constitute the sole and exclusive representations and warranties of Parent to Purchaser in connection with the transactions contemplated by this Agreement, and Purchaser understands, acknowledges and agrees that, except as set forth in Article III, all other representations and warranties of any kind or nature express or implied (including any relating to the future or historical financial condition, results of operations, assets or Liabilities of the Target Companies or the quality, quantity or condition of the assets of the Target Companies) are specifically disclaimed by Parent. Purchaser hereby waives any other warranty or representation, in each case, express or implied, as to the quality, merchantability, fitness for a particular purpose or condition of the Target Companies or any part thereof.
Section 4.8    Solvency. After giving effect to the payment of all amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, and payment of all related fees and expenses, Purchaser will be Solvent as of and immediately following each Closing. For purposes of this Agreement, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable Liabilities of such Person as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its Liabilities as they mature.
Section 4.9    No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither Purchaser nor any other Person makes any other express or implied representation or warranty on behalf of Purchaser or any of its Affiliates, and Purchaser disclaims any other representations or warranties.
ARTICLE V
COVENANTS
Section 5.1    Conduct of the Target Business.
(a)    Parent undertakes to procure that, between the date hereof and the Closing at which any Subject Companies are purchased and sold, such Subject Companies (except in each case as referred to in Section 5.1(b) or as may be approved by Purchaser (such approval not to be unreasonably withheld, conditioned or delayed)) (1) shall carry on the business of such Subject Companies and, to the extent applicable to any such Subject Company, the Securitization Transactions, in the ordinary course, consistent in all material respects with past practice (including by continuing the business of such Subject Companies in each market in which it is currently conducted), (2) shall use their respective commercially reasonable efforts to preserve intact in all material respects their respective business organizations and preserve their relationships with customers, key employees and other Persons with whom they have material business dealings, and (3) shall not:
(iii)    amend any provision of the Constituent Documents of any Subject Company, or any term of any outstanding Equity Interest issued by any Subject Company;
(iv)    effect any recapitalization, reclassification, stock split, combination or like change in the capitalization of any Subject Company;
(v)    sell, pledge, transfer, dispose of, encumber (other than Permitted Encumbrances) create, allot or issue, or grant an option to subscribe for, any Equity Interest in any Subject Company;
(vi)    acquire or agree to acquire any Equity Interest in any Person (other than another of the Subject Companies), other than in connection with investment activities conducted in the ordinary course of business consistent with past practice;
(vii)    merge or consolidate any Subject Company with any Person, or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any Subject Company;
(viii)    other than in the ordinary course of business consistent with past practice, (A) make any loans, advances or capital contributions to, any other Person, except another Subject Company, or (B) incur, issue, assume, increase or modify the material terms of any indebtedness for borrowed money or guarantee any such Liabilities;

(ix)    (A) grant any salary or wage increase to any director, employee or individual consultant of any Target Company or to any Business Employee from those existing on the date of this Agreement, except in any case (1) as may be required by applicable Law, (2) to satisfy contractual obligations existing as of the date of this Agreement (including pursuant to any collective bargaining agreement), (3) pursuant to national trade agreements; (4) in the ordinary course of business consistent with past practice, including increases that are consistent with past increases, with respect to any employee and such increase for any such employee does not exceed the total budgeted amount for compensation, or (5) for newly hired or recently promoted employees (other than any employee replacing a Key Person or Business Employee) to fill a vacant position as of the date hereof or to replace an employee who terminated employment after the date hereof on terms that are in the ordinary course of business consistent with past practice for the applicable position; provided however, that any once-per-year salary increase for any Business Employee that is employed in the US shall not exceed 3% of such Business Employee’s then-current annual salary; or (B) enter into, amend or renew any employment, individual consulting, severance, retention, change in control or similar agreements or arrangements with any Business Employee or Key Person, except for any such agreement or arrangements for which Purchaser and its Affiliates would not have any obligation or Liability; (C) enter into, amend or renew any employment, individual consulting, severance, retention, change in control or similar agreements or arrangements with any director, officer, employee or individual consultant of any Target Company except (other than for a Key Person) on terms that are in the ordinary course of business consistent with past practice, including increases that are consistent with past increases, for the applicable position (it being understood that any such employment agreement may provide for severance in the ordinary course of business consistent with past practices);
(x)    (A) enter into, establish, adopt or amend any Target Company Benefit Plan or other pension, retirement, stock option, stock purchase, profit sharing, deferred compensation, bonus, severance, group insurance, employee benefit, incentive or welfare contract, plan or arrangement in respect of any director, officer, employee or individual consultant of any Target Company, or take any action to accelerate the vesting of compensation or benefits payable thereunder (other than in respect of Parent Benefit Plans), except (other than in respect of any employment, individual consulting, severance, retention, change in control or similar agreements or arrangements of Key Persons for which Purchaser and its Affiliates would have any obligation or Liability): (1) as may be required by applicable Law, (2) to satisfy contractual obligations under this Agreement or existing as of the date of this Agreement, (3) pursuant to national trade agreements; (4) to comply with any judicial or administrative order from any Government Authority, (5) as part of an annual renewal process consistent with past practice, including increases that are consistent with past increases, or (6) in the ordinary course of business consistent with past practice, including increases that are consistent with past increases, provided, however, that notwithstanding the foregoing, any newly hired or recently promoted employee (other than any employee replacing a Key Person) shall be eligible to participate in any existing contract, plan or arrangement on terms that are in the ordinary course of business consistent with past practice for the applicable position; further provided, that the amount of cumulative, aggregate costs of all changes under this subsection (A) shall not exceed the total budgeted amount for any such contract, plan or arrangement, or (B) enter into, establish, adopt or amend any pension, retirement, stock option, stock purchase, profit sharing, deferred compensation, bonus, severance, group insurance, employee benefit, incentive or welfare contract, plan or arrangement in respect of any Business Employee, except (other than in respect of any employment, individual consulting, severance, retention, change in control or similar agreements or arrangements of Business Employees for which Purchaser and its Affiliates would have any obligation or Liability) in any manner such that the resulting terms or increases in amounts applicable to any Business Employee is not disproportionately favorable to such Business Employee relative to the resulting terms or increases in amounts applicable to similarly situated non-Business Employees;
(xi)    make any change, in any material respect, in accounting methods, principles, practices or policies used by any Subject Company or in the manner of application of such methods, principles, practices or policies, except insofar as may be required by Law or applicable accounting principles;
(xii)    make, change or revoke any Tax election (including any entity classification election), change an annual accounting period, change any taxable year, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any claim for Taxes or assessments relating to it, surrender any right to claim a refund of Taxes, consent to any extension or waiver of any limitation period applicable to any claim for Taxes or assessments relating to it;
(xiii)    other than the settlement of collection Actions in the ordinary course of business consistent with past practice, settle any pending or threatened Action (A) with a value greater than $1,750,000 individually or $7,500,000, in the aggregate, and for which a reserve has not been established by the applicable Subject Company or (B) for an amount more than 15% above the amount of any reserve established for such Action by the applicable Subject Company;
(xiv)    other than in the ordinary course of business consistent with past practice, sell, lease, license or otherwise dispose of, grant an Encumbrance on or permit an Encumbrance to exist on, or agree to sell, lease, license, or otherwise dispose of, or grant or permit an Encumbrance on, any properties or assets of the Subject Companies with a value greater than $2,500,000, in each case, other than any Permitted Encumbrances;
(xv)    acquire a substantial portion of the assets or business of any Person or any division or line of business thereof, or otherwise acquire any assets or properties, in each case, whether in a single transaction or a series of related transactions, with a value greater than $2,500,000, or enter into any new line of business;
(xvi)    make any distribution (whether in cash, stock, equity rights or property), declare or pay any dividend, effect a reduction of the capital, or enter into any contractual commitment to effect any of the foregoing;

(xvii)    commence any proceeding or file any petition in any court relating to the bankruptcy, reorganization, insolvency, dissolution, liquidation or relief from debtors, in any case, in respect of any Subject Company;
(xviii)    enter into any new Contract that, if existing on the date hereof, would be a Specified Contract (other than a Specified Contract described in Section 3.15(a)(i), Section 3.15(a)(iv), or Section 3.15(a)(v), to the extent entered into in the ordinary course of business consistent with past practice, or Section 3.15(a)(x) or Section 3.15(a)(xi)), or amend, modify, waive, renew or terminate, in each case, in any material respect, any material right under any existing Specified Contract except renewals, extensions or replacements of existing Specified Contracts on terms that are, in the aggregate, at least as favorable in all material respects to the Target Company as the terms thereof on the date of this Agreement or fail to comply with any material obligation of the relevant Subject Company under any Specified Contract;
(xix)    other than in the ordinary course of business consistent with past practice, sell, lease, license or otherwise dispose of, grant an Encumbrance on or permit an Encumbrance to exist on, or agree to sell, lease, license, or otherwise dispose of, or grant or permit an Encumbrance on, any Intellectual Property or IT Assets owned or used by the Subject Companies;
(xx)    fail to maintain any Scheduled Intellectual Property or fail to use reasonable measures to protect the confidential nature of the material trade secrets of the Target Companies;
(xxi)    make or commit to make capital expenditures in excess of $2,000,000 individually and $5,000,000 in the aggregate;
(xxii)    enter into, modify or terminate any labor or collective bargaining agreement of any Target Company or, through negotiation or otherwise, make any commitment to incur any Liability to any labor organization with respect to any Target Company except pursuant to national trade agreements;
(xxiii)    other than actions taken in the ordinary course of business consistent with past practice, take or permit any of its Affiliates to take any action that would result in any Securitization Servicer, Securitization Originator, Securitization Depositor or Securitization Issuing Entity failing to comply in any material respect with its obligations under any applicable Securitization Instrument;
(xxiv)    other than in the ordinary course of business, consistent with past practice, and except as required by Law, applicable accounting standards updating requirements of internal policies and procedures in place as of the date hereof, changes to policies and procedures applicable to Parent and its Affiliates and not targeted at the Target Companies or the Securitization Instruments, modify, replace or supersede the any credit, underwriting or collection practices of any Target Company in any material respect;

(xxv)    transfer the employment of any Business Employee to a position outside of the Target Business; or
(xxvi)    affirmatively authorize or commit to do any of the actions prohibited by this Section 5.1(a).
(b)    Notwithstanding anything to the contrary in Section 5.1(a), or any other provision of this Agreement or any other Transaction Document, neither Parent nor any of its Affiliates shall be prevented from undertaking, be required to obtain Purchaser’s consent in relation to, or incur any Liability as a result of effecting any of the following:
(i)    any matter required by Law or any Government Authority;
(ii)    the implementation of any transaction or the taking of any action expressly contemplated to be taken in any Transaction Document, including any action that arises as a result of the fact that more than one Closing may occur;
(iii)    any matter disclosed in Section 5.1(b) of Parent’s Disclosure Letter;
(iv)    the performance of an obligation under any Contract existing as at the date hereof;
(v)    the contribution of any funding to any Subject Company in the ordinary course of business consistent with past practice;
(vi)    the release or discharge of any Liability owed by a Subject Company to Parent or any of its Affiliates, or owed by Parent or any of its Affiliates to a Subject Company;
(vii)    the amendment, modification or revision of the terms of any European Intercompany Loan pursuant to Section 5.17;
(viii)    any action taken in connection with disaster recovery or related emergency response efforts with the intention of minimizing any adverse effect resulting from such efforts (provided that Parent shall promptly notify Purchaser of any such efforts); or
(ix)    the assignment of any Transfer In-Process Marks to Parent.
Section 5.2    Sale of Target Equity Interests. Except in connection with the Restructuring or the transactions contemplated hereby, between the date hereof and the Final Closing, Parent shall not, and shall cause each of the Sellers not to (except as may be approved by Purchaser (such approval not to be unreasonably withheld, conditioned or delayed)), issue, sell, transfer, dispose of or encumber any Target Equity Interests or rights in respect thereof, or admit any new partner or member with respect to any Target Company.

Section 5.3    Cooperation.
(a)    Each of Parent, Purchaser Topco and Purchaser shall, and shall cause their respective Affiliates to, cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their respective parts under this Agreement and applicable Laws to satisfy the conditions set forth in Article VI and to consummate and make effective the transactions contemplated by the Transaction Documents with the intent of effecting each Closing as promptly as practicable, including preparing and filing all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, waivers, orders, interpretive guidance, exemptions, Permits and authorizations necessary to be obtained from any Government Authority (including the Required Governmental Approvals) in order to consummate the transactions contemplated hereby; provided, however, that each Party agrees to, and to cause its respective Affiliates to, reasonably consult with each other in advance of any filing, and agrees to consider and reasonably take into account the views of the other Party in connection with each such filing. Without limiting the generality of the foregoing, each Party shall, and shall cause its respective Affiliates to, make timely and as promptly as practicable (and in no event later than 30 calendar days after the date hereof or within such further period acceptable to both Parties) all filings and submissions required under any applicable Law in connection with the Transaction Documents and the transactions contemplated thereby, and file promptly any additional information requested under any applicable Law in connection therewith, after receipt of the request therefor.
(b)    Without limiting the generality of this Section 5.3, the Parties shall reasonably cooperate with each other and shall each furnish to the other all information reasonably necessary or desirable in connection with making any application or other filing required to be made pursuant to any applicable Law, and in connection with resolving any investigation or other inquiry by any Government Authority under any applicable Laws, in each case, with respect to the transactions contemplated by the Transaction Documents. Each Party shall as promptly as reasonably practicable inform the other of any communication (including promptly furnishing copies of any written communication) with or from, and any proposed understanding, undertaking or agreement with, any Government Authority regarding such applications and filings. Neither Party nor any of their respective Representatives shall agree to participate in any substantive meeting or discussion with any Government Authority in respect of any filing, investigation or inquiry concerning the transactions contemplated by this Agreement unless it consults with the other Party in advance and, to the extent permitted by such Government Authority, gives the other Party the opportunity to attend. The Parties shall consult and reasonably cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with all meetings, actions and proceedings under or relating to any applicable Laws in connection with the transactions contemplated by this Agreement (including, with respect to making a particular filing, by providing copies of all such documents to the non-filing Party prior to filing, giving due consideration to all reasonable additions, deletions or changes suggested in connection therewith). Any such provision of information by one Party to the other may be made on a counsel-only basis to the extent required under applicable Law (including any anti-gun jumping Laws), and any such materials may be redacted (i) to remove references concerning the valuation of the Target Companies, (ii) as necessary to comply with contractual arrangements, (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns or (iv) as otherwise necessary to comply with applicable Law.
(c)    Without limiting the generality of this Section 5.3, each of Parent, Purchaser Topco and Purchaser agrees to use its reasonable best efforts to take or cause to be taken all actions necessary (i) to obtain any and all consents, registrations, approvals, waivers, orders, interpretive guidance, exemptions, Permits and authorizations necessary to be obtained from any Government Authority (including the Required Governmental Approvals) to cause the transactions contemplated by this Agreement to occur prior to the Outside Date and (ii) to avoid or eliminate each and every impediment to obtaining any and all consents, registrations, approvals, waivers, orders, interpretive guidance, exemptions, Permits and authorizations necessary to be obtained from any Government Authority (including the Required Governmental Approvals) to cause the transactions contemplated by this Agreement to occur prior to the Outside Date; provided, however, that in respect of each Closing, nothing contained herein will require Purchaser Topco, Purchaser or any of their Affiliates (which for purposes of this proviso shall include the Target Companies) to (x) agree to sell, divest, dispose of or hold separate any assets or businesses, (y) take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, one or more of its businesses, product lines or assets, except in the case of Purchaser and its Controlled Affiliates only, in a manner that would not be materially burdensome to the applicable Target Business Segment, or (z) litigate, pursue or defend against any administrative or judicial action or proceeding (including any temporary restraining order or preliminary injunction) challenging any of the transactions contemplated hereby.
(d)    The Parties shall keep each other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of any material notices or other communications received by either Party or its Affiliates (as the case may be) or, to its Knowledge, its Representatives from any Government Authority with respect to the transactions contemplated by this Agreement, in each case to the extent permitted by applicable Law. The Parties shall give prompt notice to each other of any development or combination of developments that, individually or in the aggregate, is reasonably likely to prevent, materially delay or materially impair its respective ability to consummate the transactions contemplated by this Agreement, including the failure to satisfy a condition to the Closing set forth in Article VI; provided, however, that no such notification shall affect the representations, warranties, covenants or obligations of the Parties or the conditions to the obligations of the Parties under this Agreement.
Section 5.4    Pre-Closing Restructuring. Between the date hereof and the Final Closing, Parent shall effect the Restructuring. Notwithstanding the foregoing, Parent’s obligation pursuant to this Section 5.4 shall be subject to the filing of all documentation to effect all necessary notices, reports and other filings with and obtaining all consents, registrations, approvals, waivers, orders, interpretive guidance, exemptions, Permits and authorizations from all applicable Government Authorities with respect to the Restructuring. Parent or one or more of its Affiliates (other than the Target Companies) shall bear all out-of-pocket costs and expenses (including any fees and Taxes)

incurred in connection with the Restructuring. Parent agrees to keep Purchaser reasonably informed on a timely basis regarding the timing and actions taken (as described in Section 1.1(f) of Parent’s Disclosure Letter) in connection with the Restructuring.
Section 5.5    Access and Information.
(a)    With respect to each Subject Company, from the date hereof until the Closing at which such Subject Company is sold, subject to any applicable Law, Parent, to the extent not unreasonably disruptive to the business and employees of such Subject Company, shall, and shall cause its Affiliates to, (i) afford Purchaser and its Affiliates, subject to any confidentiality restrictions, reasonable access during normal business hours upon reasonable advance notice to the books and records and other documents of the Subject Company and assets, properties and senior management and personnel of such Subject Company and its Affiliates, agents and auditors, and (ii) promptly furnish, or cause to be furnished, to Purchaser such technical, financial and operating data and other information (or copies thereof) with respect to such Subject Company, as may from time to time be reasonably requested by Purchaser, in each case, to the extent reasonably required by Purchaser to ensure an orderly and efficient transition of (including for the purposes of retaining personnel (including Key Personnel) of or related to) such Subject Company to Purchaser, to prepare for the Closing relating to such Subject Company or any financing contemplated by Section 5.14 and to facilitate the satisfaction of the conditions to the Closing relating to such Subject Company under Article VI; provided, however, that in no event shall Purchaser have access to any information (i) that relates solely to any portion of the business of Parent or its Affiliates that is not being transferred pursuant to this Agreement or (ii) in Parent’s reasonable determination, the disclosure of which would violate applicable Law, or could affect any legal privilege. In the event that disclosing information would violate any obligation of Parent or any of its Affiliates with respect to confidentiality, the Parties shall reasonably cooperate so the information might be made available in a redacted format, or, if such redaction would result in pertinent information being omitted, Parent shall make such information available if Purchaser delivers confidentiality, and if reasonably required, indemnity, undertakings reasonably satisfactory to Parent. No information provided to or obtained by Purchaser pursuant to this Section 5.5(a) or otherwise obtained after the execution of this Agreement shall limit or otherwise affect the remedies available hereunder to Purchaser (including Purchaser’s right to seek indemnification pursuant to Section 8.2), or the representations or warranties of, or the conditions to the obligations of, the Parties hereto.
(b)    Following the first Closing hereunder until the sixth (6th) anniversary of such Closing, to the extent permitted by applicable Law, Purchaser agrees to provide (or cause its Affiliates to provide) Parent with all necessary access to all books and records and other documents that Purchaser has acquired pursuant to this Agreement and to its Representatives to the extent that such access is reasonably required by Parent or any of its Affiliates and is not unreasonably disruptive to the business and employees of Purchaser and its Affiliates, (i) to prepare any required financial statements, Tax filings or regulatory filings of Parent in respect of periods ending on or prior to any Closing, (ii) to comply with the terms of any Transaction Document, any applicable Law or request of any Government Authority, (iii) to defend or prosecute any judicial, arbitral or regulatory proceeding to which Parent or any of its Affiliates is a party relating to the business and affairs of any Subject Company prior to any Closing or (iv) in connection with any claim for indemnity made under or pursuant to this Agreement, in each case, subject in the case of any Confidential Information of Purchaser or any of its Affiliates to Parent and its Representatives agreeing to maintain the confidentiality of such information; provided, however, that in no event shall Parent have access to any information the disclosure of which, based on advice of Purchaser’s counsel, or in Purchaser’s reasonable determination, would violate applicable Law or could destroy any legal privilege. All such information made available to Parent under this Section 5.5(b) shall be deemed Confidential Information and shall be subject to Section 5.6 (including Section 5.6(c)). In the event that disclosing information would violate any obligation of Purchaser or any of its Affiliates with respect to confidentiality, the Parties shall reasonably cooperate so the information might be made available in a redacted format. Purchaser agrees to (or to cause its Affiliates to) retain and preserve all books and records and all other documents that it and its Affiliates acquire pursuant to this Agreement in accordance with Purchaser’s internal document retention policies.
(c)    Following the first Closing hereunder until the sixth (6th) anniversary of such Closing, to the extent permitted by applicable Law, Parent agrees to provide (or cause its Affiliates to provide) Purchaser with all necessary access to all books and records and other documents of Parent and to its Representatives to the extent that such access is reasonably required by Purchaser or any of its Affiliates and is not unreasonably disruptive to the business and employees of Parent and its Affiliates, (i) to prepare any required financial statements, reports (including servicer or investor reports), Tax filings or regulatory filings of Purchaser, including with respect to any Securitization Transaction, in respect of periods ending on or prior to any Closing, (ii) to comply with the terms of any Transaction Document, any applicable Law or request of any Government Authority, (iii) to defend or prosecute any judicial, arbitral or regulatory proceeding to which Purchaser or any of its Affiliates (which, as of and after a Closing, shall include any Subject Company transferred at such Closing) is a party relating to the business and affairs of the applicable Target Business Segment prior to such Closing or (iv) in connection with any claim for indemnity made under or pursuant to this Agreement, in each case, subject in the case of any Confidential Information of Parent or any of its Affiliates to Purchaser and its Representatives agreeing to maintain the confidentiality of such information; provided, however, that in no event shall Purchaser have access to any information the disclosure of which, based on advice of Parent’s counsel, or in Parent’s reasonable determination, would violate applicable Law or could destroy any legal privilege. All such information made available to Purchaser under this Section 5.5(c) shall be deemed Confidential Information and shall be subject to Section 5.6 (including Section 5.6(c)). In the event that disclosing information would violate any obligation of Parent or any of its Affiliates with respect to confidentiality, the Parties shall reasonably cooperate so the information might be made available in a redacted format. Parent agrees to (or to cause its Affiliates to) retain and preserve all books and records and all other documents that it and its Affiliates transfer to Purchaser pursuant to this Agreement in accordance with Parent’s internal document retention policies.
(d)    From the date hereof until the applicable Closing, Parent shall provide to Purchaser copies of all servicer and security holder reports required to be delivered by any Subject Company,

or any of its Affiliates, under each Securitization Transaction, within five Business Days following the date such report is required to be delivered under the applicable Securitization Instruments.
(e)    Within thirty (30) days of the date hereof, Parent shall make available to Purchaser complete copies of (i) all material Contracts related to Material Indebtedness, (ii) any Contract for employment of any individual or firm on a full-time, part-time or consulting or other basis providing annual compensation in excess of $300,000, to the extent such Contract is in the possession of Parent, (iii) a list of each Insurance Policy not set forth on Section 3.17 of Parent’s Disclosure Letter and (iv) a list of all Scheduled Intellectual Property not listed on Section 3.14(a) of Parent’s Disclosure Letter.
Section 5.6    Confidentiality.
(a)    The first (other than the first two sentences thereof), third, fourth and fifth paragraphs of the Confidentiality Agreement shall cease to have any force or effect as of the Final Closing. Paragraph six of the Confidentiality Agreement is hereby amended as of the Final Closing to extend the term thereof until the third anniversary of the Final Closing and to apply only to employees of Parent and its Affiliates (other than the Target Companies).
(b)    Subject to Section 5.6(c) and Section 5.7, from and after the Final Closing, (i) each Party that receives or obtains Confidential Information, or whose Affiliates receive or obtain Confidential Information (collectively, the “Receiving Party”), from the other Party or any of its Affiliates (collectively, the “Disclosing Party”) as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) shall treat, and shall cause its Representatives to treat, such Confidential Information as confidential and shall not disclose or use any such Confidential Information except as provided herein.
(c)    Section 5.6(b) shall not prohibit disclosure or use of any Confidential Information if and to the extent: (i) the disclosure or use is required by Law, any Government Authority or any recognized stock exchange on which the Equity Interests of the Receiving Party or its Affiliates are listed (provided that, to the extent permitted by applicable Law, prior to such disclosure or use the Receiving Party shall (A) promptly notify the Disclosing Party of such requirement and provide the Disclosing Party with a list of Confidential Information to be disclosed and (B) reasonably cooperate (at the Disclosing Party’s cost) in obtaining a protective order covering, or confidential treatment for, such Confidential Information), (ii) the disclosure is to any Government Authority having jurisdiction over the Receiving Party or any of its Affiliates in connection with ordinary course discussions with, and examinations by, such Government Authority; (iii) disclosed to any Government Authority with jurisdiction over the Receiving Party or its Affiliates (provided that, to the extent permitted by applicable Law, prior to such disclosure the Receiving Party shall (A) promptly notify the Disclosing Party of such requirement and provide the Disclosing Party with a list of Confidential Information to be disclosed and (B) reasonably cooperate (at the Disclosing Party’s sole cost) in obtaining a protective order covering, or confidential treatment for, such Confidential Information), (iv) the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made in connection with the Tax affairs of the Disclosing Party, (v) the disclosure is made to the Receiving Party’s Representatives on a need-

to-know basis (with the understanding that the Receiving Party shall be responsible for any breach by its Representatives of this Section 5.6), (vi) the Confidential Information is or becomes generally available to the public (other than as a result of a disclosure, directly or indirectly, in contravention of this Section 5.6 or the Confidentiality Agreement by the Receiving Party or its Representatives), (vii) the Confidential Information is already in the Receiving Party’s possession (provided that such Confidential Information is not known by the Receiving Party to be subject to another confidentiality obligation to the Disclosing Party), (viii) the Confidential Information is or becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party (provided that such sources are not known by the Receiving Party to be subject to another confidentiality obligation to the Disclosing Party), (ix) in the case of disclosure or use by Purchaser and its Affiliates, the Confidential Information relates exclusively to the Target Companies and is independently developed after the Final Closing, or (x) the disclosure or use of such Confidential Information is made with the Disclosing Party’s prior written approval.
Section 5.7    Announcements. Neither Party shall, and they shall cause their respective Affiliates not to, issue any press release or make any written public announcement relating to the subject matter of this Agreement until the Final Closing without the prior review and written approval of the other Party (which approval shall not be unreasonably withheld, conditioned or delayed); provided, however, the foregoing shall not prohibit such disclosure if required by Law, any Government Authority or any recognized stock exchange on which the Equity Interests of either Party or any of their respective Affiliates are listed (in which case the applicable Party will use its reasonable best efforts to consult with the other Party before making the disclosure and to allow such other Party to review the text of the disclosure before it is made).
Section 5.8    Insurance.
(a)    With respect to each Target Business Segment, Parent shall (i) keep, or cause to be kept, all Insurance Policies or suitable replacements therefor (with terms, conditions, retentions and limits of liability that are substantially similar in all material respects to the existing policies or otherwise consistent with the market practice of businesses of a similar size and type), in full force and effect through the close of business on the Closing Date relating to such Target Business Segment, and (ii) use commercially reasonable efforts to protect the rights of the insured Persons under such insurance policies or replacements in all material respects, including by causing said insured Persons to (A) pay or otherwise satisfy or have satisfied any unpaid premiums when due with respect to any period ending at or prior to the Closing relating to such Target Business Segment, (B) provide any reasonably required notices (including renewal notices or, if applicable, other documentation reasonably required to continue in full force and effect the Insurance Policies) to the issuers thereof, and (C) act reasonably in respect of any decision whether to submit and pursue Target Company claims on a timely basis under the Insurance Policies, and (iii) notify Purchaser of any Target Company claims made pursuant to such insurance policies on or after the date hereof, in excess of $500,000 in respect of any individual claim.
(b)    Purchaser and its Affiliates (which, as of and after any Closing, shall include the Subject Companies) will not have access to, and shall not be permitted to make any claims under, any of Parent’s or any of its Affiliate’s insurance policies and programs with respect to any events or circumstances, including events or circumstances relating to a Subject Company that occurred or existed prior to the Closing relating to such Subject Company; provided that nothing in this Section 5.8 shall preclude Purchaser Indemnified Persons from making any claim for indemnification pursuant to Article VIII; provided, further, however, that Parent (i) shall use commercially reasonable efforts to pursue and collect claims arising prior to the applicable Closing for coverage for Losses involving the assets, properties and liabilities of the Subject Companies or the operation (or interruption) of business conducted by the Subject Companies, if and to the extent Parent would pursue such claims pursuant to its internal policies and procedures had such Closing not occurred, (ii) shall keep Purchaser reasonably apprised of developments concerning such claims, and (iii) shall promptly pay any amounts collected in respect of any such claim, net of any external expenses incurred by Parent in connection with its actions pursuant to this proviso, after the applicable Closing Date to Purchaser for the benefit of the Subject Companies.
(c)    Parent shall obtain and prepay an extended reporting period of six years under each of the D&O Insurance Policies (the “Run-Off Insurance”); Parent shall use commercially reasonable efforts to obtain such Run-Off Insurance prior to the First Closing, and in the event Parent is unable to acquire Run-Off Insurance prior to the First Closing, Parent shall obtain it as promptly as practicable thereafter, and such Run-Off Insurance shall have a commencement date of the First Closing Date. Such Run-Off Insurance shall be obtained on terms and conditions substantially similar to the terms and conditions in the current D&O Insurance Policies.
Section 5.9    Interest in Intellectual Property.
(a)    Except as specifically provided in this Section 5.9 or the Transitional Trademark License Agreement, Purchaser acknowledges and agrees that none of Purchaser or its Affiliates (including, after any Closing, the Subject Companies transferred at such Closing) is purchasing, acquiring, receiving a license to or otherwise obtaining any right, title or interest in, to or under any Intellectual Property owned or licensed by Parent or any of its Affiliates (other than the Target Companies to the extent they are purchased and sold hereunder), including the Parent Trademarks.
(b)    Except as expressly permitted in the Transitional Trademark License Agreement, (i) Purchaser shall, and shall cause its Affiliates (which, as of and after any Closing, shall include the Target Business Segment transferred at such Closing) to, cease and discontinue all uses of the Parent Trademarks, and (ii) Parent shall, and shall cause its Affiliates to, cease and discontinue all uses of the Company Trademarks. Purchaser, for itself and its Affiliates (which, as of and after any Closing, shall include the Subject Companies transferred at such Closing), agrees that the rights of the Target Companies to the Parent Trademarks pursuant to the terms of any trademark agreements between Parent and its Affiliates, on the one hand, and such Target Companies, on the other hand, shall terminate as of the Closing relating to such Target Company and be replaced by such rights as are provided by the Transitional Trademark License Agreement. Parent, for itself and its Affiliates, agrees that any of their respective rights to the Company Trademarks pursuant to the terms of any trademark agreements between Parent and its Affiliates, on the one hand, and any Target Company, on the other hand, shall terminate as of the Closing relating to such Target Company and be replaced by such rights as are provided by the Transitional Trademark License Agreement.

(c)    Purchaser hereby irrevocably and unconditionally covenants, and will cause its Affiliates (which, as of and after any Closing, shall include the Subject Companies transferred at such Closing) and its and their respective successors and assigns to covenant, not to, after any Closing, assert, initiate, file, or otherwise commence anywhere in the world any Action, or participate in or provide support for any such Action, against Parent or its Affiliates, or their respective successors or assigns or their respective officers, directors, employees, agents, direct or indirect customers, users, licensees, direct or indirect suppliers, service providers, distributors, resellers or contractors for infringement, misappropriation, or other violation of any patents, copyrights or trade secrets (in each case, other than with respect to software) owned by any of the Subject Companies transferred at such Closing and used in the ordinary course of business at that time by Parent or its Affiliates other than the Target Companies.
(d)    Parent and other Sellers each hereby grant to Purchaser and its Affiliates (including the Target Companies) a worldwide, perpetual and irrevocable license under their respective owned Intellectual Property that is in existence and used in each Target Business Segment on each Closing Date (other than Trademarks), for use in the Target Business solely in the manner used in the Target Business as of the applicable Closing Date, it being understood that with respect to any Intellectual Property associated with any website, website content, marketing collateral or any similar materials in Mexico, such materials may be used in their current form as permitted under the Transitional Trademark License Agreement for Mexico.
(e)    Prior to the first Closing, Parent shall, and shall cause its Affiliates to, use commercially reasonable efforts to ensure that: (i) all Scheduled Intellectual Property is properly filed in the current name of one of the Target Companies in the applicable jurisdiction; (ii) sole and exclusive title to all software (x) owned by Parent or its Subsidiaries and used exclusively by or for the Target Companies and/or (y) identified as having ownership by “GMAC” under the “IP Ownership” column in Section 5.9(e) of the Parent Disclosure Letter, is transferred to a Target Company; (iii) all ownership interest Parent and any applicable Affiliate has in the software identified under the heading “HP Software” of Section 5.9(e) of the Parent Disclosure Letter is transferred to a Target Company; (iv) all licenses to software (x) used by or for the Target Companies and not used by Parent itself or for its other Subsidiaries or (y) identified as “Licensed” under the “IP Ownership” column in Section 5.9(e) of the Parent Disclosure Letter, are transferred to a Target Company, subject to any transfer or assignment restrictions set forth in such licenses; and (v) it works with Purchaser in good faith to determine if any Trademarks owned by Parent or its Affiliates and used exclusively by the Target Companies other than the Scheduled Intellectual Property, the Parent In-Process Marks and the Company In-Process Marks should be transferred to a Target Company; with the Parties in each case to equally share all costs related thereto (collectively, the “Title Corrections”); with the Parties in each case to equally share all costs related thereto, except for fees associated with any consent obtained under (vi) above which shall be borne solely by Purchaser. If, as of any Closing, any Title Correction has not been completed that is applicable to the Target Companies involved in such Closing, Purchaser shall take all actions necessary to complete such Title Correction after such Closing. After such Closing, Parent shall cooperate in good faith with Purchaser in effectuating Title Corrections, including, but not limited to, the timely execution and delivery of necessary documentation to Purchaser.

(f)    Within 14 days after the date hereof, Parent shall deliver to Purchaser a list of known deviations from the Ally Global Information Security Policy and any associated mitigating measures taken.
(g)    Within 30 days after the date hereof, Parent shall deliver to Purchaser a list of all registered Internet domain names owned by the Target Companies or owned by Parent or its Affiliates and used by the Target Companies. For such domain names that contain a Target Company Trademark but not a Parent Trademark, Parent shall transfer ownership to a Target Company to the extent not already owned by a Target Company; for such domain names that contain a Parent Trademark but not a Target Company Trademark, Target Company shall transfer ownership to the Parent or its Affiliates to the extent not currently owned by the Parent or its Affiliates and Parent or its Affiliates shall license such domain names to the relevant Target Company(ies) pursuant to the relevant Transitional Trademark License Agreement (by adding it to the list of Licensed Trademarks). For all other such domain names, the parties shall negotiate in good faith on ownership and usage rights thereto, provided that neither party shall be forced to abandon use of a domain name without a reasonable transitional period. For purposes of this provision, the terms “Target Company Trademark” and “Parent Trademark” shall include misspellings thereof.
Section 5.10    Cooperation Regarding Transition Arrangements.
(b)    Subject to applicable Law, with respect to each Subject Company, between the date of this Agreement and the earlier of the Closing for such Subject Company and the termination of this Agreement, each Party shall reasonably cooperate with the other Party to assist each other in planning and implementing necessary and appropriate policies, procedures and other arrangements in connection with the transition of ownership of such Subject Company, including the services to be provided pursuant to the Transition Services Agreement. As necessary in connection therewith, each Party shall designate certain of their respective employees as “Transition Coordinators” to coordinate planning and implementation contemplated by this Section 5.10(a).
(c)    The Parties shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to obtain any consents and approvals and make any other notifications that may be required in connection with the provision of services and access to certain facilities following any Closing pursuant to the Transition Services Agreement. The Parties agree that any costs and expenses payable to third parties (other than the respective Representatives of each of the Parties) in connection with the procurement of any such consents or waivers of third parties necessary or advisable for the provision of such services and access to such facilities shall be borne by the Party who (or whose Affiliates) will receive such services or access pursuant to the Transition Services Agreement. If the Parties are unable to obtain any such consent or approval prior to the applicable Closing, the Parties shall use reasonable best efforts to obtain, as of such Closing, a commercially reasonable alternative to such services and access to the facilities and the costs and expenses payable to obtain such alternative (but not the costs and expenses for the ongoing receipt of such alternative services and access to the facilities) shall be borne by the Party who (or whose Affiliates) will receive such services or access pursuant to the Transition Services Agreement.

Section 5.11    Employee Matters.
(c)    Effective as of and from the applicable Closing, each Continuing Employee (as defined below) as of immediately prior to the applicable Closing shall continue in employment as of the applicable Closing Date with the applicable Target Company. To the extent that the Purchaser and any of its Affiliates requires the services of any Key Person prior to the applicable Closing Date on which such Key Person becomes either a Transferred Employee or a Continuing Employee, the parties agree to enter into a transition services agreement covering the provision of such services having terms substantially similar to those contained in the Global Services Agreement between the parties as of the date hereof; and to the extent that the Purchaser and its Affiliates require the services of any employees or consultants of a Target Company other than a Key Person prior to the applicable Closing Date, the parties agree to mutually and reasonably agree on such other employees or consultants selected to provide services pursuant to such transition services agreement. For a period of one year following the applicable Closing Date, neither the Purchaser nor any of its Affiliates shall transfer the employment of any employee employed by a Target Company located in France immediately prior to the applicable Closing Date to a different entity to the extent that such transfer could create Liability for Parent or any of its Affiliates. For the avoidance of doubt, any reference under this Section 5.11 and Section 5.11(a) of Parent’s Disclosure Letter to the “applicable Closing” or “applicable Closing Date” in respect of any Business Employee providing services to GMAC-SAIC Automotive Finance Company Limited shall be the Completion Date (as defined in the Share Transfer Agreement, dated as of the date hereof, between Parent and Purchaser with respect to the sale and transfer of Parent’s 40% equity interest in GMAC-SAIC).
(d)    By the later of 60 days following the date hereof or the 21st day before the Effective Hire Date, Purchaser shall or shall cause an Affiliate thereof to make an offer of employment in writing to each Business Employee set forth on Section 5.11(a) of Parent’s Disclosure Letter; provided that such Business Employee is still employed by Parent or an Affiliate thereof as of such date, and, provided further, that Parent and its Affiliates have complied with all of its obligations under the terms of this Agreement in respect of the Business Employees as of the date of such offer of employment. The Purchaser shall provide a draft of its form of employment offer to Parent for review over a reasonable period of time and shall reasonably consider in good faith any comments provided by Parent prior to delivery of any written employment offer to any Business Employee. Each such offer of employment shall be in compliance with applicable Law, with such employment to take effect under the terms stated herein upon the applicable Business Employee’s Effective Hire Date. Subject to the requirements of applicable Law, each such offer to a Business Employee shall be for employment (A) in a position comparable to such Business Employee’s position as of the time such offer is made, (B) with base compensation and target incentive compensation opportunities substantially comparable to the aggregate amount of such Business Employee’s base compensation and target incentive compensation opportunities (including the value of equity compensation opportunities, it being understood that such portion of the Business Employee’s compensation does not need to be in the form of equity based compensation but excluding change in control or retention bonuses) immediately preceding the Effective Hire Date; provided, however, that with respect to cash annual incentive compensation opportunities, the relevant comparison shall be to the amount of such cash annual incentive compensation opportunities as in effect as of the date hereof, (C) at a work location within 35 miles of such Business Employee’s current work location and (D) with employee welfare and retirement benefits that are substantially comparable in the aggregate to the welfare and retirement benefits provided to such Business Employee in the aggregate immediately preceding the Effective Hire Date (collectively, the “Initial Terms and Conditions of Employment”). Business Employees who commence employment with Purchaser or its Affiliates shall be referred to herein as “Transferred Employees.” Transferred Employees shall be provided with the Initial Terms and Conditions of Employment during their employment through the first anniversary of the applicable Effective Hire Date. Parent shall provide Purchaser with information that Purchaser reasonably requests to comply with Purchaser’s obligations under this Section 5.11(b), including with respect to each Business Employee, to update his or her current base compensation, date of hire, position and work location, and to provide correct summaries of all benefit and compensation plans, contracts, policies, agreements or arrangements in which Business Employees participate. Purchaser shall provide Parent with information that Parent reasonably requests (A) to verify that such offers of employment are in compliance with this Section 5.11(a) and (B) regarding Business Employees’ acceptances and rejections of such offers of employment. Business Employees’ commencement of employment with Purchaser shall not be conditioned upon such employees satisfactorily completing a background investigation, drug test or other employment screening process except to the extent that any such process is required as a matter of such employees’ professional certification or qualification or Purchaser’s and any of its Affiliates’ obtaining or maintaining a license, permit or authorization to conduct business, if any, and shall not include a probationary period. Purchaser and its Affiliates shall be responsible to provide each Business Employee who does not receive an employment offer that complies with this Section 5.11(b) or is terminated by Purchaser and its Affiliates within one year following the Effective Hire Date with severance payments and benefits that are on substantially similar terms and in the same amount as the severance payments and benefits that would have been provided by Parent and its Affiliates to such Business Employee, had such termination occurred immediately prior to the Effective Hire Date, under the terms of the written severance benefit plan or arrangement applicable to each such Business Employee (a correct copy of which has been made available to Purchaser). Effective as of the Effective Hire Date, the Transferred Employees shall cease to actively participate in and to accrue benefits under the employee benefit plans and programs of Parent and its Affiliates. The “Effective Hire Date” shall mean, with respect to each Business Employee, the date set forth for each such Business Employee in Section 5.11(a) of Parent’s Disclosure Letter.
(e)    Purchaser shall, or shall cause its Affiliates to treat each non-union employee of a Target Company who continues in employment with the Target Companies as of or after the applicable Closing Date as a “Continuing Employee”. Subject to compliance with applicable Law, Continuing Employees, during their employment with the Purchaser or any Affiliate thereof after the applicable Closing Date shall receive during the one-year period commencing on the applicable Closing Date or such longer period as required by applicable Law, (i) base compensation and target-incentive compensation opportunities that, in the aggregate, are substantially comparable to the aggregate amount of base compensation and target incentive compensation opportunities (including the value of equity compensation opportunities, it being understood that such portion of the Continuing Employee’s compensation does not need to be in the form of equity based compensation but excluding change in control, retention or similar compensation) as in effect for each such Continuing Employee as of immediately prior to the applicable Closing, provided, however, that with respect to cash annual incentive compensation opportunities, the relevant comparison shall be to the amount of such cash annual incentive compensation opportunities as in effect as of the date hereof, (ii) employee welfare and retirement benefits, that, in the aggregate, are substantially comparable to those in effect for each such Continuing Employee immediately before the applicable Closing, and (iii) severance benefits that are on substantially similar terms to and in the same amount as severance benefits provided by the applicable Target Companies to each such Continuing Employee immediately prior to the applicable Closing under the terms of the applicable, written severance benefit plan or arrangement (a complete copy of which has been made available to Purchaser) or as required under applicable Law; provided, however, that the foregoing shall not apply to any employee of any Target Company who is a member of a union (regardless of whether they are covered by a collective bargaining agreement or a labor agreement), and the parties intend that, following the applicable Closing, such union employees shall continue to be provided with compensation and employee benefits consistent with the terms of the applicable collective bargaining agreement or applicable labor agreement, each such union employee’s employment contract (if applicable), and applicable Law.
(f)    For purposes of vesting, benefit accrual, vacation and sick time credit and eligibility to participate under the Purchaser Benefit Plans, each Transferred Employee and Continuing Employee shall be credited with his or her years of service with the Parent, Target Companies and any Affiliates thereof, and their respective predecessors before the applicable Closing, to the same extent as such Transferred Employee or Continuing Employee was entitled, before the applicable Closing, to credit for such service under any similar Target Company Benefit Plan or similar benefit plan of Parent in which such Transferred Employee or Continuing Employee participated or was eligible to participate immediately prior to the applicable Closing; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, Purchaser shall cause or shall cause its applicable Affiliates (other than Purchaser Topco, General Motors Holdings LLC or General Motors LLC) to cause (i) each Transferred Employee and Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all benefit and compensation plans, contracts, policies and arrangements of Purchaser or its applicable Affiliates (the “Purchaser Benefit Plans”) to the extent coverage under any such Purchaser Benefit Plan is replacing comparable coverage under a Target Company Benefit Plan or similar benefit plan of Parent or its Affiliates in which such Transferred Employee or Continuing Employee participated immediately before the Closing (such plans, collectively, the “Old Plans”), and (ii) for purposes of each Purchaser Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Transferred Employee or Continuing Employee, any evidence of insurability requirements, all pre-existing condition exclusions and actively-at-work requirements of such Purchaser Benefit Plan to be waived for such Transferred Employee or Continuing Employee and his or her covered dependents. Parent shall cause any eligible expenses incurred by any Transferred Employee or Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Transferred Employee or Continuing Employee’s participation in the corresponding Purchaser Benefit Plan begins to be taken into account under such Purchaser Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Transferred Employee or Continuing Employee and his or her covered dependents for the applicable plan year. For the avoidance of doubt, no Business Employee, Continuing Employee or any other Target Company employee shall have the right to participate in or to any new benefit accrual in any benefit and compensation plan, contract, policy or arrangement sponsored or maintained by Purchaser Topco, General Motors Holdings LLC, or General Motors LLC; however, each Continuing Employee or Transferred Employee who was a participant in the General Motors Retirement Program for Salaried Employees (“SRP”) at the time of terminating employment with General Motors Corporation or any of its Affiliates in connection with the divestiture of GMAC LLC and its subsidiaries and was granted the right to continue to accrue vesting and eligibility service under the SRP pursuant to the terms of the Revised Memorandum of Understanding between General Motors Corporation and GMAC LLC, dated as of November 29, 2006 (“SRP MOU”), shall continue to be eligible to accrue such vesting and eligibility service credits on the same basis as prior to his or her Effective Hire Date or the applicable Closing Date with respect to his or her employment with Purchaser and its Affiliates (including the Target Companies) to determine vesting and retirement eligibility with respect to the SRP pursuant to the terms of the SRP and the relevant provision of the SRP MOU, as set forth in Section 5.11(d) of Parent’s Disclosure Letter. For the avoidance of doubt, nothing herein shall restrict Purchaser and its Affiliates (including the Target Companies) from, at any time, amending, modifying or terminating, as applicable, the SRP, any Purchaser Benefit Plan, any Old Plan, any Target Company Benefit Plan or any other plan sponsored or maintained by Purchaser or its Affiliates (including the Target Companies).
(g)    Parent and its Affiliates shall, or shall cause the applicable Target Company to pay any amounts that are payable in respect of the Retention Agreements with Target Company employees set forth on Section 5.11(e) of the Parent’s Disclosure Letter (the “Retention Agreements”), as earned in respect of the applicable Continuing Employee’s employment with Parent and its Affiliates on or prior to, and in no event later than as soon as commercially practicable following, the applicable Closing Date. Parent and its Affiliates shall be solely responsible for the payment of any and all retention, change in control or other similar compensation or benefit payments which are or may become payable to any Transferred Employee with the consummation of the transactions contemplated hereby or under Parent Benefit Plans, in each case in accordance with and subject to the terms of the relevant plan, agreement or program, as applicable.
(h)    Parent and its Affiliates shall pay any and all compensation payable to any current or former employee, director or individual independent contractor or individual consultant of any Target Company under the Parent Benefit Plans, including under the Ally Financial, Inc. Long-Term Equity Compensation Incentive Plan and the Ally Financial, Inc. Annual Incentive Plans, in accordance with and subject to the terms of any such plans or arrangements, except to the extent that such payments are accrued on the audited combined balance sheet of the Target Companies for purposes of the Final Closing Statement. With respect to 2013 bonuses for Transferred Employees, Parent and its applicable Affiliates shall accrue for such bonuses for each Transferred Employee for each month from the beginning of the 2013 calendar year through the Effective Hire Date the monthly pro rata amount of such Transferred Employee’s actual 2012 bonus amount, subject to adjustments for reasons that are consistent with past practice, and shall pay a cash amount to Purchaser and its Affiliates equal to the aggregate amount of such accrual for each Transferred Employee promptly following such Effective Hire Date, and the Purchaser shall, or shall cause its Affiliates to, pay each such Transferred Employee a cash incentive bonus in respect of 2013 at least equal to the amount of the aggregate amount of bonus accrual paid by Parent and its Affiliates to Purchaser and its Affiliates in respect of such Transferred Employee.
(i)    For the avoidance of doubt, except to the extent that such payments are accrued on the audited combined balance sheet of the Target Companies for purposes of the Final Closing Statement, Parent and its Affiliates (other than the Target Companies) shall reimburse Purchaser and its Affiliates to the extent that Purchaser and its Affiliates (including the Target Companies) pay any incentive compensation, retention, change in control or other similar compensation or benefit payments relating to any periods prior to the applicable Closing Date (for the avoidance of doubt, including without limitation under the Ally Financial, Inc. Long-Term Equity Compensation Incentive Plan, the Ally Financial, Inc. Annual Incentive Plans, and pursuant to the Retention Agreements) to any current or former employee, director or individual independent contractor or individual consultant of any Target Company or any Business Employee.
(j)    To avoid doubt, effective as of the applicable Closing, Purchaser and its Affiliates shall assume or, as applicable, continue to maintain, the applicable Pension Plan(s) listed in Section 5.11(h) of Parent’s Disclosure Letter (each, a “Pension Plan” and collectively, the “Pension Plans”) and shall be solely responsible for all Liabilities with respect to such Pension Plans and shall hold harmless Parent and its Affiliates in respect of such Pension Plans.
(k)    Purchaser and Parent each shall, and shall each cause its respective Affiliates to, timely comply with all applicable labor or employment Laws of the applicable jurisdictions and any collective bargaining agreements or similar agreements applicable to the employees of the Target Companies to inform and/or consult with the relevant local unions and works councils, in each case in connection with the transactions contemplated hereby. Purchaser and Parent shall reasonably cooperate with each other with respect to the provision of information required or desirable to be provided to any unions or works councils in respect of the transactions contemplated hereby.
(l)    Purchaser and Parent acknowledge and agree that all provisions contained in this Section 5.11 are included for the sole benefit of Purchaser and Parent and nothing contained herein shall (i) be construed as an amendment to any employee benefit plan or program, (ii) create any third-party beneficiary or other rights in any other Person, including any employee or former employee of any of Purchaser, Parent, the Target Companies or any of their respective Affiliates, or any dependent or beneficiary thereof, or (iii) otherwise obligate Purchaser or Parent or any of their respective Affiliates to maintain any particular employee benefit plan or retain the employment of any particular employee following the applicable Closing Date.
Section 5.12    Termination of Certain Affiliate Arrangements; Replacement of Guarantees and Transferred Derivatives; Certain Releases.
(i)    Subject to applicable Law, on or prior to any Closing (i) all Related Party Contracts (other than (i) those set forth in Section 5.12(a) of Parent’s Disclosure Letter (subject to the conditions described therein) and (ii) all Intercompany Loans, which shall be treated as described in Section 5.17) shall be terminated as between Parent or any of its Affiliates (other than any Subject Company), on the one hand, and any of the Subject Companies, on the other hand, and all payables and receivables under any Related Party Contracts so terminated shall have been settled, and (ii) with respect to the Related Party Contracts terminated on or prior to such Closing Date pursuant to Section 5.12(a)(i), Parent shall deliver mutual releases executed by Parent or such Affiliates that are party to such Related Party Contracts, on the one hand, and such Subject Companies that are party to such Related Party Contracts, on the other hand, providing that no further payments are due, or may become due, under or in respect of such terminated Related Party Contracts, by either Parent or such Affiliates, on the one hand, and by such Subject Companies, on the other; provided that, while all amounts outstanding under such Related Party Contracts shall be paid in connection with such termination, in no event shall Parent or any of its Affiliates, or any Subject Company, pay any termination fee or other financial penalty in connection with any such termination or release.
(j)    Subject to applicable Law, at or prior to any Closing, Purchaser shall, with respect to the Subject Companies and any portion of the Target Business to be purchased and sold at such Closing, (i) arrange for substitute letters of credit, guarantees and other obligations or commitments to replace (A) any letters of credit, guarantees (including any guarantees in connection with any Securitization Transaction), surety bonds, performance bonds, capital maintenance agreements or commitments, and other contractual obligations or commitments entered into by or on behalf of Parent or any of its Affiliates (other than solely by any of the Subject Companies) in connection with the Subject Companies and their businesses (together, the “Parent Guarantees”) listed on Section 5.12(b)(i) of Parent’s Disclosure Letter outstanding as of the date hereof and (B) any Parent Guarantees entered into in the ordinary course of business, consistent with past practice and in compliance with the provisions hereof, on or after the date hereof and prior to such Closing, (ii) assume all obligations under each Parent Guarantee relating to such Subject Companies and their businesses, obtaining from the creditor or other counterparty a full release (in a form reasonably satisfactory to Parent) of all parties liable, directly or indirectly, for reimbursement to the creditor or counterparty, as the case may be, or fulfillment of other obligations to a counterparty in connection with amounts drawn under the Parent Guarantees or due under such Transferred Derivatives, or (iii) obtain from the creditor or other counterparty a waiver, release and discharge of any such Parent Guarantee (in a form reasonably satisfactory to Parent). Purchaser and its Affiliates shall make, or cause to be made, any required filings before any applicable Government Authority in connection with the foregoing. Purchaser further agrees that to the extent (1) the beneficiary or counterparty under any Parent Guarantee does not accept any such substitute letter of credit, guarantee or other obligation or commitment proffered by Purchaser, or (2) Purchaser is unable to obtain from the beneficiary or counterparty under any Parent Guarantee a full release (in a form reasonably satisfactory to Parent) as contemplated by Section 5.12(b)(ii) or Section 5.12(b)(iii), Purchaser shall indemnify, defend and hold harmless Parent and its Affiliates against, and reimburse Parent and its Affiliates for, any and all amounts paid, including costs or expenses in connection with such Parent Guarantees, including Parent’s and its Affiliates’ expenses in maintaining such Parent Guarantees, whether or not any such Parent Guarantee is drawn upon or required to be performed, and shall in any event promptly (and in any event within three Business Days) reimburse Parent and its Affiliates to the extent any Parent Guarantee is called upon, and

Parent or its Affiliates make any payment or are obligated to reimburse the party issuing the Parent Guarantee.
(k)    Subject to Section 5.12(a) and Section 5.20, and without prejudice to the Parties’ respective indemnification obligations under Article VIII, at or prior to any Closing, (i) the Subject Companies shall execute releases acquitting, releasing and discharging Parent and its Affiliates (other than such Subject Companies) from any and all Liabilities to such Subject Companies that exist as of such Closing Date or that arise in the future from events or occurrences taking place prior to or as of such Closing Date, other than in respect of the Contracts disclosed in Section 5.12(a)(i) of Parent’s Disclosure Letter, and (ii) Parent and its Affiliates (other than such Subject Companies) shall execute releases acquitting, releasing and discharging such Subject Companies from any and all Liabilities to Parent or any of its Affiliates (other than such Subject Companies) that exist as of such Closing Date or that arise in the future from events or occurrences taking place prior to or as of such Closing Date, other than in respect of the Contracts disclosed in Section 5.12(a)(i) of Parent’s Disclosure Letter.
Section 5.13    Notices and Consents.
(e)    Prior to each Closing, the Parties will take all commercially reasonable steps necessary, and proceed diligently and in good faith, as promptly as practicable, to cause the relevant Subject Companies to give such notices to third parties and obtain such third-party consents as Purchaser (acting reasonably) deems necessary or desirable in connection with the transactions contemplated by this Agreement; provided that Parent shall not be required to incur any out-of-pocket expenses or make any payment to any third party in connection with providing any such assistance, other than the payment of its attorneys’ fees and expenses. The Parties agree that, in the event that any such consent necessary or desirable to preserve for the Target Business or any of the Subject Companies any right or benefit under any Contract to which a Subject Company is a party is not obtained prior to the applicable Closing, Parent will, subsequent to such Closing, reasonably cooperate (for a period not to exceed six months from the Closing Date relating to such Subject Company) with Purchaser and the relevant Subject Company in attempting to obtain such consent as promptly thereafter as practicable; provided that Parent shall not be required to incur any out-of-pocket expenses or make any payment to any third party in connection with providing any such assistance.
(f)    Without limiting the generality of this Section 5.13, prior to the applicable Closing, Parent shall, and shall cause the relevant Subject Companies to use all commercially reasonable efforts necessary and proceed diligently and in good faith, as promptly as practicable, to obtain the third-party consents required under the outstanding indebtedness for borrowed money set forth on Section 5.13 of Parent’s Disclosure Letter and any Securitization Transaction.
Section 5.14    Financing.
(a)    Until the Final Closing, Parent shall use its reasonable efforts to provide, at Purchaser’s sole cost and expense, such reasonable cooperation and assistance as may be reasonably requested by Purchaser in connection with the preparation for and execution of any financing by Purchaser related to the transactions contemplated by this Agreement, including to

(i) cause appropriate officers and employees to be available at their offices and on reasonable notice to meet with ratings agencies, prospective lenders, underwriters and investors, as applicable, in presentations, meetings, road shows and due diligence sessions, (ii) provide reasonable assistance with the preparation of any ratings presentations, registration statements, prospectuses, offering memoranda or other disclosure materials in connection therewith, including the preparation of appropriate discussions of business, financial statements, pro-forma financial statements and management discussion for inclusion in any of the above, (iii) provide any reasonably expected sources for any such financing with reasonable access to the properties, books and records of the Target Companies (provided that they have entered into confidentiality arrangements that are reasonably satisfactory to Parent), and (iv) direct its independent accountants to provide reasonable assistance to Purchaser, including in connection with providing customary consents and comfort letters consistent with professional standards and industry practice; provided that (A) nothing in this Section 5.14 shall require any cooperation to the extent that it would unreasonably interfere with the business or operations of Parent or its Affiliates and (B) none of Parent or its Affiliates shall be required to pay any commitment or other similar fee for which it has not been advanced funds or incur any other liability or provide any covenant or undertaking in connection with any such financing. Purchaser shall promptly, upon request by Parent, reimburse Parent for all reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) incurred by Parent and its Affiliates in connection with the cooperation and assistance contemplated by this Section 5.14(a). Notwithstanding anything to the contrary contained in this Agreement, Parent shall not be deemed to be in breach of this Section 5.14(a) so long as Parent has acted in good faith to cooperate and assist Purchaser as set forth in this Section 5.14(a).
(b)    Until the Final Closing, in order to enable it or Purchaser to consummate the transactions contemplated by the Transaction Documents and perform its obligations thereunder, Purchaser Topco shall take all actions necessary to (i) ensure Purchaser has access to $4,000,000,000 in revolving credit facility capacity and (ii) provide financial support in the form of capital contributions to Purchaser to the extent necessary to achieve on a pro forma basis immediately following any Closing a ratio of Purchaser’s tangible equity to Purchaser’s assets of no less than 10% (it being understood that Purchaser Topco has no obligation to maintain thereafter such ratio).
(c)    Prior to the Closing in respect of the European Target Companies, Parent and Purchaser shall use their commercially reasonable efforts to take all actions necessary, including obtaining any regulatory or similar approvals or Permits, to substitute GMAC PEARL B.V. (or, subject to consultation with and consent of Purchaser, another Target Company) for GMAC IF with respect to any outstanding Intercompany Loan (subject to Section 5.17) or other Related Party Contracts between GMAC IF, on the one hand, and any Target Company, on the other hand, with respect to funding for such Target Company. Parent shall, and shall cause its Affiliates to, consult with Purchaser in advance of any such substitution; provided that this Section 5.14(c) shall not require Parent and its Affiliates to take any corporate action, to execute any document or other instrument, or to incur any Liability that would (A) be effective prior to the Closing in respect of the European Target Companies or (B) be a Liability of any Person other than a European Target Company (and, for the avoidance of doubt, in no event shall Parent or any of its Affiliates be required to enter into any Parent Guarantee in connection with this Section 5.14(c)). Purchaser shall consider in good faith any alternative proposal Parent may develop in respect of the treatment of the Intercompany Loans described in the previous sentence.
Section 5.15    Non-Compete; Non-Solicit.
(a)    With respect to each Target Business Segment, during the period beginning on the Closing Date relating to such Target Business Segment and ending on the third anniversary of such Closing Date (any such period, a “Non-Compete Term”), Parent and its Controlled Affiliates (the “Restricted Persons”) shall not, directly or indirectly, anywhere in each of the jurisdictions set forth on Section 5.15(a) of Parent’s Disclosure Letter in the subsection relating to such Target Business Segment (the “Restricted Territory”), originate or service consumer, wholesale or commercial motor vehicle loans and leases, or directly or indirectly own an interest in, manage, operate, finance or Control any Person that provides any such products or services in the Restricted Territory (collectively, the “Restricted Activity”).
(b)    Notwithstanding the foregoing, nothing in this Agreement shall prohibit or in any way limit:
(i)    any Person other than the Restricted Persons from conducting any Restricted Activity;
(ii)    any Restricted Person from performing any act or conducting any business expressly required by this Agreement or any other Transaction Document;
(iii)    any Restricted Person from acquiring, owning or holding up to 4.99% of the outstanding securities of an entity whose securities are listed and traded on a nationally recognized securities exchange or market, whether or not in the United States of America (provided that no Restricted Person may otherwise Control the business or affairs of such entity) or holding or exercising rights of ownership with respect to a security in a fiduciary, custodial or agency capacity or otherwise for the benefit of or on behalf of customers or other un-Affiliated beneficiaries;
(iv)    any Restricted Person from making passive investments for general insurance accounts or investment management activities in the ordinary course of its business;
(v)    the ownership of, any affiliation with, or the conduct of any other activity with respect to, a Person that conducts, either directly or indirectly, a Restricted Activity (any such Person, together with all of its Affiliates, a “Competing Person”) that is the result of (1) a merger, consolidation, share exchange, sale or purchase of assets, scheme of arrangement or similar business combination involving any Restricted Person with any Competing Person or (2) the acquisition of any Competing Person or any Equity Interests in any Competing Person by any Restricted Person, if, in the case of either (1) or (2):
(A)    no more than 20% of such Competing Person’s total consolidated revenues in its most recent fiscal year (excluding any revenues of any Restricted Person) in each Restricted Region in which it operated in the calendar year prior to such ownership or affiliation change from activities that constitute Restricted Activities; and
(B)    such Competing Person did not generate total consolidated revenues in its most recent fiscal year (excluding any revenues of such Restricted Person) in any Specified Jurisdiction in which it operated in the calendar year prior to such ownership or affiliation change from activities that constitute Restricted Activities in an amount that would exceed the applicable Specified Jurisdiction Cap;
(vi)    any Restricted Person from acquiring a Competing Person or more than 4.99% of the outstanding Equity Interests in any Competing Person that generated total consolidated revenues in its most recently completed fiscal year prior to such acquisition from activities that constitute Restricted Activities in excess of the thresholds set forth in Section 5.15(b)(v); provided, however, that such Restricted Person shall use its reasonable best efforts to (i) divest, within one year of its acquisition a sufficient portion of such Competing Person necessary to satisfy such thresholds and (ii) after such divestiture has occurred, not exceed such thresholds for the duration of the remaining Non-Compete Term.
(vii)     (A) any Person not Affiliated with Parent that acquires Parent or any of its Affiliates or their respective successors or substantially all of their respective assets or business, or any of such Person’s Affiliates or (B) any Person resulting from any merger, consolidation, share exchange, sale or purchase of assets, scheme of arrangement or similar business combination (a “Business Combination”) of Parent or any of its successors with or into any other Person not Affiliated with Parent, or any of such Person’s Affiliates, if (1) the directors of Parent immediately prior to such transaction do not serve as a majority of the directors of the surviving Person or direct or indirect parent of the surviving Person following such Business Combination, and (2) the equity holders of Parent or any successor immediately before such Business Combination own, immediately following such transaction no more than 50% of the outstanding capital stock of the surviving Person or the direct or indirect parent of the surviving Person;
(viii)    any Restricted Person from foreclosing on collateral of or acquiring any of the outstanding Equity Interests in any Person that has outstanding indebtedness to any Restricted Person, or engaging in any activities otherwise prohibited by this Section 5.15 in connection with any such Person as a result of the acquisition of such Equity Interests, in connection with a debt previously contracted in a distressed or troubled situation;
(ix)    any Restricted Person from continuing any businesses or operations in wind-down or liquidation that are not being acquired by Purchaser pursuant to this Agreement; provided, however, that such Restricted Person shall not conduct any Restricted Activity not already conducted prior to such Closing;
(x)    any Restricted Person from providing transition or separation services to any Person in connection with Parent’s publicly announced strategy to sell its Mexican insurance operations, its Canadian motor vehicle finance operations and deposit taking operations and the warranty insurance business conducted under the CarCare Plan brand;
(xi)    any Restricted Person from undertaking general advertising or marketing campaigns not targeting customers, clients or other third-party beneficiaries of the Target Companies; or
(xii)    any Restricted Person from owning and servicing the assets described in Section 5.21 of Parent’s Disclosure Letter.
(c)    Nothing in this Agreement shall require any Restricted Person to terminate any instruments or Contracts of or with any customers, clients or other third-party beneficiaries in effect as of the date hereof, or prohibit or otherwise limit any of them from performing their respective binding obligations in effect as of the Closing at which such instruments, Contracts or performance first become a Restricted Activity pursuant to this Section 5.15.
(d)    Notwithstanding anything to the contrary contained in this Agreement, the parties acknowledge and agree that (i) no current or future Affiliate of Parent (or any of such Affiliate’s direct or indirect Subsidiaries) shall be subject to any of the restrictions or requirements set forth in this Section 5.15 at any time following the date on which Parent, directly or indirectly, no longer Controls such Person; (ii) no current or future Affiliates of Parent (or any of such Affiliate’s direct or indirect Subsidiaries) shall be subject to any of the restrictions or requirements set forth in this Section 5.15 at any time for conducting a Restricted Activity outside of any Restricted Territory for the benefit of customers, clients or other third-party beneficiaries who also may reside or otherwise have a presence within a Restricted Territory; and (iii) neither GMAC-SAIC, nor any successor joint venture, shall constitute an “Affiliate” of Parent for purposes of this Section 5.15.
(e)    Parent acknowledges that the covenants in this Section 5.15 are necessary in order to induce Purchaser to enter into and consummate the transactions contemplated by this Agreement, are required by Purchaser in connection with the transactions contemplated by this Agreement, and that Purchaser would not enter into and consummate the transactions contemplated by this Agreement without the agreement of Parent to the covenants contained in this Section 5.15. In the event that any of the provisions of this Section 5.15 should ever be finally adjudicated to exceed the time, scope, geographic or other limitations permitted by applicable Law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the maximum time, scope, geographic or other limitations enforceable under applicable Law.
(f)    For three years following the date on which any of the following individuals become employees, directly or indirectly, of Purchaser and its Affiliates (including any Subject Companies) as a result of any Closing hereunder, the Restricted Persons shall not, directly or indirectly engage in any of the following activities:
(i)    with respect to any of the individuals set forth on Section 5.15(f)(i) of Parent’s Disclosure Letter (each, a “Key Person”), cause, solicit, induce or encourage any such individual to leave such employment or hire, employ or otherwise engage any such individual;

(ii)    with respect to any of the individuals set forth on Section 5.15(f)(ii) of Parent’s Disclosure Letter, cause, solicit, induce or encourage any such individual to leave such employment or hire, employ or otherwise engage any such individual; or
(iii)    with respect to any individual who was an employee at or above the management level set forth on Section 5.15(f)(iii) of Parent’s Disclosure Letter of the international operations of Parent immediately prior to the applicable Closing, cause, solicit, induce or encourage any such individual to leave such employment;
provided that nothing herein shall be construed to prevent or prohibit any Restricted Person (A) in the case of clauses (ii) and (iii) above, from hiring or soliciting for employment any individual (1) who has not been an employee of any Target Company or Purchaser for at least three months prior to any direct or indirect solicitation or encouragement from any Restricted Person (other than solicitations or encouragements not otherwise in violation of this Section 5.15(f)), or (2) was involuntarily terminated by Purchaser or the Subject Companies, as applicable and (B) from, in the case of clause (iii) only, hiring, and in the case of clauses (i) through (iii), soliciting for employment, any individual (1) through the use of, or who responds to, general mass solicitations for employment (including advertisements) or a third-party recruiter (in each case, not specifically directed toward employees of the Subject Companies), or (2) who contacts any Restricted Person on his or her own initiative without any prior direct or indirect solicitation or encouragement from any Restricted Person in violation of this Section 5.15(f).
Section 5.16    Other Transaction Documents. At each Closing, each Party shall, and shall cause its respective Affiliates to, execute each Transaction Document (other than this Agreement) to which it is contemplated to be a party and which is to be executed and delivered in connection with such Closing hereunder.
Section 5.17    Intercompany Loans.
(j)    At:
(iv)    the Closing relating to the Brazilian Target Companies, Purchaser shall repay, or cause each applicable Brazilian Target Company to repay, an amount equal to the then-outstanding principal amount and accrued but unpaid interest under each Intercompany Loan to which such Brazilian Target Company is a party in accordance with the terms and conditions of such Intercompany Loan;
(v)    the Closing relating to the MCC Target Companies, Purchaser shall repay, or cause each applicable MCC Target Company to repay, an amount equal to the then-outstanding principal amount and accrued but unpaid interest under each Intercompany Loan to which such MCC Target Company is a party in accordance with the terms and conditions of such Intercompany Loan; and
(vi)    the Closing relating to the European Target Companies, Purchaser shall repay, or cause each applicable European Target Company to repay, an amount equal to the then-

outstanding principal amount and accrued but unpaid interest under each Intercompany Loan to which such European Target Company is a party in accordance with the terms and conditions of such Intercompany Loan (each, a “European Intercompany Loan”); provided, however, that Purchaser may, by delivery of written notice to Parent at least 45 days prior to the estimated date of such Closing, defer the repayment of any then-outstanding principal amount of European Intercompany Loans up to $2,000,000,000 until the Final Closing if (i) the terms of such European Intercompany Loans are amended prior to such Closing to reflect terms substantially similar to those set forth in Schedule 5.17 and reflecting market conditions at the time of such Closing, and (ii) Parent and Purchaser are able to agree to definitive documentation relating to such amendment before the fifth Business Day prior to such Closing. Parent and Purchaser will use their commercially reasonable efforts to negotiate and agree upon such terms and definitive documentation as promptly as possible after the delivery of written notice to Parent of Purchaser’s election to defer repayment of such European Intercompany Loans pursuant to this paragraph (a)(iii).
(k)    Notwithstanding Section 5.17(a), Purchaser may, by delivery of written notice to Parent at least 45 days prior to the estimated date of the Final Closing, defer the repayment of any then-outstanding principal amount of European Intercompany Loans in excess of $2,000,000,000 until the first anniversary of the Final Closing if (i) the terms of such European Intercompany Loans are amended prior to the Final Closing to reflect terms substantially similar to those set forth in Schedule 5.17 and reflecting market conditions at the time of such Final Closing, and (ii) Parent and Purchaser are able to agree to definitive documentation relating to such amendment before the fifth Business Day prior to such Final Closing. Parent and Purchaser will use their commercially reasonable efforts to negotiate and agree upon such terms and definitive documentation as promptly as possible after the delivery of written notice to Parent of Purchaser’s election to defer repayment of such European Intercompany Loans pursuant to this paragraph (b).
(l)    In lieu of Purchaser paying or causing the repayment of European Intercompany Loans pursuant to this Section 5.17 at the Final Closing, Purchaser may, by delivery of written notice to Parent at least 45 days prior to the estimated date of the Final Closing, elect to purchase one or more European Intercompany Loans (in whole and not in part) from Parent or its Affiliates for a purchase price equal to the then-outstanding principal amount of such European Intercompany Loans plus all accrued but unpaid interest under such European Intercompany Loans and otherwise on such terms and conditions as Parent and Purchaser shall mutually agree (with each acting reasonably) no later than five Business Days prior to the Final Closing. The then-outstanding principal amount of any such European Intercompany Loans so purchased shall be counted in the calculation of amounts repaid for purposes of the $2,000,000,000 threshold referred to in Section 5.17(b).
(m)    At the Final Closing, Purchaser and Parent shall each execute or cause to be executed any instrument, in form reasonably satisfactory to each of Purchaser and Parent, reasonably requested by either such Party to facilitate the transactions contemplated by this Section 5.17.
Section 5.18    Further Assurances. The Parties agree that, from time to time, whether before, on or after any Closing Date, each of them shall execute and deliver such further instruments of conveyance and transfer and take such other action as may be reasonably requested by the other

Party to carry out the purposes and intents of this Agreement.
Section 5.19    Delivery of Audited Financial Statements. As soon as practicable, but in no event later than 10 Business Days before the first Closing, Parent shall deliver to Purchaser audited combined financial statements of the Target Companies as at December 31, 2010, 2011 and 2012 and related statements of income, stockholders’ equity and cash flows for fiscal years then ended of the Target Companies, prepared in accordance with GAAP to the extent required pursuant to Rule 3-05 of Regulation S-X, (the “Historical Financial Statements”) and such other financial statements as may be required in order for Purchaser to meet its regulatory external financial reporting obligations under United States securities Laws. All costs and expenses associated with the audit and preparation of the Historical Financial Statements, the audit report and any comfort letters in connection therewith, shall be borne equally by Parent, on the one hand, and Purchaser, on the other hand. Purchaser and its Affiliates shall cooperate with Parent and take all such actions as Parent or its auditor may reasonably request in connection with the preparation of the Historical Financial Statements.
Section 5.20    VAT Provisions.
(a)    With respect to any jurisdiction in which a Target Company is a member of a VAT group with a Seller or another Affiliate of Parent, at Purchaser’s request:
(iv)    Parent shall, and shall cause Sellers to, cooperate reasonably with Purchaser with respect to the preservation of such a VAT group, if possible; and
(v)        (A) Parent shall, on or before the applicable Closing, give notice to the relevant Taxing Authority (copying the notice to Purchaser) that the relevant Target Companies will cease to be under Parent’s control with effect from the applicable Closing and will use its best efforts to procure that the date on which each Target Company ceases to be a member of such Seller’s or Affiliate’s VAT group falls on the applicable Closing;
(A)    Parent (on behalf of the relevant Sellers) shall pay, or shall procure that there is paid, to each Target Company an amount equivalent to such proportion of any repayment of VAT or any amounts relating to VAT that it or an Affiliate of the Sellers received on behalf of the VAT group from any Taxing Authority or of any credit obtained by reference to an excess of deductible input tax over output tax which is attributable to supplies made or deemed to be made by the relevant Target Company while a member of such Seller’s or Affiliate’s VAT group to the extent that the repayment is received or credit obtained after the relevant Closing within ten (10) Business Days of Parent’s receipt on behalf of the VAT group; and
(B)    Parent (on behalf of the relevant Sellers) shall pay, or shall procure that there is paid, to the relevant Target Company an amount equal to any VAT on actual or deemed supplies, self-supplies, importations or acquisitions made for VAT purposes (after taking account of any deductible input tax attributable to such supplies, importations or acquisitions) by other members of the relevant Seller’s or Affiliate’s VAT group (not being any of the Target Companies or their subsidiaries), which the relevant Target Company is liable to account for, in addition to any costs and expenses incurred in investigating, assessing or contesting such liability, before Target Company ceased to be a member of the same VAT group as the non Target Company; provided that to the extent able to do so the Target Company provides to Parent a copy of the final and binding assessment notice letter (or similar communication) issued by the relevant Taxing Authority holding the Target Company accountable for such VAT. If such Target Company could not provide Parent a copy of a final and binding assessment notice letter, the amount of VAT that Parent shall pay shall be determined in Parent’s reasonable discretion.
(b)    Subject to Section 5.20(d), with respect to any jurisdiction in which a Target Company is a member of a VAT group with a Seller or another Affiliate of Parent, at Parent’s request:
(i)    Purchaser (on behalf of the relevant Purchasers) shall pay, or shall procure that there is paid, to a non Target Company an amount equivalent to such proportion of any repayment of VAT or any amounts relating to VAT received by the representative member from any Taxing Authority (calculated before any set-off asserted by the Taxing Authority against tax due in respect of a Target Company) or of any credit obtained by reference to an excess of deductible input tax over output tax which is attributable to supplies made or deemed to be made by the relevant non Target Company while a member of such Seller’s or Affiliate’s VAT group within ten (10) Business Days of receipt by the representative member; and
(ii)    Purchaser (on behalf of the relevant Purchasers) shall pay, or shall procure that there is paid, to each non Target Company an amount equal to any VAT on actual or deemed supplies, self-supplies, importations or acquisitions made for VAT purposes (after taking account of any deductible input tax attributable to such supplies, importations or acquisitions) by members of the relevant Seller’s or Affiliate’s VAT group (being Target Companies or their subsidiaries), which the non Target Company is liable to account for, in addition to any costs and expenses incurred in investigating, assessing or contesting such liability, before non Target Company ceased to be a member of Seller’s or Affiliate’s VAT group; provided that to the extent able to do so the non Target Company provides to Purchaser a copy of the final and binding assessment notice letter (or similar communication) issued by the relevant Taxing Authority holding the non Target Company accountable for such VAT. If such non Target Company could not provide Purchaser a copy of a final and binding assessment notice letter, the amount of VAT that Purchaser shall pay shall be determined in Purchaser’s reasonable discretion.
(c)    The deeming provisions of Section 43(1) of VATA (and any corresponding or similar provision of any non-U.K. Laws) will be disregarded in determining what supplies have been made or are deemed to have been made by or to any person.
(d)    Section 5.20(b) shall not require the Purchaser (or any Target Company) to make any payments to Parent or any other Seller (or any other party) in respect of repayments, refunds or payments to which Purchaser or any of its Affiliates is entitled pursuant to the 2006 Agreement.

(e)    Parent shall (or shall cause the applicable Seller to), prior to Closing, make all the necessary applications to Her Majesty’s Revenue & Customs (including (where appropriate) forms VAT1, VAT50 and VAT51) to ensure that GMAC Holdings UK Limited and GMAC UK Plc are members of the same UK VAT group.
(f)    On or immediately after the Closing Date, Parent shall submit to the Purchaser a list showing all assets of the German Target Companies for which (i) the potential input VAT adjustment periods have not already been expired as of the Closing Date and (ii) the relevant Target Company has claimed an input VAT deduction in an amount exceeding the equivalent to $10,000 on an individual asset basis.
Section 5.21    No Shop. During the period commencing on the date hereof and ending on the earlier of the termination of this Agreement pursuant to Section 9.1, and the Final Closing Date, Parent will not, directly or indirectly (i) knowingly solicit, initiate or encourage the submission of any proposal or offer from any Person (other than Purchaser and its Affiliates) relating to the acquisition of any Target Equity Interests or all or substantially all of the assets of any Target Company (including any acquisition structured as a merger, consolidation or share exchange), or (ii) knowingly assist, participate in or facilitate (including providing any confidential information for the purpose of encouraging), any effort or attempt by any Person (other than Purchaser and its Affiliates) to make any proposal or offer to effect any transaction referred to in clause (i) above.
Section 5.22    Powers of Attorney. Except as otherwise agreed by Parent and Purchaser, prior to any Closing Parent shall, or shall cause the applicable Subject Companies to, terminate any powers of attorney executed by or on behalf of any Subject Company except for those powers of attorney executed by or on behalf of any Transferred Employee, any Continuing Employee or any union employee of a Target Company who continues in employment with the Target Companies as of or after the applicable Closing Date.
Section 5.23    Derivative Treatment.
(f)    On or before December 31, 2012, Purchaser shall deliver written notice to Parent informing Parent which, if any, AIM Derivatives they select as Transferred Derivatives pursuant to clause (ii) of the definition thereof.
(g)    Prior to the First Closing, Purchaser shall use reasonable best efforts to enter into an ISDA Agreement with each counterparty to a Transferred Derivative in a form that shall permit the novation of the Transferred Derivatives, and Parent shall cause margin accounts with each such counterparty to be funded at each Closing in an amount sufficient to permit the novation of each Subject Transferred Derivative at each applicable Closing.
(h)    At or prior to each Closing, Purchaser shall use reasonable best efforts to obtain from the counterparty to each Subject Transferred Derivative a novation of such Subject Transferred Derivative in a form reasonably satisfactory to Parent; provided that if Purchaser is unable to obtain such a novation in a form reasonably satisfactory to Parent, then (i) Purchaser shall use its reasonable best efforts to enter into a back-to-back Derivative Transaction with the same terms as such Subject Transferred Derivative with a financial institution reasonably acceptable to Parent with whom Parent is a counterparty to an ISDA Agreement and who agrees to permit Parent to enter into a Derivative Transaction with equivalent offsetting terms to such Subject Transferred Derivative, and (ii) if Purchaser is unable to enter into the back-to-back Derivative Transaction contemplated by clause (i), Purchaser shall (which obligation may not be assigned pursuant to Section 10.2 or otherwise without the prior written consent of Parent) enter into a back-to-back Derivative Transaction with Parent (or its designated Affiliate) that provides Parent (or its Affiliate) with equivalent offsetting terms to such Subject Transferred Derivative; provided, further, that the sole amount payable in connection with any such novation or the entry into any of the foregoing transactions shall be the payment of the applicable Net Derivative Value.
(i)    At or prior to each Closing, Parent shall use reasonable best efforts to cause each Subject Rejected Derivative and each Corresponding Derivative to be terminated or to expire in accordance with its terms at or prior to the Closing Date applicable to the Target Company that is party to such Subject Rejected Derivative or Corresponding Derivative.
ARTICLE VI
CONDITIONS TO CLOSING
Section 6.1    Conditions to Each Party’s Obligations. The obligations of the Parties to effect any Closing relating to any Target Business Segment are subject to the satisfaction (or written waiver by each of Parent and Purchaser) on or prior to such Closing of each of the following conditions:
(a)    Government Approvals. All Required Governmental Approvals relating to the Subject Companies shall have been made or obtained, and any applicable waiting periods relating thereto shall have expired or been terminated early.
(b)    No Prohibition. There shall be no Law in effect enjoining or otherwise prohibiting such Closing and no pending lawsuits, actions or proceedings to enjoin or otherwise prohibit such Closing shall have been commenced by any Government Authority or other Person.
(c)    Restructuring. The Restructuring shall have been completed by Parent.
Section 6.2    Conditions to Obligations of Purchaser. The obligation of Purchaser to effect any Closing relating to any Target Business Segment is also subject to the satisfaction (or written waiver by Purchaser) on or prior to such Closing of the following conditions:
(e)    Representations and Warranties. Each of the representations and warranties of Parent contained in Article III that relate to such Target Business Segment shall be true and correct to the extent relating to such Target Business Segment as of the date hereof and as of the Closing Date relating to such Target Business Segment as though made at and as of such Closing Date, except (i) for such representations and warranties that are made only as of a specific date, which shall be true and correct as of such date, and (ii) where the failures of such representations and warranties to be true and correct have not had and would not have, (A) with respect to the accuracy of the representations and warranties at and as of the date hereof, a Company Material Adverse Effect, and (B) with respect to the accuracy of the representations and warranties at and as of such

Closing Date, a Closing Company Material Adverse Effect (disregarding for purposes of this clause (ii) any limitations as to materiality or Company Material Adverse Effect set forth in such representations and warranties); provided that (x) each reference to “Target Companies” in Article III shall be replaced with a reference to “Subject Companies” and (y) the Parent Fundamental Representations shall be true and correct with respect to such Target Business Segment in all material respects as written as of the date hereof and as of the Closing Date associated with such Target Business Segment, and (z) the representations and warranties contained in Section 3.5(b) shall be true and correct in all respects (replacing the reference to “Company Material Adverse Effect” in Section 3.5(b) with “Closing Company Material Adverse Effect” for purposes of this clause (z)).
(f)    Covenants. The covenants, obligations and agreements of Parent set forth in this Agreement to be performed at or prior to such Closing shall have been duly performed in all material respects to the extent they relate to such Target Business Segment.
(g)    Officer’s Certificate. There shall have been delivered to Purchaser a certificate, dated as of such Closing Date and signed by a duly authorized officer of Parent, certifying the satisfaction of the conditions in Section 6.2(a) and Section 6.2(b).
(h)    Brazilian Withholding Taxes Calculations. Solely with respect to the Closing associated with the Brazil Target Companies, Parent shall have delivered to Purchaser a certificate that sets forth the calculation of the capital gain or loss with respect to the Target Companies listed in Schedule 6.2(d) and the amount of the Brazilian capital gain tax due.
(i)    Audited Financial Statements. Solely in connection with the first Closing hereunder, the Historical Financial Statements shall have been delivered to Purchaser pursuant to Section 5.19.
(j)    Closing Deliverables. There shall have been delivered to Purchaser the items specified in Section 2.6(b) and, to the extent applicable, Section 2.6(c).
Section 6.3    Conditions to Obligations of Parent. The obligation of Parent to effect the Closing relating to any Target Business Segment is also subject to the satisfaction (or written waiver by Parent) on or prior to such Closing of the following conditions:
(a)    Representations and Warranties. Each of the representations and warranties of Purchaser contained in Article IV shall be true and correct as of the date hereof and as of the Closing Date associated with such Target Business Segment as though made at and as of such Closing Date except (i) for such representations and warranties that are made only as of a specific date, which shall be true and correct as of such date, and (ii) where the failures of such representations and warranties to be true and correct have not had and would not have, with respect to the accuracy of the representations and warranties at and as of the date hereof, a Purchaser Material Adverse Effect, and with respect to the accuracy of the representations and warranties at and as of the applicable Closing Date, a Closing Purchaser Material Adverse Effect (disregarding for purposes of this clause (ii) any limitations as to materiality or Purchaser Material Adverse Effect set forth in such representations and warranties); provided that the Purchaser Fundamental

Representations shall be true and correct in all material respects as written as of the date hereof and as of the Closing Date associated with such Closing.
(b)    Covenants. The covenants and agreements of the Purchaser set forth in this Agreement to be performed at or prior to such Closing shall have been duly performed in all material respects to the extent that they relate to such Target Business Segment.
(c)    Officer’s Certificate. There shall have been delivered to Parent a certificate, dated as of such Closing Date and signed by a duly authorized officer of Purchaser, certifying the satisfaction of the conditions in Section 6.3(a) and Section 6.3(b).
(d)    Closing Deliverables. There shall have been delivered to Parent the items specified in Section 2.6(a) and, to the extent applicable, Section 2.6(c).
ARTICLE VII
TAX MATTERS
Section 7.1    Seller Returns and Reports. Parent shall file, or shall cause the Target Companies to file, when due all Tax Returns that are required to be filed by or with respect to the Target Companies on or before the applicable Closing Date (taking into account all valid extensions of time to file) and shall pay all Taxes shown due on such Tax Returns. All such Tax Returns shall be prepared in a manner consistent with prior practice unless otherwise required by applicable Law. Parent shall, or shall cause the Sellers to, provide Purchaser with copies of such completed Tax Returns (including annual VAT returns, but excluding all monthly or quarterly VAT returns) at least 30 days prior to the due date for filing thereof, along with supporting workpapers, for Purchaser’s review and approval (such approval not to be unreasonably withheld, conditioned or delayed). Parent and Purchaser shall attempt in good faith to resolve any disagreements regarding such Tax Returns prior to the due date for filing. In the event that Parent and Purchaser are unable to resolve any dispute with respect to such Tax Return at least five days prior to the due date for filing, such dispute shall be resolved pursuant to Section 7.12, which resolution shall be binding on the Parties.
Section 7.2    Purchaser Returns and Reports. Purchaser shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to each Target Company after the applicable Closing Date with respect to Pre-Closing Periods and, subject to the rights to payment from Parent only to the extent provided in Section 8.2(a)(vi), shall pay all Taxes shown due on such Tax Returns. All such Tax Returns shall be prepared in a manner consistent with prior practice unless otherwise required by applicable Law. Purchaser shall provide Parent with copies of such completed Tax Returns (including annual VAT returns, but excluding all monthly or quarterly VAT returns) at least 30 days prior to the due date for filing thereof, along with supporting workpapers, for Parent’s review and approval (such approval not to be unreasonably withheld, conditioned or delayed). Parent and Purchaser shall attempt in good faith to resolve any disagreements regarding such Tax Returns prior to the due date for filing. In the event that Parent and Purchaser are unable to resolve any dispute with respect to such Tax Return at least five days prior to the due date for filing, such dispute shall be resolved pursuant to Section 7.12, which resolution shall be binding on the Parties. Not later than 10 days prior to the due date for the payment of Taxes on any Tax Returns which Purchaser has the responsibility to cause to be filed pursuant to this Section 7.2,

Parent shall pay (or cause to be paid) to Purchaser the amount of Taxes owed by Parent pursuant to the provisions of Section 8.2(a). No payment pursuant to this Section 7.2 shall excuse Parent from its indemnification obligations pursuant to (and to the extent of) Section 8.2(a)(vii) if the amount of Taxes as ultimately determined (on audit or otherwise) for the periods covered by such Tax Returns exceeds the amount of Parent’s payment under this Section 7.2.
Section 7.3    Amendments. Unless required by applicable Law, Purchaser shall not amend, and after the Closing shall not permit the Target Companies to amend, any Tax Return filed by Parent, the other Sellers, the Target Companies with respect to any Pre-Closing Period of any Target Company (if Parent or another Seller would be liable for any Losses arising from such amendment and if such amendment is reasonably likely to have a material adverse effect on Parent or such Seller) without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed; provided that the foregoing shall not apply to any amendment that may be required to be filed following resolution of a Tax audit or other inquiry from a Taxing Authority conducted in accordance with the contest provisions of Section 7.4.
Section 7.4    Contest Provisions.
(d)    If a claim shall be made by any Taxing or Government Authority, that, if successful, might result in a payment on behalf of Parent to Purchaser under Section 8.2 Purchaser shall promptly notify Parent with such potential liability in writing (a “Tax Notice”) of such claim (a “Tax Claim”) provided that Purchaser’s failure to deliver such Tax Notice to Parent shall not limit Purchaser’s rights under Section 8.2 except to the extent Parent’s position or defense is actually and materially prejudiced by such failure. Such Tax Notice shall provide reasonable detail to apprise Parent of the nature of the Tax Claim, taking into account the facts and circumstances with respect to such Tax Claim.
(e)    With respect to a Tax Claim or proceeding arising therefrom relating exclusively to a Pre-Closing Period, Purchaser shall have the right, at Parent’s sole expense (but subject to the same limitation on expenses as provided in Section 8.2(a)(vii)(G)), to represent the interests of the Target Companies with respect to such a Tax Claim or proceeding; provided, that:
(i)    Purchaser shall provide Parent with copies of all correspondence, notices and other written materials received from any Taxing Authorities and shall otherwise keep Parent and its tax advisors advised of significant developments in the audit or dispute and of significant communications involving representatives of the Taxing Authorities;
(ii)    Parent shall have the right to consent to the selection of outside counsel or other advisors in connection with such Tax Claim or proceeding (which consent shall not be unreasonably withheld);
(iii)    Purchaser shall keep Parent reasonably informed and consult seriously and in good faith with Parent and its tax advisors with respect to any issue relating to such audit or dispute;

(iv)    Parent may request that Purchaser take a position in respect of such audit or proceeding, and Purchaser shall do so provided that (X) there exists a reasonable basis in fact and law for such position and (Y) the adoption of such position would not reasonably be expected to adversely affect the Tax liability of any of the Target Companies for any post-Closing period or portion thereof (unless Parent agrees to indemnify and hold harmless such Target Companies from such adverse effect);
(v)    Purchaser shall provide Parent with a copy of any material written submission to be sent to a Taxing Authority prior to the submission thereof and shall give serious and good faith consideration to any comments or suggested revisions that Parent or its tax advisors may have with respect thereto;
(vi)    Parent shall have the right to have a representative attend any portion of a meeting between Purchaser or any Target Company, on the one hand, and a Taxing Authority, on the other, in which any Tax for which Parent may be liable pursuant to Section 8.2(a)(vii) is discussed, provided that Purchaser shall have the right to set the agenda and strategy for such meeting; and
(vii)    there will be no settlement, resolution, or closing or other agreement with respect thereto without the consent of Parent, which consent will not be unreasonably withheld, conditioned or delayed. For the avoidance of doubt, Parent may reasonably withhold its consent to any settlement, resolution or closing or other agreement with respect to any Tax Claim or proceeding arising therefrom if Parent can supply Purchaser with an opinion of nationally recognized tax counsel in the relevant jurisdiction that there is a reasonable basis in law and fact for Parent to achieve a more favorable result than the settlement, resolution, closing or other agreement, in which case Purchaser will continue to pursue the relevant tax audit or proceeding.
(f)    With respect to a Tax Claim or proceeding arising therefrom relating to a Straddle Period, Purchaser shall have the right, at its sole expense (but subject to indemnity pursuant to Section 8.2(a)(vii), reasonably allocated taking into account the portion of the total Tax Claim that related to a Pre-Closing Period), to represent the interests of the Target Companies with respect to such a Tax Claim or proceeding; provided, that:
(vi)    Parent shall have the right, at its sole expense, to have a representative attend any proceedings and negotiations and to review any written materials sent to or received from the Taxing Authority;
(vii)    Purchaser shall reasonably cooperate with Parent in connection with such attendance;
(viii)    Purchaser shall not settle any Tax Claim or proceeding arising therefrom without Parent’s consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 7.5    Transfer Taxes. Purchaser and Parent shall each be liable for and shall pay within any time period prescribed by Law or Taxing Authority (and shall indemnify and hold harmless Parent Indemnified Persons against) 50% of any transfer, documentary, filing, recording, stamp, sales, use, registration and other such taxes or fees or governmental charges, including interest or penalties thereon, in each case arising out of or in connection with the transactions effected pursuant to this Agreement (but, for the avoidance of doubt, excluding any taxes computed by reference to net income or capital gain of the Sellers, which shall be the responsibility of Parent) (“Transfer Taxes”). Purchaser shall, at its own expense, file (or cause to be filed) all necessary Tax Returns and other documentation with respect to any such Transfer Taxes, in each case arising from the purchase and sale of the Target Equity Interests. If required by applicable Law, Parent shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation; provided that any dispute with respect thereto shall be resolved pursuant to Section 7.12, which resolution shall be binding on the Parties. Parent and Purchaser shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to minimize the amount of Transfer Taxes payable by reason of the consummation of the transactions contemplated hereunder.
Section 7.6    Cooperation; Access to Records. After each Closing of each Target Business Segment, Parent and Purchaser shall cooperate fully in preparing for and conducting any audits of, or disputes with any Taxing Authorities regarding, any Tax Returns, and shall provide such information as reasonably necessary for such audits, disputes or for the filing of all Tax Returns, subject to the provisions of Section 7.4, of each Target Company in the Target Business Segment. Parent shall, and shall cause the other Sellers to, after the applicable Closing, consistent with current practices of the Target Companies, retain such records, documents, accounting data and other information as are necessary for the preparation, filing and examination of Tax Returns with respect to Taxes of each Target Company and shall make available to the other Parties and to any Government Authority as reasonably requested all records, documents, accounting data and other information relating to Taxes of each Target Company until sixty (60) days after the expiration of the statute of limitations (and, to the extent Parent is notified by Purchaser or the Target Companies, any extensions thereof) and shall give Purchaser reasonable written notice prior to transferring, destroying, or discarding any such books and records and, if Purchaser so requests, Parent, or the other Sellers, shall allow Purchaser to take possession of such books and records.
Section 7.7    No Tax Elections. Purchaser shall not make, and agrees to prevent the Target Companies from making, any election pursuant to Section 338(g) of the Code or any similar provision of Law with respect to any Target Company.
Section 7.8    No Dividends. With respect to each Target Company, prior to January 1 of the calendar year following the year in which the applicable Closing occurs, Purchaser agrees that such Target Company shall not pay any distributions or dividends to its shareholders.
Section 7.9    Tax Sharing. Prior to the applicable Closing Date, Parent shall, and shall cause the other Sellers to, terminate any Tax sharing, Tax allocation, and Tax indemnification agreements and arrangements of each of the Target Companies (other than any Tax sharing, allocation or Tax indemnification agreement solely between Target Companies in the same Target Business Segment), and such agreements shall have no further effect for any taxable year or period (whether a past, present or future year or period), and no additional payments shall be made thereunder on or after the applicable Closing Date with respect to any period.
Section 7.10    IRS Forms 5471. Purchaser shall cause a Form 5471, Information Return of U.S. Persons with Respect to Certain Foreign Corporations, to be timely and accurately filed for each Target Company (other than a Target Company that is treated as a “disregarded entity” within the meaning of Treasury Regulations Section 301.7701-3(b)(2)(i)(C)) that is not a U.S. Person for such Target Company’s tax year in which Purchaser acquired such company. Each such Form 5471 shall be filed as a joint information return in respect of Purchaser (or its applicable Affiliate) and Parent (or its applicable Affiliates). In connection with the filing of each such Form 5471, Parent agrees to furnish or cause to be furnished to Purchaser, upon request, as promptly as practicable, such information (including Forms 5471 for each applicable Target Company for the taxable years ended December 31, 2011 and 2012 filed by Parent or its Affiliates) and assistance that is reasonably required to properly complete such Form 5471. Purchaser shall provide copies of the Forms 5471 to Parent no later than ten Business Days prior to the due date for filing such Forms 5471 for Parent’s review and approval.
Section 7.11    Straddle Period Tax Allocation. If a Target Company does not close its taxable year on the applicable Closing Date or in any case in which a Tax is assessed with respect to a taxable period which includes the applicable Closing Date but does not begin or end on that day (a “Straddle Period”), the Taxes, if any, attributable to a Straddle Period shall be allocated (i) to the Pre-Closing Period for the period up to and including the applicable Closing, and (ii) to the period beginning after the applicable Closing for the period subsequent to the applicable Closing. Any allocation of income or deductions required to determine any Taxes attributable to a Straddle Period shall be made by means of a closing of the books and records of the Target Company as of the applicable Closing (but taking into account any Tax consequences of the Closing), provided that (x) real and personal property Taxes and any other ad valorem Taxes shall be apportioned on a per diem basis and (y) exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the applicable Closing and the period after the applicable Closing in proportion to the number of days in each such period.
Section 7.12    Disputes. Any dispute as to any matter covered in this Article VII shall be resolved by a nationally recognized tax expert in the jurisdiction to which the dispute relates that is mutually agreed by Parent and Purchaser or, if Parent and Purchaser do not agree on the selection of such expert, KPMG. The fees and expenses of such expert shall be borne 50% by Parent, on the one hand, and 50% by Purchaser on the other. If any dispute with respect to a Tax Return is not resolved prior to the due date of such Tax Return, such Tax Return shall be filed in the manner which the party responsible for preparing such Tax Return deems correct, the filing of which shall not prejudice or otherwise control the dispute in respect of such Tax Return.
Section 7.13    Refunds. If Purchaser or any Target Company receives (i) a Tax refund of any Tax, (ii) a credit against Taxes otherwise payable in lieu of a refund, or (iii) the release of excess Tax reserves (which were taken into account in the calculation of Final Net Asset Value) upon a final, binding and nonappealable determination with respect to contingencies forming the basis of such reserves, which Tax refund, credit or release relate to Taxes previously paid in or provided for in respect of a Pre-Closing Period (except to the extent that such refund or credit (i) is shown as an asset on the Final Closing Statement for purposes of calculating, or otherwise taken into account as an increase to, the applicable Final Net Asset Value, (ii) results from the carryback of a Tax attribute arising from a taxable period (or portion thereof) beginning on or after Closing, or (iii) is one to which Purchaser or any of its Affiliates is entitled pursuant to the 2006 Agreements), Purchaser shall pay to the applicable Seller, within fifteen (15) Business Days following the actual receipt of such refund (or the application of such credit or release of such reserve), an amount equal to such refund (or credit or release) less (x) any expenses incurred by Purchaser, any of its Affiliates or any Target Company in connection with obtaining such refund (or credit or release) and (y) any Taxes incurred by Purchaser, any of its Affiliates or any Target Company in connection with the receipt or accrual of any such refund (or application of such credit or release). All other Tax refunds (or credits) and excess Tax reserves shall belong to Purchaser or to the applicable Target Company. Nothing in this Agreement is intended to alter the rights and obligations of the parties to the 2006 Agreement; provided, however, that to the extent that Parent is obligated pursuant to the 2006 Agreement to make a payment to Purchaser or an Affiliate of Purchaser by reason of the receipt by a Target Company of a Tax refund, Parent shall not be obligated to make such payment with respect to a Tax refund received by such Target Company after the applicable Closing Date.
Section 7.14    Exclusivity. In the event of any inconsistency between the provisions of this Article VII, on the one hand, and the provisions of Article VIII, on the other hand, the provisions of this Article VII shall control as to Tax matters.
ARTICLE VIII
SURVIVAL; INDEMNIFICATION; CERTAIN REMEDIES
Section 8.1    Survival. The representations, warranties, covenants and obligations of the Parties with respect to each Target Business Segment contained in or made pursuant to this Agreement shall survive in full force and effect until 5:00 p.m. New York City time on the date that is 540 days after the Closing Date for such Target Business Segment, at which time they shall terminate (and no claims shall be made for indemnification under Section 8.2 or Section 8.3 thereafter), except:
(e)    the Parent Fundamental Representations and Purchaser Fundamental Representations shall survive until 5:00 p.m. New York City time on the date that is the later of (i) 60 days after the expiration of any applicable statute of limitations and (ii) the tenth anniversary of the Closing Date for such Target Business Segment;
(f)    (i) the covenants and obligations that by their terms apply or to the extent they are to be performed in whole or in part after a Closing shall survive for the period provided in such covenants and obligations, or until fully performed and (ii) the covenants and obligations that by their terms apply or to the extent that they are to be performed in their entirety on or prior to a Closing shall survive until 5:00 p.m. New York City time on the date that is 270 days after such Closing;
(g)    The Non-Indemnifiable Tax Representations shall terminate upon Closing;

(h)    The Indemnifiable Tax Representations, Parent’s and Purchaser’s obligations pursuant to Article VII and claims for indemnification under Section 8.2(a)(vii), Section 8.2(a)(viii) and Section 8.3(a)(iii) shall survive until the date that is the later of (i) 5:00 p.m., New York City time, on the date that is 60 days after the expiration of any applicable statute of limitations (including any extensions and suspension thereof) and (ii) 5:00 p.m., New York City time, on the date that is 60 days after the date that the respective tax assessment has become final, binding and nonappealable;
(i)    claims for indemnification under Section 8.2(a)(iii) shall survive in full force and effect until 5:00 p.m., New York City time, on the date that is the sixth anniversary of the Closing relating to the Brazilian Target Companies;
(j)    claims for indemnification under Section 8.2(a)(iv) shall survive in full force and effect until 5:00 p.m., New York City time, on the date that is the sixth anniversary of the Closing relating to the Target Business Segment that is the source of the greatest amount of Losses arising out of such claim for indemnification;
(k)     claims for indemnification under Section 8.2(a)(v) shall survive in full force and effect indefinitely; and
(l)    claims for indemnification under Section 8.2(a)(vi) shall survive in full force and effect until 5:00 p.m., New York City time, on the date that is the tenth anniversary of the Closing relating to the Target Business Segment that is the source of the greatest amount of Losses arising out of such claim for indemnification.
Section 8.2    Indemnification by Parent.
(f)    After each Closing and subject to this Article VIII, Parent, on behalf of the Sellers, shall indemnify, defend and hold harmless Purchaser and its Affiliates (which, as of and after any Closing, shall include the Subject Companies transferred at such Closing) (the “Purchaser Indemnified Persons”), against, and reimburse the Purchaser Indemnified Persons for, without duplication, all Losses that the Purchaser Indemnified Persons may at any time suffer or incur, or become subject to:
(viii)    as a result of or in connection with the breach of any of the representations and warranties of Parent contained in Article III to the extent relating to a Closing that has occurred or a Target Company that has been purchased by and sold to Purchaser (other than the Non-Indemnifiable Tax Representations) (it being understood that, for purposes of determining whether any breach has occurred or calculating the amount of any Losses under this Section 8.2(a)(i), all materiality and Company Material Adverse Effect qualifications and exceptions (except for such qualifications and exceptions (A) used in Section 3.15(a)(ii), Section 3.15(a)(vi), Section 3.15(a)(viii), Section 3.19(e), Section 3.19(i) and Section 3.28(a) to qualify a list of items or a set of materials made available rather than to qualify a statement or (B) contained in Section 3.5(b)) contained in such representations and warranties shall be disregarded);

(ix)    as a result of or in connection with any breach by Parent of any of its covenants, agreements or obligations contained in this Agreement to the extent relating to a Closing that has occurred or a Target Company that has been purchased by and sold to Purchaser;
(x)    as a result of the matters set forth in Section 8.2(a)(iii) of Parent’s Disclosure Letter;
(xi)    as a result of any action taken by Parent or any of its Affiliates to effect the Restructuring (to the extent resulting from the Restructuring and affecting a Target Company that has been purchased by and sold to Purchaser);
(xii)    as a result of (A) Parent’s ownership of Residential Capital LLC, or (B) any Target Guarantee;
(xiii)    as a result of or in connection with (A) GMAC Continental Corporation’s operation of any business (other than the Target Business) or acquisition, ownership or sale of any assets (other than any Equity Interests in any of the Target Companies) prior to the Closing, or (B) any Liability of GMAC Continental Corporation that is not related to, and does not arise from, its operation of the Target Business or its ownership of any Equity Interest in any of the Target Companies; or
(xiv)    that constitute (A) Taxes of the Target Companies (or any predecessor thereof) for any Pre-Closing Period (as allocated under Section 7.11), including any Taxes of the Target Company in respect of (1) income realized on the applicable Closing Date to the extent resulting from actions taken by the Target Company at the direction of Parent or any Seller (or any Affiliate of Parent or any Seller) that are outside the ordinary course of business or (2) any transactions in connection with the consummation of the Restructuring, (B) Taxes imposed on any Target Company as a result of the transactions effected pursuant to this Agreement, (C) Taxes imposed on the Target Companies pursuant to Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under state, local or foreign Law), (D) Tax liability of any Target Company (including, without limitation, any U.K. income tax (whether collected through PAYE or otherwise) or employee or employer’s National Insurance Contributions) together with any interest or penalties arising therefrom, as a result of any share options, restricted stock units, stock appreciation rights or other such similar awards, which have been granted and/or awarded to any U.K. employees of a Target Company prior to Closing, pursuant to the Ally Financial, Inc. Long-Term Equity Incentive Plan, (E) any Transfer Taxes required to be borne by Parent pursuant to Section 7.5, (F) all withholding Taxes and Taxes in respect of non-resident gains arising as a result of or in connection with the transactions contemplated by this Agreement and (G) reasonable out-of-pocket costs and expenses (including reasonable fees and out-of-pocket expenses of outside legal counsel and other advisors) incurred by Purchaser Indemnified Persons relating to any indemnified Tax matter (including an examination relating thereto or a claim for Taxes) in this Section 8.2(a)(vii) or Section 8.2(a)(viii); or

(xv)    as a result of a final binding and non-appealable determination that changes a Tax Attribute (including by reason of the application of any Tax Attribute to offset or reduce any Tax liability described in Section 8.2(a)(vii), but excluding by reason of (i) any retroactive change in Law enacted after the Closing, (ii) the sale of the Target Companies or (iii) any change of control or change of business conduct effected on or after the Closing), which, if given effect as of the applicable Closing Date (and not taking into account any change of Law since the Closing Date), would have caused a reduction in the Net Deferred Tax Asset calculated in accordance with GAAP, in which case the Loss subject to indemnification by Parent in this Section 8.2(a)(viii) shall be equal to the amount such reduction, payable at such time and to the extent that the changed Tax Attribute that causes a reduction in the Net Deferred Tax Asset would otherwise have been used to reduce the amount of Tax paid by Purchaser a Target Company or its Affiliates.
(g)    Notwithstanding anything to the contrary contained herein, Parent shall not be required to indemnify, defend or hold harmless the Purchaser Indemnified Persons against, or reimburse, or otherwise have any liability under this Agreement to, the Purchaser Indemnified Persons for (i) any Losses pursuant to Section 8.2(a)(i) (other than Losses in connection with any Parent Fundamental Representations or the Indemnifiable Tax Representations) with respect to any claim (A) unless such claim (or related claims arising out of the same facts, events or circumstances) involves Losses in excess of $125,000 (the “Threshold”) (nor shall any such claim that does not meet such Threshold be applied to or considered for purposes of calculating the aggregate amount of Losses of the Purchaser Indemnified Persons for which Parent has responsibility under clause (B) of this Section 8.2(b) below), and (B) until the aggregate amount of the Losses of the Purchaser Indemnified Persons for which the Purchaser Indemnified Persons are finally determined to be otherwise entitled to indemnification under Section 8.2(a)(i) exceeds 2.00% of the Paid Purchase Price at the time the Claim Notice in respect of a claim for such Losses (or related claims arising out of the same facts, events or circumstances) is delivered (as may be increased pursuant to the last sentence of this Section 8.2(b), the “Deductible”), after which Parent, on behalf of the Sellers, shall be obligated for all Purchaser’s Losses for which Purchaser is finally determined to be otherwise entitled to indemnification under Section 8.2(a)(i) that are in excess of the Deductible, but only if such excess Losses arise with respect to any claim (or related claims arising out of the same facts, events or circumstances) involving Losses in excess of the Threshold, (ii) any Losses pursuant to Section 8.2(a)(iii) with respect to any claim until the aggregate amount of the Losses of the Purchaser Indemnified Persons for which the Purchaser Indemnified Persons are finally determined to be otherwise entitled to indemnification under Section 8.2(a)(iii) exceeds $5,000,000 at the time the Claim Notice in respect of a claim for such Losses (or related claims arising out of the same facts, events or circumstances) is delivered (the “Class Action Deductible”), after which Parent, on behalf of the Sellers, shall be obligated for all Purchaser’s Losses for which Purchaser is finally determined to be otherwise entitled to indemnification under Section 8.2(a)(iii) that are in excess of the Class Action Deductible, but only if such excess Losses arise with respect to any claim (or related claims arising out of the same facts, events or circumstances) involving Losses in excess of the Threshold. Notwithstanding anything to the contrary contained herein, Parent shall not be required to indemnify, defend or hold harmless the Purchaser Indemnified Persons against, or reimburse, or otherwise have any liability under this Agreement to, the Purchaser Indemnified Persons for any Losses (1) pursuant to Section 8.2(a)(i) (other than

Losses in connection with any Parent Fundamental Representation or the Indemnifiable Tax Representations) in a cumulative aggregate amount exceeding 15% of the Paid Purchase Price at the time the Claim Notice in respect of a claim for such Losses (or related claims arising out of the same facts, events or circumstances) is delivered (as may be increased pursuant to the last sentence of this Section 8.2(b), the “Cap”), and (2) pursuant to Section 8.2(a)(i) in connection with the Parent Fundamental Representations or the Indemnifiable Tax Representations, Section 8.2(a)(ii), Section 8.2(a)(iv), Section 8.2(a)(vi), Section 8.2(a)(vii) and Section 8.2(a)(viii) in a cumulative aggregate amount exceeding the Paid Purchase Price at the time the Claim Notice in respect of a claim for such Losses (or related claims arising out of the same facts, events or circumstances) is delivered. Notwithstanding anything herein to the contrary, the Deductible and the Cap in respect of any claim (or related claims arising out of the same facts, events or circumstances) shall increase as the Paid Purchase Price increases after the occurrence of any subsequent Closings.
Section 8.3    Indemnification by Purchaser.
(g)    After each Closing and subject to this Article VIII, Purchaser shall indemnify, defend and hold harmless Parent, the Sellers, and its and their respective Affiliates and Representatives (the “Parent Indemnified Persons”), against, and reimburse Parent Indemnified Persons for, without duplication, all Losses that Parent Indemnified Persons may at any time suffer or incur, or become subject to:
(i)    as a result of or in connection with the breach of any of the representations and warranties of Purchaser contained in Article IV (it being understood that, for purposes of determining whether any breach has occurred or calculating the amount of any Losses under this Section 8.3(a)(i), all materiality and Purchaser Material Adverse Effect qualifications and exceptions contained in such representations and warranties shall be disregarded);
(ii)    as a result of or in connection with any breach by any Purchaser or Purchaser Topco of any of their covenants, agreements or obligations contained in this Agreement or in any Transaction Document; or
(iii)    that constitute (A) any Transfer Taxes required to be borne by such Purchaser pursuant to Section 7.5; (B) any withholding Tax for which Purchaser is responsible pursuant to Section 2.8; and (C) reasonable out-of-pocket costs and expenses (including reasonable fees and out-of-pocket expenses of outside legal counsel and other advisors) incurred by Parent Indemnified Persons relating to any indemnified Tax matter (including an examination relating thereto or a claim for Taxes) in this Section 8.3(a)(iii).
(h)    Notwithstanding anything to the contrary contained herein, Purchaser shall not be required to indemnify, defend or hold harmless the Parent Indemnified Persons against, or reimburse, or otherwise have any liability under this Agreement to, the Parent Indemnified Persons for any Losses pursuant to Section 8.3(a)(i) (other than Losses in connection with any Purchaser Fundamental Representations) with respect to any claim (i) unless such claim (or related claims arising out of the same facts, events or circumstances) involves Losses in excess of the Deductible

(nor shall any such claim that does not meet such Threshold be applied to or considered for purposes of calculating the aggregate amount of Parent’s Losses for which Purchaser has responsibility under clause (ii) of this Section 8.3(b) below), (ii) until the aggregate amount of Losses for which the Parent Indemnified Persons are finally determined to be otherwise entitled to indemnification under Section 8.3(a)(i) exceeds the Deductible, after which Purchaser shall be obligated for all the Losses for which the Parent Indemnified Persons are finally determined to be otherwise entitled to indemnification under Section 8.3(a)(i) that are in excess of the Deductible, but only if such excess Losses arise with respect to any claim (or related claims arising out of the same facts, events or circumstances) involving Losses in excess of the Deductible. Notwithstanding anything to the contrary contained herein, Purchaser shall not be required to indemnify, defend or hold harmless the Parent Indemnified Persons against, or reimburse, or otherwise have any liability under this Agreement to, the Parent Indemnified Persons for any Losses (1) pursuant to Section 8.3(a)(i) (other than Losses in connection with any Purchaser Fundamental Representation) in a cumulative aggregate amount exceeding the Cap, and (2) pursuant to Section 8.3(a)(i) in connection with the Purchaser Fundamental Representations and Section 8.3(a)(iii) in a cumulative aggregate amount exceeding the Paid Purchase Price at the time the Claim Notice in respect of a claim for such Losses (or related claims arising out of the same facts, events or circumstances) is delivered, irrespective of the occurrence of any subsequent Closings.
Section 8.4    Claims Procedure.
(a)    Notification by the Indemnified Person. If any Person claiming indemnification under this Article VIII (the “Indemnified Person”) becomes aware of any fact, matter or circumstance that may give rise to a claim for indemnification under this Article VIII, the Indemnified Person shall (at its own expense) promptly notify in reasonable detail the Person from whom indemnification is sought (the “Indemnifying Person”) in writing of such claim (“Claim Notice”), including any pending or threatened claim or demand by a third party that the Indemnified Person has determined has given or could reasonably give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted in writing by a third party against the Indemnified Person) (each, a “Third-Party Claim”), setting out the provisions under this Agreement upon which such claim is based, and such other information (to the extent known) as is reasonably necessary to enable the Indemnifying Person to assess the merits of the potential claim, to make such provisions as it may consider necessary (including details of the legal and factual basis of the claim and the evidence on which the party relies (including where the claim is a result of a Third-Party Claim, evidence of the Third-Party Claim)) and setting out its estimate of the amount of Losses to the extent ascertainable which are, or are to be, the subject of the claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Person from any of its obligations under this Article VIII except to the extent that the Indemnifying Person is materially prejudiced by such failure. The Parties agree that (i) notices for claims in respect of a breach of a representation, warranty, covenant or obligation must be delivered prior to the expiration of the applicable survival period specified in Section 8.1 for such representation, warranty, covenant or obligation and (ii) any claims for indemnification for which notice is not timely delivered in accordance with this Section 8.4(a) shall be expressly barred and are hereby waived; provided, further, that if, prior to such applicable date, a Party shall have notified the other Party in accordance with the requirements of this Section 8.4(a) of a claim for indemnification (including for a contingent Loss) under this Article VIII (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this Article VIII notwithstanding the passing of such applicable date (and, in the case of a claim for indemnification for a contingent Loss, notwithstanding that such contingent Loss may not become an actual liability until the passing of such applicable date).
(b)    Cooperation by the Indemnified Person. The Indemnified Person shall reasonably cooperate with and assist the Indemnifying Person in determining the validity of any claim for indemnity by the Indemnified Person and in defending against a Third-Party Claim. In connection with any fact, matter, event or circumstance that may give rise to a claim against any Indemnifying Person under this Agreement, the Indemnified Person shall ensure that the Indemnified Person and its Affiliates, as applicable: (i) shall preserve all material evidence relevant to the claim, (ii) shall allow the Indemnifying Person and its advisers to investigate the fact, matter, event or circumstance alleged to give rise to such claim and whether and to what extent any amount is payable in respect of such claim, and (iii) shall provide the Indemnifying Person and its Representatives reasonable access to such documents and information as may be reasonably requested in connection with such Third-Party Claims, subject to the Indemnifying Person and its advisers agreeing in such form as the Indemnified Person may reasonably require to keep all such information confidential and to use it only for the purpose of investigating and defending the claim in question.
(c)    Assumption of Defense of a Third-Party Claim. Upon receipt of a notice of a claim for indemnity from an Indemnified Person pursuant to Section 8.4(a) in respect of a Third-Party Claim (other than a Tax Claim or proceeding arising therefrom, which shall be governed by the provisions of Article VII) the Indemnifying Person may, by notice to the Indemnified Person delivered within 30 Business Days of the receipt of notice of such Third-Party Claim, assume the defense and control of any Third-Party Claim, with its own counsel and at its own expense, but shall allow the Indemnified Person a reasonable opportunity to participate in the defense of such Third-Party Claim with its own counsel and at its own expense. The Indemnifying Person shall not, without the prior written consent of the Indemnified Person (which shall not be unreasonably withheld, conditioned or delayed), consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third-Party Claim, unless such settlement, compromise, discharge or entry of any judgment does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Person, and the Indemnifying Person shall obtain, as a condition of any settlement, compromise, discharge, entry of judgment (if applicable), or other resolution, a complete and unconditional release of each Indemnified Person from any and all Liabilities in respect of such Third-Party Claim. If the Indemnifying Person does not assume the defense and control of any such Third-Party Claim, the Indemnified Person, subject to Section 8.4(d), may defend the same in such manner as it may deem appropriate. This Section 8.4(c) and Section 8.4(d) do not apply to Third-Party Claims relating to Tax Claims or proceedings arising therefrom, which shall be governed by the provisions of Article VII.

(d)    Settlement of Claims. The Indemnified Person shall not settle, compromise or consent to the entry of any judgment with respect to any claim or demand for which it is seeking indemnification from the Indemnifying Person or admit to any liability with respect to such claim or demand without the prior written consent of the Indemnifying Person (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary contained in this Article VIII, no Indemnifying Person shall have any liability under this Article VIII for any Losses arising out of or in connection with any Third-Party Claim that is settled or compromised by an Indemnified Person without the consent of such Indemnifying Person.
(e)    Response to Claims Not Involving Third-Party Claims. In the event any Indemnifying Person receives a notice of a claim for indemnity from an Indemnified Person pursuant to Section 8.4(a) that does not involve a Third-Party Claim, the Indemnifying Person shall notify the Indemnified Person within 30 Business Days following its receipt of such notice whether the Indemnifying Person disputes its liability to the Indemnified Person under this Article VIII.
Section 8.5    Payment. In the event a claim for indemnification under this Article VIII has been finally determined, the amount of such final determination shall be paid by the Indemnifying Person to the Indemnified Person within two Business Days of the request therefor in immediately available funds. Any Action by or before any Government Authority or arbitral body, and the liability for and amount of damages therefor, shall be deemed to be “finally determined” for purposes of this Article VIII when the Parties hereto have so determined by mutual agreement or, if disputed, when a final non-appealable Government Order has been entered into with respect to such Action.
Section 8.6    Treatment of Indemnification Payments. To the fullest extent permitted under applicable Law, for all purposes (including Tax purposes), the Parties shall treat any payment made under Section 8.2 or Section 8.3 as an adjustment to the Target Business Segment Purchase Price for the Target Business Segment to which such payment relates.
Section 8.7    Provisions. To the extent that any claim for indemnification relates to a Tax or Loss for which a reserve, accrual or provision is demonstrably and identifiably reflected in the Final Closing Statement, the amount of such Tax or Loss with respect to such claim for which such reserve, accrual or provision is reflected shall be reduced to take into account the amount of such reserve, accrual or provision. The amount of any Tax or Loss for which indemnification is provided under this Article VIII shall be net of any amounts actually recovered by the Indemnified Person under insurance policies with respect to such Loss.
Section 8.8    Exclusive Remedies. Each Party acknowledges and agrees that (a) prior to the Closing relating to any Target Business Segment, other than in the case of actual fraud by Parent, the sole and exclusive remedies of the Purchaser Parties for any breach of any of the representations and warranties of Parent contained in Article III relating to such Target Business Segment or the transfer thereof shall be, (i) in the event that each of the conditions set forth in Article VI has not been satisfied or waived, refusal to close the purchase and sale of the Target Equity Interests relating to such Target Business Segment hereunder and (ii) the right to terminate this Agreement pursuant to Section 9.1(c) subject to the terms set forth therein; (b) following the Closing relating to any Target Business Segment, the indemnification provisions of this Article VIII shall be the sole and exclusive remedies of the Parties for any breach of the representations or warranties contained in this Agreement relating to such Target Business Segment or the transfer thereof except in the case of fraud or willful breach and (ii) notwithstanding anything to the contrary contained herein, no breach of any representation, warranty, covenant or obligation contained herein shall give rise to any right on the part of either Party to rescind this Agreement or any of the transactions contemplated hereby, including any Closing that has already occurred; and (c) following the Closing relating to any Target Business Segment, the indemnification provisions of this Article VIII shall be the sole and exclusive monetary remedies of the Parties for any breach or non-fulfillment of any covenant to the extent such covenant relates to such Target Business Segment (other than those covenants set forth under Section 5.5(b), Section 5.5(c), Section 5.6, Section 5.9(e), Section 5.15 and Section 5.18 for the enforcement of which a Party may also seek specific performance or injunctive relief).
Section 8.9    Damages. The Parties agree that with respect to each indemnification obligation set forth in this Article VIII, any Transaction Document or any other document executed or delivered in connection with any Closing, in no event shall an Indemnifying Person have any liability to an Indemnified Person for any consequential, indirect, incidental, exemplary, punitive or special damages, internal costs or lost profits, other than any such damages, costs or lost profits required to be paid by an Indemnified Person or any of its Affiliates to any third party arising out of an Action by such third party or its Affiliates.
Section 8.10    Net Financial Benefit.
(g)    No Indemnifying Person shall be liable under this Article VIII in respect of any Losses suffered by any Indemnified Person to the extent there are any offsetting savings by or quantifiable net financial benefits to such Indemnified Person arising from such Losses or the facts, matters, events or circumstances giving rise to such Losses. This Section 8.10(a) shall not apply to any Loss relating to Taxes.
(h)    Any amount of any Loss or Tax for which indemnification is provided under Section 8.2 shall be (i) increased by the amount of any Tax cost actually incurred as an increase in Taxes payable by the Indemnified Person (or any Affiliate thereof) as a result of the receipt or accrual of the indemnification payment, (ii) net of any Tax benefit actually realized as a decrease in cash Taxes payable by the Indemnified Person (or any Affiliate thereof) prior to the date of such indemnification payment as a result of the incurrence or payment of any such Loss or Tax (including as a result of the facts, matters, events or circumstances giving rise to such Losses or Taxes).
(i)    If, following an indemnification payment pursuant to Section 8.2, an Indemnified Person (or any Affiliate thereof) actually realizes as a decrease in cash Taxes payable by the Indemnified Person (or any Affiliate thereof) a Tax benefit as a result of the incurrence or payment of a Loss or Tax that would have reduced the amount of such indemnification payment pursuant to Section 8.10(b) had such Tax benefit been actually realized prior to the date of such indemnification payment, then within ten (10) Business Days following the realization of the Tax benefit, Purchaser shall refund to Parent the amount of such Tax benefit.
Section 8.11    Contingent Liabilities. No Indemnifying Person shall be liable under this Article VIII in respect of any Loss which is contingent unless and until such contingent Loss becomes an actual liability and is due and payable.
Section 8.12    Right to Recovery. (g) If any Indemnifying Person is liable to pay an amount in discharge of any claim under this Agreement and any Indemnified Person recovers or is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates the Indemnified Person (in whole or in part) in respect of the Loss which is the subject matter of the claim, Parent or Purchaser, as applicable, shall procure that all commercially reasonable steps are taken to enforce recovery against the third party and any actual recovery (less any reasonable costs and expenses incurred in obtaining such recovery) shall reduce or satisfy, as the case may be, such claim to the extent of such recovery. Notwithstanding the foregoing, neither Party shall be required to act or forebear to act under this Section 8.12 if such act or forbearance, as applicable, could prejudice such Person’s ability to prosecute a claim against an Indemnifying Person or any right hereunder in the reasonable judgment of Parent or Purchaser, as applicable.
(h)    If any Indemnifying Person has paid an amount in discharge of any claim under this Agreement and any Indemnified Person recovers or is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates any Indemnified Person (in whole or in part) in respect of the Loss which is the subject matter of the claim, Parent or Purchaser, as applicable, shall procure that all commercially reasonable steps are taken as may be required to enforce such recovery and shall, or shall procure that the relevant Indemnified Person shall, pay to Parent or Purchaser, as applicable, as soon as practicable after receipt an amount equal to (i) any sum recovered from the third party less any reasonable costs and expenses incurred in obtaining such recovery or (ii) if less, the amount previously paid by the relevant Indemnifying Person to the relevant Indemnified Person.Double Claims
Section 8.13    Mitigation of Losses.
(a)    The Indemnified Persons shall cause that all commercially reasonable steps are taken and all commercially reasonable assistance is provided to avoid or mitigate any Losses, which in the absence of mitigation might give rise to or increase the Loss in respect of any claim under this Article VIII. This Section 8.14(a) shall not apply to Taxes.
(b)    Subject to and in accordance with the provisions of this Section 8.14(b), if any liability of the Parent under Section 8.2(a) in respect of Tax can be reduced or eliminated by the surrender of Group Relief (as defined in Schedule 3.8(u)) to the relevant Target Company by any company other than Purchaser, an Affiliate of Purchaser or any other Target Company (including by way of electing that any gain on the disposal or notional disposal of an asset be treated as accruing not to the Target Company but to an Affiliate of Parent), Parent may make or procure the making of such surrender or election and Purchaser shall procure that the Target Company shall cooperate with Parent in relation to such surrender or election and make all necessary returns, claims, consents and notifications required to be made in respect of such surrender or election. The Target Company shall not be liable to give any consideration in respect of any surrender of or election in relation to Group Relief pursuant to this Section 8.14(b).

(c)    In the event that (x) the taxable income or Tax of a Target Company is increased for a Pre-Closing Period in a manner that results in an indemnification payment under Section 8.2(a), and (y) the result of such increase is the allowance of an additional deduction in computing the taxable income, an additional credit or a correlative adjustment reducing Taxes of such Target Company or its Affiliates in a taxable period beginning after the applicable Closing Date, the Purchaser shall use commercially reasonable efforts to claim such deduction, credit or correlative adjustment in the earliest taxable period for which such deduction, credit or correlative adjustment is allowable.
ARTICLE IX
TERMINATION
Section 9.1    Termination. This Agreement may be terminated at any time prior to the Final Closing:
(h)    Consent. By the mutual written consent of Parent and Purchaser;
(i)    Delay. By either Parent or Purchaser if the Final Closing has not occurred on or before July 1, 2014 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose failure to take any action required to fulfill any of such Party’s obligations under this Agreement has caused or resulted in the failure of any Closing to occur prior to the Outside Date, and any such termination shall not affect the obligations of the Parties to complete the purchase and sale of any Target Business Segment with respect to which the last of the conditions set forth in Article VI has been satisfied or waived (other than those conditions that, by their terms, are to be satisfied on such Closing Date), but the Closing in respect of such Target Business Segment has not yet occurred (which, for purposes of this Article IX, shall be deemed to be completed prior to July 1, 2014).
(j)    Breach. By either Parent or Purchaser, upon written notice to the other, in the event of a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Purchaser Topco or Purchaser (in the case of Parent) or Parent (in case of Purchaser), which breach would, individually or in the aggregate, result in, if occurring or continuing on every Closing Date applicable to each Target Business Segment not transferred prior to such date, the failure of any condition to the terminating Party’s obligations set forth in Article VI in respect of every Closing relating to every Remaining Target Business Segment, and which cannot be or has not been cured within 45 days after the giving of written notice to the breaching Party of such breach (or by the Outside Date, if earlier); provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to Purchaser or Parent if the would-be terminating Party (including, in the case of Purchaser, Purchaser Topco) is then in material breach of its representations, warranties, agreements and covenants hereunder; and
(k)    Denial of Regulatory Approval. By Parent or Purchaser on or after the date that at least one Required Governmental Approval in respect of each Remaining Target Business Segment has been subject to a written denial by action of each relevant Government Authority at least 60 days prior to such date and all avenues of appeal, if any, for each such Required Governmental

Approval have been exhausted; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to any Party if such Party is in material breach of its representations, warranties, agreements and covenants hereunder at the time it seeks to terminate this Agreement under this Section 9.1(d).
Section 9.2    Notice of Termination. If Parent or Purchaser desires to terminate this Agreement pursuant to Section 9.1, it shall give written notice of such termination to (in the case of termination by Parent) Purchaser and to (in the case of termination by Purchaser) Parent.
Section 9.3    Effect of Termination. Upon a termination of this Agreement in accordance with Section 9.1, each Party’s further rights and obligations hereunder, other than the Surviving Provisions, shall terminate, but termination shall not affect any rights or obligations of a party which may have accrued prior to such termination and shall not relieve any Party from liability for any willful and material breach prior to such termination. Notwithstanding the foregoing (but subject to clause (ii) of the proviso in Section 9.1(b)), any termination of this Agreement shall only have effect with respect to any Remaining Target Business Segment as of the date of such termination (and, for the avoidance of doubt, any holdback payment that has not been paid theretofore pursuant to Section 2.4 shall be forfeited by Parent).
Section 9.4    Additional Rights and Remedies. The Parties acknowledge and agree that nothing in this Article IX shall prejudice or limit any rights or remedies which may otherwise be available to Parent under this Agreement or pursuant to applicable Law, including the right to claim damages or seek specific performance.
ARTICLE X
MISCELLANEOUS
Section 10.1    Notices.
(i)    Any notice, request, claim, demand or other communication in connection with this Agreement (each, a “Notice”) shall be:
(i)    in writing in English; and
(ii)    delivered by hand, fax, registered mail or by courier using an internationally recognized courier company, or transmitted by email.
(j)    A Notice to any Party shall be sent to such party at the following address, or such other Person or address as such Party may designate by delivery of notice in writing to the other Party.

(i)    If to Parent, to:

Ally Financial Inc.
200 Renaissance Center
Mail Code 482-B09-B11
Detroit, MI 48265-2000
Attention: Peter Greene, William B. Solomon, General Counsel
Facsimile: (877) 263-4044 (313) 656-6124
Email: Peter.Greene@ally.com, William.B.Solomon@ally.com

With a copy to (which shall not constitute a Notice):

Sullivan & Cromwell LLP
135 Broad Street
New York, New York 10004
Attention: Jay Clayton C. Andrew Gerlach
Facsimile: (212) 558-3588
Email: ClaytonWJ@sullcrom.com, gerlacha@sullcrom.com

(ii)    If to Purchaser or Purchaser Topco, to:

General Motors Financial Company, Inc.
801 Cherry Street, Suite 3500
Fort Worth, Texas 76102
Attention: Chief Financial Officer
Facsimile: (817) 302-7915
chris.choate@gmfinancial.com

With a copy to (which shall not constitute a Notice):
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention: Frederick S. Green, Daniele D. Do
Facsimile: (212) 310-8007
Email: frederick.green@weil.com, danielle.do@weil.com

(k)    A Notice shall be effective upon receipt and shall be deemed to have been received:
(xiii)    at the time of delivery, if delivered by hand, registered post or courier; or
(xiv)    upon confirmation by telephone or electronic correspondence of receipt thereof, if sent by fax or email, excluding, however, any answer or confirmation automatically generated by electronic means (such as out-of-office replies).
Section 10.2    Assignment. Except as otherwise expressly provided in this Agreement, no Party may without the prior written consent of the other Party, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement; provided that (a) Parent may, following notice in writing to Purchaser no later than three Business Days prior to the effective date of the assignment, assign any or all of its rights, benefits and obligations under this Agreement to one or more of its direct or indirect, wholly owned Subsidiaries (other than any Target Company) or Affiliates; provided, further, that any such assignment shall not relieve Parent of its obligations hereunder; and (b) Purchaser may, following notice in writing to Parent no later than three Business Days prior to the effective date of the assignment, assign, pledge or otherwise transfer any or all of its rights, benefits and obligations under this Agreement to one or more of its direct or indirect, wholly owned Subsidiaries or Affiliates; provided that any such assignment shall not (i) result in any delay in the consummation of the transactions contemplated hereby or (ii) relieve Purchaser of its obligations hereunder. Any attempted assignment in violation of this Section 10.2 shall be null and void. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by, the Parties and their successors and permitted assigns.
Section 10.3    No Third-Party Beneficiaries. Except as provided in Article VIII or otherwise expressly provided herein, this Agreement is for the sole benefit of the Parties and their permitted assigns, and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties and such assigns, any legal or equitable rights hereunder.
Section 10.4    Whole Agreement; Conflict with Other Transaction Documents.
(h)    This Agreement, the other Transaction Documents and the Confidentiality Agreement contain the whole agreement between the Parties relating to the subject matter of this Agreement to the exclusion of any terms implied by Law which may be excluded by contract and supersede any previous written or oral agreement between the Parties in relation to the matters dealt with herein and therein.
(i)    Purchaser acknowledges that it has not been induced to enter this Agreement by any representation, warranty assurance, commitment, statement or undertaking not expressly incorporated into it and agrees that it will not contend to the contrary.
(j)    So far as is permitted by Law, Purchaser agrees and acknowledges that its only right and remedy in relation to any provision of this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute), including any right to rescind this Agreement.

(k)    If there is any inconsistency between the terms of this Agreement and any other Transaction Document, this Agreement shall prevail (as between the Parties and as between any of Parent’s Affiliates and any of Purchaser’s Affiliates) to the extent of the inconsistency, unless otherwise expressly agreed.
Section 10.5    Costs. Except as otherwise provided herein, each Party shall bear all costs incurred by it in connection with the preparation, negotiation and execution of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, it being understood that in no event shall any Subject Companies bear any out-of-pocket costs and expenses of Parent or any of the Sellers unless such costs and expenses are reflected in the Final Net Asset Value with respect to such Subject Companies. Purchaser shall bear the costs incurred for local notaries for the preparation of the deeds and other documents necessary to effect each Closing as well as the costs incurred for the German notary contemplated by Section 10.7.
Section 10.6    Governing Law; Consent to Jurisdiction; Specific Performance.
(m)    THIS AGREEMENT AND ANY NON-CONTRACTUAL OBLIGATIONS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO ANY PRINCIPLES OF CONFLICTS OF LAW OR CHOICE OF LAW THAT WOULD HAVE THE EFFECT OF GIVING EFFECT TO THE LAWS OF ANOTHER JURISDICTION).
(n)    Each Party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction and venue of the United States District Court for the Southern District of New York and in the courts hearing appeals therefrom unless no basis for federal jurisdiction exists, in which event each Party irrevocably consents to the exclusive jurisdiction and venue of the Supreme Court of the State of New York, New York County, and the courts hearing appeals therefrom, for any Action arising out of or relating to this Agreement and the transactions contemplated hereby. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such Action, any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason, other than the failure to serve process in accordance with this Section 10.6, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the Action in any such court is brought in an inconvenient forum, that the venue of such Action is improper, or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY IN CONNECTION WITH ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(o)    Each Party irrevocably consents to the service of process out of any of the aforementioned courts in any such Action by the mailing of copies thereof by registered mail, postage prepaid, to such party at its address specified pursuant to Section 10.1, such service of process to be effective upon acknowledgment of receipt of such registered mail.
(p)    Each Party expressly acknowledges that the foregoing waivers are intended to be irrevocable under the laws of the State of New York and of the United States of America; provided that consent by Purchaser to jurisdiction and service contained in this Section 10.6 is solely for the purpose referred to in this Section 10.6 and shall not be deemed to be a general submission to said courts or in the State of New York other than for such purpose.
(q)    Each Party acknowledges that, other than as provided in Section 8.8, it would be impossible to determine the amount of damages that would result from any breach of any of the provisions of this Agreement and that, in view of the uniqueness of the subject matter of this Agreement, the remedy at law for any breach, or threatened breach, of any of such provisions would be inadequate and, accordingly, agrees that, other than as provided in Section 8.8, the other Party, in addition to any other rights or remedies which it may have, shall be entitled to specific performance of this Agreement and any of the terms of this Agreement (including the respective obligations of Purchaser and Parent under Section 5.5(b), Section 5.5(c), Section 5.6, Section 5.9(e), Section 5.15 and Section 5.18) and such other equitable and injunctive relief available to the Parties from any arbitral tribunal of competent jurisdiction to compel specific performance of, or restrain any party from violating, any of such provisions. In connection with any action or proceeding for equitable and injunctive relief permitted hereunder, other than as provided in Section 8.8, each Party hereby waives any claim or defense that a remedy at law alone is adequate and, to the maximum extent permitted by Law, agrees to have each provision of this Agreement (including the respective obligations of Purchaser and Parent under Section 5.5(b), Section 5.5(c), Section 5.6, Section 5.9(e), Section 5.15 and Section 5.18) specifically enforced against it, without the necessity of posting bond or other security against it, and consents to the entry of equitable and injunctive relief against it enjoining or restraining any breach or threatened breach of any provision of this Agreement.
Section 10.7    Counterparts. The Parties agree to have this Agreement executed and notarized by a notary in Germany after execution of this Agreement by the parties hereto in New York. This Agreement may be executed in any number of counterparts, each of which shall be deemed to constitute an original and all of which shall together constitute one and the same instrument. Subject to the first sentence of this Section 10.7, this Agreement shall become binding when any number of counterparts, individually or taken together, shall bear the signatures of both Parties. Subject to the first sentence of this Section 10.7, this Agreement may be executed and delivered by facsimile or any other electronic means, including “.pdf” or “.tiff” files, and any facsimile or electronic signature shall constitute an original for all purposes.
Section 10.8    Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
Section 10.9    Amendments; Waiver. Any provision of this Agreement may be amended if, and only if, such amendment is in writing and signed by and on behalf of each Party hereto. Any provision of this Agreement may be waived if such waiver is in writing and signed by and on behalf of the Party against whom such waiver is to be enforced. No waiver of any breach of this Agreement will be implied from any forbearance or failure of a Party to take action thereon.
Section 10.10    Payments; Currency Conversion.
(i)    Except to the extent otherwise expressly provided in this Agreement, all payments to be made under this Agreement shall be made in full, without any set off or deduction for or on account of any counterclaim. Any payment to be made under this Agreement shall be effected by crediting for same day value the account specified by the Party entitled to the payment on or before the due date for payment.
(j)    The conversion of any amount determined initially by reference to a foreign currency into Dollars for purposes of testing such amount against the thresholds contained in Section 3.15 (Contracts) or Section 5.1 (Conduct of the Target Business) shall be made based on the currency conversion rate published in the applicable Bloomberg page at 4:00 p.m., New York City Time, on, (i) with respect the thresholds contained in Section 3.15 (Contracts), the date hereof, and (ii) with respect to the thresholds contained in Section 5.1 (Conduct of the Target Business), the date the relevant action necessitating such testing against such thresholds is taken.
[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Purchaser and Purchaser Topco have executed this Agreement as of the date first written above.

ALLY FINANCIAL INC.

By:	/s/ Michael A. Carpenter

Name:	Michael A. Carpenter

Title:	Chief Executive Officer

GENERAL MOTORS FINANCIAL COMPANY, INC.

By:	/s/ Chris A. Choate

Name:	Chris A. Choate

Title:	Executive Vice President, Chief Financial Officer and Treasurer
Solely for purposes of Section 5.3, Section 5.6, Section 5.14(b) and Article X:

GENERAL MOTORS COMPANY

By:	/s/ James A. Davlin, V

Name:	James A. Davlin, V

Title:	Vice President, Finance and Treasurer

SC1:3347968.1D